

LIBERTY BANCORP, INC.


10010029

SEC
Mail Processing
Section
JAN 15 2010
Washington, DC
120

2009 Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended September 30, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ______ to _______.

Commission file number: **0-51992**

LIBERTY BANCORP, INC.
(Exact name of registrant as specified in its charter)

Missouri	**20-4447023**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
16 West Franklin Street, Liberty, Missouri	**64068**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(816) 781-4822**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock, par value $0.01	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: YES __ NO X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES __ NO X

Indicate by check mark whether the registrant: (l) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES X NO ____

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES __ NO __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer (Do not check if a smaller reporting company)	☐	Smaller reporting company	■

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES __ NO X

The aggregate market value of the voting and non-voting common equity held by non-affiliates was $16,827,404, based upon the closing price ($6.78 per share) of the registrant's common stock as quoted on the NASDAQ Capital Market as of the last business day of the registrant's most recently completed second fiscal quarter (March 31, 2009).

The number of shares outstanding of the registrant's common stock as of December 18, 2009 was 3,614,568.

DOCUMENTS INCORPORATED BY REFERENCE

The following lists the documents incorporated by reference and the Part of the Form 10-K into which the document is incorporated:

1. Portions of the registrant's Proxy Statement for the 2010 Annual Meeting of Stockholders. (Part III)

INDEX

This report contains "forward-looking statements" within the meaning of the federal securities laws. These statements are not historical facts; rather, they are statements based on Liberty Bancorp, Inc.'s current expectations regarding its business strategies, intended results and future performance. Forward-looking statements are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project" and similar expressions.

Management's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations of Liberty Bancorp, Inc. and its subsidiary include, but are not limited to, changes in interest rates, national and regional economic conditions, legislative and regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality and composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in BankLiberty's market area, changes in real estate market values in BankLiberty's market area, changes in relevant accounting principles and guidelines and inability or third party service providers to perform.

These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Except as required by applicable law or regulations, Liberty Bancorp, Inc. does not undertake, and specifically disclaims any obligation, to release publicly the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of the statements or to reflect the occurrence of anticipated or unanticipated events.

PART I

Item 1. Business

General

Liberty Bancorp, Inc. (the "Company" or "Liberty Bancorp") was organized as a Missouri corporation at the direction of BankLiberty, formerly "Liberty Savings Bank, F.S.B." (the "Bank" or "BankLiberty"), in February 2006 to become the holding company for the Bank upon the completion of the "second-step" mutual-to-stock conversion (the "Conversion") of Liberty Savings Mutual Holding Company (the "MHC"). The Conversion was completed on July 21, 2006. As part of the Conversion, the MHC merged into the Bank, thereby ceasing to exist, and Liberty Savings Bank, F.S.B. changed its name to "BankLiberty." A total of 2,807,383 shares of common stock were sold in the stock offering at the price of $10.00 per share. In addition, a total of 1,952,754 shares of common stock were issued to the minority shareholders of the former Liberty Savings Bank, F.S.B. representing an exchange ratio of 3.5004 shares of Company common stock for each share of Liberty Savings Bank, F.S.B. common stock. Fractional shares in the aggregate, or 36 shares, were redeemed for cash. Total shares outstanding after the stock offering and the exchange totaled 4,760,137 shares. Net proceeds of $25.6 million were raised in the stock offering, excluding $1.2 million which was loaned by the Company to a trust for the Amended and Restated Liberty Savings Bank Employee Stock Ownership Plan (the "ESOP"), enabling it to finance the acquisition of 153,263 shares of common stock in the offering and exchange. Direct offering costs totaled approximately $1.3 million. In addition, as part of the Conversion and dissolution of Liberty Savings Mutual Holding Company, the Bank received approximately $694,000 of cash previously held by the MHC.

On November 7, 2008, the Company acquired KLT Bancshares, Inc., the parent company of Farley State Bank, a Missouri bank headquartered in Parkville, Missouri. Pursuant to the acquisition, the Company acquired substantially all of the banking operations, assets and deposits, including banking offices located in Parkville and Platte City Missouri, of Farley State Bank for $4.5 million in cash consideration to KLT Bancshares, Inc. shareholders.

The Company has no significant assets, other than all of the outstanding shares of the Bank and the portion of the net proceeds it retained from the Conversion, and no significant liabilities. The Company neither owns nor leases any property, but instead uses the premises, equipment and furniture of the Bank.

BankLiberty is a community-oriented financial institution dedicated to serving the financial service needs of consumers and businesses within its market area. We attract deposits from the general public and use these funds to originate loans secured by real estate located in our market area. Our real estate loans include construction loans, commercial real estate loans, and loans secured by single-family or multi-family properties. To a lesser extent, we originate consumer loans and commercial business loans.

The Bank is subject to extensive regulation, examination and supervision by the Office of Thrift Supervision (the "OTS"), its primary federal regulator, and the Federal Deposit Insurance Corporation (the "FDIC"), its deposit insurer. The Bank has been a member of the Federal Home Loan Bank System since its inception and is a member of the Federal Home Loan Bank of Des Moines.

Our website address is www.banklibertykc.com. Information on our website should not be considered a part of this Form 10-K.

Market Area

The Bank's home office is located in the city of Liberty, Missouri, which is in Clay County, Missouri. In addition to our main office, BankLiberty operates nine full-service branch offices in the Kansas City, Missouri metropolitan area. We operate primarily in the northern portion of the Kansas City metropolitan area, which is experiencing relatively weak population and economic growth similar to that of the overall national economy. Our offices are located in four different counties, including three branches each in Clay, Platte and Jackson Counties and a single branch in Clinton County. All of the counties are included in the Kansas City metropolitan area.

Our market area is the Kansas City metropolitan area, which comprises 11 counties in Missouri and Kansas. The four counties that the Bank serves have a mix of industry groups and employment sectors, including services, manufacturing and transportation. In Clay County, top employers include Ford Motor Co., Cerner Corporation (health care services), a number of casinos and an amusement park. Clinton County's top employers are within the services sector and include Cameron Regional Medical Center, Cameron R-1 (school district) and the county government. Platte County relies on the transportation sector of employment, attributable to the operations of Kansas City International Airport. Other top employers in Platte County include American Airlines (which operates a maintenance facility), Citicorp Credit Services Inc. and Harley-Davidson Inc. Jackson County, the most populous county served and the most urban, includes Kansas City and its downtown area. Manufacturing and services are the top employment sectors in Jackson County, including the federal government, Health Midwest, Hallmark Cards Inc. and DST Systems Inc.

Our primary market area for deposits includes the communities in which we maintain our banking office locations. Our primary lending area is broader than our primary deposit market area and includes surrounding counties.

Competition

We face significant competition for the attraction of deposits and origination of loans. At June 30, 2009, the most recent date for which data is available from the FDIC, we held approximately 4.94%, 11.88%, 0.2% and 6.37% of the deposits in Clay, Clinton, Jackson and Platte Counties, respectively. BankLiberty was the 6th largest market share out of 32 financial institutions with offices in Clay County, the 4th largest market share out of eight financial institutions with offices in Clinton County, the 30th largest market share out of 49 financial institutions with offices in Jackson County and the 6th largest market share out of 21 financial institutions with offices in Platte County. In addition, large national or regional bank holding companies operate in our market area. These institutions are significantly larger than us and, therefore, have significantly greater resources.

Our most direct competition for loans and deposits comes primarily from financial institutions in our market area, and, to a lesser extent, from other financial service providers, such as brokerage firms, credit unions, mortgage companies and mortgage brokers. Our main competitors include a number of significant independent banks. We also face competition for investors' funds from money market funds and other corporate and government securities. Competition for loans also comes from the increasing number of non-depository financial service companies entering the lending market, such as insurance companies, securities companies and specialty finance companies.

We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered barriers to entry, allowed banks to expand their geographic reach by providing services over the Internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. Changes in federal law permit affiliation among banks, securities firms and insurance companies, which promotes a competitive environment in the financial services industry. Competition for deposits and the origination of loans could limit our growth in the future.

Lending Activities

General. Our loan portfolio consists primarily of real estate loans, which include real estate construction loans, single-family residential loans, commercial real estate loans and multi-family real estate loans. To a lesser extent, we also originate commercial business loans and consumer loans. These loans are originated primarily in Clay, Clinton, Platte and Jackson Counties in Missouri, which comprise the northern and eastern portions of the Kansas City, Missouri metropolitan area. We sell substantially all new, fixed-rate conforming single-family loans in the secondary market due to the current low interest rate environment.

Construction Lending. At September 30, 2009, our loan portfolio included $69.2 million in loans secured by properties under construction, with such loans representing 22.1% of our total loan portfolio at that date. Our construction lending has traditionally involved single-family residential lending to builders where the residences being built have not been sold prior to commencement of construction, known as "spec" construction lending, and to custom homebuilders. In 2009, we decreased our single-family, spec construction loans and development loans due to current market conditions.

Our construction loans are secured by the following types of real estate:

	At September 30,	
	2009	**2008**
	(In thousands)	
Single-family, spec	$ 9,055	$13,247
Single-family, custom built	6,765	6,346
Multi-family, 5 or more units	2,610	821
Development	13,620	36,670
Commercial	37,123	33,398
Total	$69,173	$90,482

We originate spec loans only to builders with experience building and selling spec single-family residences. Our spec residential mortgage construction loans generally provide for the payment of interest only during the construction phase, which is usually 12 months. Spec loans generally can be made with a maximum loan-to-value ratio of 85% of the appraised value or 100% of the cost of the project, whichever is less. Interest rates on residential construction loans are set at the prime rate plus a margin, and adjust with changes in the prime rate. We also generally charge a fee for residential construction loans. At September 30, 2009, loans for the construction of spec sale homes totaled $9.1 million, or 2.9% of our total loan portfolio and 13.1% of our portfolio of construction loans. At September 30, 2009, the largest spec loan was for $614,000. This loan was performing according to its terms at September 30, 2009. At September 30, 2009, our largest outstanding indebtedness to a single builder for spec loans totaled $3.0 million. All loans to this builder were performing in accordance with their terms at September 30, 2009.

We also originate construction loans for customers to have their personal residences custom-built. We do not approve loans to customers acting as their own builder for their residences. A custom-build project loan requires the use of an approved qualified general contractor experienced in home building and written approval for permanent financing. Custom-build project loans can be made with a maximum loan-to-value ratio of 85%. At September 30, 2009, the largest outstanding custom-build project loan was $2.0 million. This loan was 15 days past due at September 30, 2009 and current at November 30, 2009.

We also make loans for the construction of non single-family residential properties, including loans for the construction of multi-family residential properties such as condominiums and planned multi-family communities. We generally do not make nonresidential construction loans in amounts that exceed a loan-to-value ratio of 85% where the value is determined by the fully improved or completed project's current appraised market value. These loans generally have an interest-only phase during construction, which is usually 12 to 24 months, and then convert to permanent financing. Disbursements of funds are at the sole discretion of the Bank and are based on the progress of construction. Interest rates and fees on nonresidential construction projects are negotiated, but such loans generally carry adjustable rates of prime, plus a margin.

As part of our nonresidential lending program, we offer loans to selected developers to acquire land and develop residential lots or commercial properties. At September 30, 2009, such loans amounted to $13.6 million, or 4.4% of our total loan portfolio. We make the loans with terms from 12 to 24 months, depending on the size of the project, at interest rates equal to the prime rate plus a negotiated margin of between 0.0% and 1.0% and that adjust daily with changes in the prime rate. We generally originate these loans at a loan-to-value ratio of the lesser of 75% of the appraised value of the security property or 100% of the cost. Loans generally are structured so that the loan will be completely repaid after the developer has sold 75% of the lots being developed.

We require that development loans be reviewed by independent architects or engineers. Disbursements during the construction phase are based on monthly on-site inspections and approved certifications. We generally commit to provide the permanent financing on residential projects and usually require some minimum presale commitments. In the case of construction loans on commercial projects where we will provide the permanent financing, we usually require firm lease commitments on some portion of the property under construction from qualified tenants for a period covering the duration of the loan and usually also require rent assignments in an amount sufficient to satisfy debt service requirements. At September 30, 2009, our largest development loan amounted to $8.4 million loan for commercial real estate. This loan was originated in May 2007. At September 30, 2009, this loan was performing in accordance with its terms and conditions.

For the fiscal year ended September 30, 2009, we originated $23.5 million in construction loans. A substantial amount of our construction loans, except loans to homebuilders, are structured to convert to permanent loans upon completion of construction, and typically have an initial construction loan term of 12 to 18 months prior to converting to a permanent loan. Loan proceeds are disbursed during the construction phase according to a draw schedule based on the actual work completed. Construction projects are inspected by our officers and, if warranted by the complexity of the project, an independent contractor. Construction loans are underwritten on the basis of the estimated value of the property as completed and loan-to-value ratios are based on each project's appraised value.

Single-Family Residential Real Estate Lending. Historically, our primary lending activity was the origination of conventional mortgage loans on single-family residential dwellings. However, in recent years, we have emphasized the origination of real estate construction and commercial real estate loans. As of September 30, 2009, loans on single-family one- to four-unit, residential properties accounted for $54.6 million, or 17.4%, of our loan portfolio.

We originate fixed-rate fully amortizing loans with maturities ranging between 10 and 30 years. Management establishes the loan interest rates based on market conditions. We offer mortgage loans that conform to Fannie Mae and Freddie Mac guidelines, as well as jumbo loans, which presently are loans in amounts over $417,000. Substantially all fixed-rate, single-family loans are sold to secondary market investors.

We also currently offer adjustable-rate loans, with interest rates that adjust annually after a three-, five- or seven-year initial fixed period and with terms of up to 30 years. Interest rate adjustments on such loans are generally limited to no more than 2% during any adjustment period and 6% over the life of the loan. Demand for adjustable-rate loans has been low during the past two years due to the relatively low interest rates available on fixed-rate loans.

We underwrite single-family residential loans with loan-to-value ratios of up to 85%. We require that title, hazard and, if appropriate, flood insurance be maintained on all properties securing real estate loans made by us. An independent licensed appraiser generally appraises all properties.

Our single-family loan originations are generally for terms of 15, 20 or 30 years, amortized on a monthly basis with interest and principal due each month. Residential real estate loans often remain outstanding for significantly shorter periods than their contractual terms as borrowers may refinance or prepay loans at their option, without penalty. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans. Conventional residential mortgage loans we originate customarily contain "due-on-sale" clauses, which permit the Bank to accelerate the indebtedness of the loan upon transfer of ownership of the mortgaged property.

We retain some of the adjustable-rate mortgages we originate in order to reduce our exposure to changes in interest rates. However, there are unquantifiable credit risks resulting from potential increased costs to the borrower as a result of repricing of adjustable-rate mortgage loans. During periods of rising interest rates, the risk of default on adjustable-rate mortgage loans may increase due to the upward adjustment of interest cost to the borrower.

Multi-Family and Commercial Real Estate Lending. We offer fixed-rate and adjustable-rate mortgage loans secured by income-producing multi-family and commercial real estate. Our multi-family and commercial real estate loans generally are secured by improved property such as office buildings, retail centers, apartment buildings and churches which are located in our primary market area. At September 30, 2009, loans secured by multi-family properties, *i.e.*, more than four units, amounted to $29.2 million, or 9.3% of our loan portfolio, and commercial (non-residential) real estate loans amounted to $122.6 million, or 39.2% of our loan portfolio. In the aggregate, multi-family and commercial real estate lending totaled approximately $151.8 million, or 48.5%, of our total loan portfolio at that date.

Multi-family and commercial real estate loans generally amortize over a period of from 15 to 25 years but usually mature in either three or five years. Multi-family and commercial real estate loans generally are made in amounts not exceeding 85% of the lesser of the appraised value or the purchase price of the property. While we offer adjustable-rate multi-family real estate loans and commercial real estate loans, most such loans have a fixed interest rate indexed to the three- or five-year treasury bill rate plus a margin. At September 30, 2009, our largest commercial real estate loan had an outstanding balance of $10.0 million, was secured by several retail buildings and was performing in accordance with its terms. At September 30, 2009, our largest multi-family real estate loan secured by a 210-unit apartment complex had an outstanding balance of $5.0 million, and was performing in accordance with its terms.

Consumer Lending. We have a consumer-lending program that primarily targets existing customers. The program emphasizes our commitment to community-based lending and is designed to meet the needs of consumers in our primary market area. Our consumer loans consist primarily of home equity loans and lines of credit, and, to a much lesser extent, automobile loans, loans secured by deposit accounts and other miscellaneous consumer loans. As of September 30, 2009, consumer loans constituted approximately $15.0 million, or 4.8%, of our total loan portfolio.

The procedures for underwriting consumer loans include an assessment of the applicant's payment history and the ability to meet existing obligations and payments on the proposed loan. Although the applicant's creditworthiness is a primary consideration, the underwriting process also includes an analysis of the applicant's employment stability, capacity to pay debts, and a comparison of the value of the collateral, if any, to the proposed loan amount.

We generally offer home equity loans and home equity lines of credit with a maximum combined loan-to-value ratio of 90%, provided that loans in excess of 85% carry higher interest rates and are subject to stricter underwriting requirements. Home equity lines of credit have adjustable rates of interest that are indexed to the prime rate as reported in *The Wall Street Journal*. A home equity line of credit may be drawn down by the borrower for an initial period of 10 years from the date of the loan agreement. During this period, the borrower has the option of paying, on a monthly basis, either principal and interest or only interest. At September 30, 2009, home equity loans and lines of credit totaled $12.8 million, or 4.1% of our loan portfolio.

The Bank makes loans secured by deposit accounts in amounts that may not exceed the account balance plus accrued interest at the due date. The interest rate is usually set at 2% above the rate being paid on the collateral deposit account with the account pledged as collateral to secure the loan. At September 30, 2009, loans secured by deposit accounts totaled $317,000, or .1% of our loan portfolio.

Our automobile loans are generally underwritten in amounts up to 90% of the lesser of the purchase price of the automobile or, with respect to used automobiles, the loan value as published by the National Automobile Dealers Association. The terms of most such loans do not exceed 60 months. We require that the vehicles be insured and that we be listed as mortgagee on the insurance policy. At September 30, 2009, automobile loans totaled $999,000, or .3% of our loan portfolio.

Commercial Lending. We originate commercial business loans to small businesses in our market area. At September 30, 2009, commercial business loans totaled $22.5 million, or 7.2% of our total loan portfolio. We extend commercial business loans on a secured basis that generally are secured by inventory, business equipment, marketable securities and/or bonds and cash surrender value life insurance. We originate both fixed- and adjustable-rate commercial loans with terms generally up to five years based on the purpose of the loan. Interest rates on adjustable-rate commercial loans are usually based on the prime rate as published in *The Wall Street Journal*, plus a margin, and adjust as the prime rate changes. We also originate lines of credit to finance short-term working capital needs, with repayment from asset conversion in the normal course of business. Closed end credit lines are also provided for planned equipment purchases or other finite purposes.

When providing commercial business loans, we consider the borrower's financial condition, the payment history on corporate and personal debt, debt service capabilities and actual and projected cash flows. In addition, the borrower's inherent industry risks and the collateral value are analyzed. At September 30, 2009, our largest commercial business loan was a $3.5 million loan secured by car hauling equipment. At September 30, 2009, this loan was performing in accordance with its terms, however it is classified as Special Mention due to adverse industry conditions.

Loan Underwriting Risks

Construction Loans. Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property's value at completion of construction and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the building or project. If the estimate of value proves to be inaccurate, we may be confronted, at or before the maturity of the loan, with a building or project having a value that is insufficient to assure full repayment. If we are forced to foreclose on a building before or at completion due to a default, there can be no assurance that we will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs.

Adjustable-Rate Loans. While we anticipate that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate mortgages, the increased mortgage payments required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate mortgage loans help make our loan portfolio more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits.

Multi-Family and Commercial Real Estate Loans. Loans secured by multi-family and commercial real estate generally have larger balances and involve a greater degree of risk than single-family residential mortgage loans. Of primary concern in multi-family and commercial real estate lending is the project's cash flow potential. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to a greater extent than residential real estate loans to adverse conditions in the real estate market or the economy. To monitor cash flows on income properties, we generally require borrowers and loan guarantors, if any, to provide annual financial statements on multi-family and nonresidential real estate loans. In reaching a decision on whether to provide a multi-family or commercial real estate loan, we consider the net operating income of the property, the borrower's expertise, credit history and profitability and the value of the underlying property. We have generally required that the properties securing these real estate loans have debt service coverage ratios (the ratio of net operating income before debt service to debt service) of at least 1.20x. Environmental surveys are obtained when circumstances suggest the possibility of the presence of hazardous materials.

Consumer Loans. Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly. In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections depend on the borrower's continuing financial stability, and therefore are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Commercial Loans. Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment or other income, and which are secured by real property the value of which tends to be more easily ascertainable, commercial loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

Loan Originations, Purchases and Sales. Loan originations are derived from a number of sources. Residential mortgage loan originations primarily come from walk-in customers and referrals by realtors, depositors and borrowers. We advertise our mortgage loan services primarily through local builder periodicals, billboard advertisements, and to a lesser extent, direct mailings. Commercial, commercial real estate and construction loans are typically derived from the business development efforts of the Bank's commercial banking officers. Applications are taken at all offices but are processed in the Bank's main office and submitted for approval.

We sell in the secondary market substantially all fixed-rate single-family mortgage loans we originate that conform to Fannie Mae and Freddie Mac guidelines. These loans are sold with servicing released. We also sell participation interests in loans to local financial institutions, primarily on the portion of loans that exceed our borrowing limits. We sold $8.8 million, $9.5 million and $4.6 million of participation interests in loans during the fiscal years ended September 30, 2009, 2008 and 2007, respectively.

In fiscal 2009, we purchased participation interests, primarily in commercial real estate loans. The aggregate outstanding balance of all such purchased loans totaled $11.0 million at September 30, 2009. We perform our own underwriting analysis on each of our participation interests before purchasing such loans and therefore believe there is no greater risk of default on these obligations. However, in a purchased participation loan, we do not service the loan and thus are subject to the policies and practices of the lead lender with regard to monitoring delinquencies, pursuing collections and instituting foreclosure proceedings. We are permitted to review all of the documentation relating to any loan in which we participate, including any annual financial statements provided by a borrower. Additionally, we receive periodic updates on the loan from the lead lender. We have not historically purchased any whole loans. However, we would entertain doing so if a loan was presented to us that met our underwriting criteria and fit within our interest rate strategy. We consider any servicing asset or liability associated with participation interest to be immaterial.

Loan Approval Procedures and Authority. Upon receipt of a loan application from a prospective borrower, a credit report and verifications are ordered to confirm specific information relating to the loan applicant's employment, income and credit history. Where applicable, an appraisal of the real estate intended to secure the proposed loan is undertaken by an independent fee appraiser approved by the Bank. Our Board of Directors has the responsibility and authority for general supervision over our lending policies. The Board has established written lending policies and has delegated to the Officers Loan Committee (the "OLC") the authority to approve all loan proposals exceeding individual authorities up to a maximum relationship amount of $1,000,000. The individual authority limits range from $3,000 to $500,000 based on experience, lending history and seniority. The OLC consists of the Chief Executive Officer, the Chief Lending Officer, SVP Loan Administration (non-voting member) and all loan officers.

The Board has further established a Directors Loan Committee (the "DLC") including all Directors. This committee has approval authority for all loan proposals in excess of the authority level given to the OLC and for all loans to directors and executive officers. The DLC consists of all members of the Board of Directors.

State certified or licensed appraisers must perform all real estate appraisals performed in connection with federally related transactions. Federally related transactions include real estate related financial transactions that the Office of Thrift Supervision regulates and which include mortgages made by the Bank. Office of Thrift Supervision regulations require that all federally related transactions having a transaction value of more than $250,000, other than those involving appraisals of one- to four-family residential properties, require an appraisal performed by a state certified appraiser. Single-family residential property financing may require an appraisal by a state certified appraiser if the amount involved exceeds $1.0 million or the financing involves a "complex" one- to four-family property appraisal. Appraisals are generally not required for transactions when the transaction value is $250,000 or less, or when the transaction is not secured by real estate. In some instances, an appropriate evaluation of real estate may be required.

Loans to One Borrower. At September 30, 2009, the maximum amount that the Bank could have loaned to any one borrower under the 15%, 25% and 30% limits of risk-based capital was approximately $6.3 million, $10.4 million and $12.5 million, respectively. At that date, our largest lending relationship totaled $17.3 million and consisted of loans secured by commercial real estate. This relationship meets loans to one borrower regulations due to limited guarantor relationships and different repayment sources. The loans were performing according to their original terms at September 30, 2009. See "*Regulation and Supervision—Lending Limits*" for further discussion of loans to one borrower lending limits.

Loan Commitments. We issue commitments for fixed-rate and adjustable-rate mortgage loans conditioned upon the occurrence of certain events. Commitments to originate mortgage loans are legally binding agreement to lend to our customers.

Interest Rates and Loan Fees. The interest rates we charge on mortgage loans are primarily determined by competitive loan rates offered in its market area. Mortgage loan interest rates reflect factors such as general market interest rate levels, the supply of money available to the financial institutions industry and the demand for such loans. These factors are in turn affected by general economic conditions, the monetary policies of the Federal government, including the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). In some cases, market interest rates have caused the Bank to modify borrowers' interest rates, as an alternative to refinancing, in order to retain these loans in the Bank's loan portfolio.

In addition to interest earned on loans, we receive fees in connection with loan commitments and originations, loan modifications, late payments and for miscellaneous services related to its loans. Income from these activities varies from period to period with the volume and type of loans originated, which in turn is dependent on prevailing mortgage interest rates and their effect on the demand for loans in the markets we serve.

Investment Activities

Mortgage-Backed Securities. We invest in mortgage-backed securities primarily issued or guaranteed by the United States government or an agency thereof. Mortgage-backed securities represent a participation interest in a pool of single-family or multi-family mortgages, the principal and interest payments on which are passed from the mortgage originators, through intermediaries (generally quasi-governmental agencies) that pool and repackage the participation interests in the form of securities, to investors such as the Bank. Such quasi-governmental agencies, which guarantee the payment of principal and interest to investors, primarily include Ginnie Mae, Freddie Mac and Fannie Mae. Mortgage-backed securities typically are issued with stated principal amounts, and the securities are backed by pools of mortgages that have loans with varying interest rates and maturities. The underlying pool of mortgages can be composed of either fixed-rate or adjustable-rate mortgages. As a result, the interest rate risk characteristics of the underlying pool of mortgages, *i.e.*, fixed-rate or adjustable-rate, are passed on to the certificate holder. Historically, we have invested in adjustable-rate and short-term (five- to seven-year maturities) mortgage-backed securities to supplement local loan originations, as well as to reduce interest rate risk exposure, because mortgage-backed securities are more liquid than mortgage loans. However, in recent years, we have purchased primarily five- to seven-year balloon issues and fixed-rate 15-year issues, and, to a lesser extent, collateralized mortgage obligations. At September 30, 2009, our mortgage-backed securities totaled $9.0 million.

Investment Securities. It is our policy to consistently maintain a liquid portfolio. Liquidity levels may be increased or decreased depending upon the yields on investment alternatives, our judgment as to the attractiveness of the yields then available in relation to other opportunities, our expectations of the level of yield that will be available in the future and our projections as to the short-term demand for funds to be used in our loan origination and other activities.

The general objectives of our investment policy are to (i) maintain liquidity levels sufficient to meet our operating needs, (ii) minimize interest rate risk by managing the repricing characteristics of our assets and liabilities, (iii) reduce credit risk by maintaining a balance of high quality diverse investments, (iv) absorb excess liquidity when loan demand is low and/or deposit growth is high, (v) maximize returns without compromising liquidity or creating undue credit or interest rate risk, and (vi) provide collateral for pledging requirements. Our investment activities are conducted by senior management, specifically, the Chief Financial Officer, and supervised by the Board of Directors. The investment policy adopted by the Board currently provides for maintenance of an investment portfolio for the purposes of providing earnings, ensuring a minimum liquidity reserve and facilitating our asset/liability management objectives of limiting the weighted average terms to maturity or repricing of our interest-earning assets. In accordance with the policy, we have invested primarily in government and agency securities backed by the full faith and credit of the United States and municipal securities, and as discussed above, mortgage-backed securities and participation certificates issued by Ginnie Mae, Freddie Mac and Fannie Mae.

For information regarding the carrying values and market values and other information for our mortgage-backed securities and other securities, see notes 1 and 4 of the notes to consolidated financial statements included in this Form 10-K.

Deposit Activities and Other Sources of Funds

General. Deposits are a significant source of funds for lending and other investment purposes. In addition to deposits, we derive funds from loan principal repayments, interest payments and maturing investment securities. Loan repayments and interest payments are a relatively stable source of funds, while deposit inflows and outflows are significantly influenced by general interest rates and money market conditions. Borrowings may be used on a short-term basis to compensate for reductions in the availability of funds from other sources, or on a longer-term basis for general business purposes. During recent years, we have used FHLB advances and customer deposits to fund loans. We continuously monitor and evaluate the pricing of Federal Home Loan Bank of Des Moines advances as an alternative to retail deposits as a source of funds.

Deposits. We attract principally from within our market area by offering a variety of deposit instruments, including accounts and certificates of deposit ranging in term from 91 days to 60 months, as well as NOW, passbook and money market deposit accounts. Deposit account terms vary, principally on the basis of the minimum balance required the time periods the funds must remain on deposit and the interest rate. We also offer individual retirement accounts.

Our policies are designed primarily to attract deposits from local residents. We establish interest rates, maturity terms, service fees and withdrawal penalties on a periodic basis. Determination of rates and terms are predicated upon funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations. In order to increase our transaction accounts, we continuously evaluate these products and then develop new interest-bearing and noninterest-bearing checking accounts in order to appeal to varied customer needs. Automated teller machine services are offered as an additional incentive to attract transaction accounts. Also, we maintained advertising and marketing efforts in an attempt to attract such accounts. Primary marketing costs included direct mail, radio, television, and newspaper. Customers access our deposit services in person, through the internet, and by phone. Typical services that are provided with demand deposit accounts include debit cards, online banking, and online bill pay.

We accept brokered deposits and at September 30, 2009, we had 28.7 million in brokered deposits. Brokered deposits represent an alternative and immediate source of funds but generally bear a higher interest rate than local retail deposits. Brokered deposits are highly susceptible to withdrawal if the rates we pay on such deposits are not competitive.

Borrowings. Retail deposits historically have been the primary source of funds for our lending and investment activities and for our general business activities. We also use advances from the Federal Home Loan Bank of Des Moines to supplement our supply of lendable funds and to meet deposit withdrawal requirements. The Federal Home Loan Bank of Des Moines functions as a central reserve bank providing credit for savings institutions and certain other member financial institutions. As a member, the Bank is required to own capital stock in the Federal Home Loan Bank of Des Moines and is authorized to apply for advances on the security of such stock and certain of its mortgages and other assets (principally, securities which are obligations of, or guaranteed by, the United States) provided certain standards related to creditworthiness have been met. Advances from the Federal Home Loan Bank of Des Moines are secured by our stock in the Federal Home Loan Bank of Des Moines, a portion of mortgage loans and certain securities. Advances from the Federal Home Loan Bank of Des Moines totaled $69.1 million at September 30, 2009, with a weighted average interest rate of 2.21%, and had maturity dates which varied up to September 2014.

We also borrow funds pursuant to the Federal Home Loan Bank's Community Investment Program, which funds are used to make loans to low and moderate income borrowers at rates established pursuant to the program. Community Investment Program advances amounted to $5.9 million at September 30, 2009. During the years ended September 30, 2009 and 2008, we borrowed $0 and $9.2 million, respectively, under the Community Investment Program.

In addition, we borrow funds pursuant to agreements to repurchase. Securities sold under agreements to repurchase are customer funds that are invested overnight in mortgage-related securities. These types of accounts are often referred to as sweep accounts and reprice daily.

Personnel

As of September 30, 2009, the Bank had 84 full-time and 27 part-time employees. The employees are not represented by a collective bargaining group. We consider our relations with our employees to be excellent.

Executive Officers

The executive officers of the Company are elected annually by the Board of Directors and serve at the Board's discretion. Unless otherwise stated, each executive officer has held his position for at least five years. The ages presented are as of September 30, 2009. The executive officers are:

Name	Age	Position
Brent M. Giles	42	President and Chief Executive Officer of the Company and the Bank
Marc J. Weishaar	48	Senior Vice President and Chief Financial Officer of the Company and the Bank
Mark E. Hecker	43	Senior Vice President and Chief Lending Officer of the Bank

Brent M. Giles has served as our President and Chief Executive Officer since September 2003. He has also served as a director of our Company since 2003. Prior to joining the Bank, from August 2001 to August 2003, Mr. Giles was President of Lawson Bank, Lawson, Missouri, a Missouri-based community bank. From May 2000 to July 2001, Mr. Giles served as a financial services consultant with Rightworks Corporation, San Jose, California, and from April 1998 to May 2000, Mr. Giles served as Vice President of UMB Bank, Kansas City, Missouri. From 1989 to April 1998, Mr. Giles was a financial institutions examiner with the Federal Deposit Insurance Corporation.

Marc J. Weishaar is Senior Vice President and Chief Financial Officer of Liberty Bancorp and the Bank. He has served as Chief Financial Officer at the Bank since January 1995. From November 1991 to January 1995, Mr. Weishaar was Assistant Vice President, Compliance Officer of the Bank. From 1989 to November 1991, Mr. Weishaar was employed as a loan officer with UMB Bank, Kansas City, Missouri. From 1985 to 1989, Mr.

Weishaar was employed in public accounting. He has a B.S. in Business Administration from the University of Kansas, Lawrence, Kansas and an M.B.A. from the University of Missouri, Kansas City.

Mark E. Hecker has served as the Bank's Senior Vice President and Chief Lending Officer since June 2004. From March 1996 to June 2004, Mr. Hecker served in various capacities, including Commercial Loan Officer and Vice President, Commercial Manager, in Lee's Summit, Missouri with Commercial Federal Bank, Omaha, Nebraska. From 1990 to March 1996, Mr. Hecker was a financial institutions examiner with the Federal Deposit Insurance Corporation. He has a B.S. in accounting from Central Missouri State University, Warrensburg, Missouri.

Subsidiaries

As of September 30, 2009, the Bank was the Company's only subsidiary. The Bank is wholly owned by the Company.

Regulation and Supervision

General. As a federally chartered savings bank, the Bank is subject to extensive regulation by the OTS. The lending activities and other investments of the Bank must comply with various federal regulatory requirements and the FDIC and to OTS regulations governing such matters as capital standards, mergers, establishment of branch offices, subsidiary investments and activities and general investment authority. The OTS periodically examines the Bank for compliance with various regulatory requirements and the FDIC also has the authority to conduct special examinations of insured institutions. The Bank must file reports with the OTS describing its activities and financial condition. The Bank is also subject to certain reserve requirements promulgated by the Federal Reserve Board. This supervision and regulation is intended primarily for the protection of depositors. Certain of these regulatory requirements are referred to below or appear elsewhere herein. This summary of regulatory requirements does not purport to be a complete description and is qualified in its entirety by reference to the actual statutes and regulations involved.

Business Activities. The activities of federal savings banks are governed by federal law and regulations. These laws and regulations delineate the nature and extent of the activities in which federal savings banks may engage. In particular, certain lending authority for federal savings banks, *e.g.*, commercial, non-residential real property loans and consumer loans, is limited to a specified percentage of the institution's capital or assets.

Regulatory Capital Requirements. Under OTS capital standards, savings institutions must maintain "tangible" capital equal to 1.5% of adjusted total assets, "core" or "Tier 1" capital equal to 4% (or 3% if the institution is rated CAMELS 1 under the OTS examination rating system) of adjusted total assets and a combination of core and "supplementary" capital equal to 8% of "risk-weighted" assets. In addition, the OTS regulations impose certain restrictions on savings institutions that have a total risk-based capital ratio that is less than 8%, a ratio of Tier 1 capital to risk-weighted assets of less than 4% or a ratio of Tier 1 capital to adjusted total assets of less than 4% (or 3% if the institution is rated CAMELS 1 under the OTS examination rating system). See "*—Prompt Corrective Regulatory Action.*" For purposes of this regulation, Tier 1 capital has the same definition as core capital, *i.e.*, common stockholders' equity (including retained earnings), noncumulative perpetual preferred stock and related surplus and minority interests in the equity accounts of fully consolidated subsidiaries. Core capital is generally reduced by the amount of the savings institution's intangible assets. Limited exceptions to the deduction requirement are provided for certain mortgage servicing rights and credit card relationships. Tangible capital is given the same definition as core capital and is reduced by the amount of all the savings institution's intangible assets with only a limited exception for certain mortgage servicing rights.

Both core and tangible capital are further reduced by an amount equal to a savings institution's debt and equity investments in subsidiaries engaged in activities not permissible for national banks, other than subsidiaries engaged in activities undertaken as agent for customers or in mortgage banking activities and subsidiary depository institutions or their holding companies. At September 30, 2009, the Bank had no such investments.

Adjusted total assets include a savings institution's total assets as determined under generally accepted accounting principles, increased for certain goodwill amounts and by a prorated portion of the assets of unconsolidated includable subsidiaries in which the savings institution holds a minority interest. Adjusted total assets are reduced by the amount of assets that have been deducted from capital, the portion of savings institution's investments in subsidiaries that must be netted against capital under the capital rules and, for purposes of the core capital requirement, qualifying supervisory goodwill. At September 30, 2009, the Bank's adjusted total assets for purposes of core and tangible capital requirements were $389.0 million.

In determining compliance with the risk-based capital requirement, a savings institution is allowed to include both core capital and supplementary capital in its total capital, provided the amount of supplementary capital does not exceed the savings institution's core capital. Supplementary capital includes certain preferred stock issues, certain approved subordinated debt, specified other capital instruments, a portion of the savings institution's general loss allowances and up to 45% of unrealized gains of equity securities. Total core and supplementary capital are reduced by the amount on capital instruments held by other depository institutions pursuant to reciprocal arrangements and all equity investments. At September 30, 2009, the Bank had no equity investments for which OTS regulations require a deduction from total capital.

The risk-based capital requirement is measured against risk-weighted assets which equal the sum of each asset and the credit-equivalent amount of each off-balance sheet item after being multiplied by an assigned risk weight. Under the OTS risk-weighting system, one- to four-family first mortgages with specified loan-to-value ratios that are not more than 90 days past due are assigned a risk weight of 50%. Consumer, commercial and residential construction loans are assigned a risk weight of 100%. Mortgage-backed securities issued, or fully guaranteed as to principal and interest by the FNMA or FHLMC are assigned a 20% risk weight. Cash and U.S. Government securities backed by the full faith and credit of the U.S. Government (such as mortgage-backed securities issued by GNMA) are given a 0% risk weight. As of September 30, 2009, the Bank's risk-weighted assets were approximately $328.8 million.

The table below provides information with respect to the Bank's compliance with its regulatory capital requirements at September 30, 2009.

	Amounts	Percent of Assets (1)
	(Dollars in thousands)	
Tangible capital	$38,166	9.8%
Tangible capital requirement	5,835	1.5
Excess	$32,331	8.3%
Tier 1/core capital	$38,166	9.8%
Tier 1/core capital requirement (2)	15,559	4.0
Excess	$22,607	5.8%
Tier 1/risk-based capital	$38,166	11.6%
Tier 1/risk-based capital requirement	13,151	4.0
Excess	$25,015	7.6%
Total risk-based capital	$41,685	12.7%
Total risk-based capital requirement	26,302	8.0
Excess	$15,383	4.7%

(1) Based upon adjusted total assets for purposes of the tangible capital and core capital requirements, and risk-weighted assets for purposes of the risk-based capital requirements.

(2) Reflects the capital requirement that we must satisfy to avoid regulatory restrictions that may be imposed pursuant to prompt corrective action regulations.

In addition to requiring generally applicable capital standards for savings institutions, the OTS is authorized to establish the minimum level of capital for a savings institution at such amount or at such ratio of capital-to-assets as the OTS determines to be necessary or appropriate for such institution in light of the particular circumstances of the institution. Such circumstances would include a high degree of exposure to interest rate risk, prepayment risk, credit risk, concentration of credit risk and certain risks arising from nontraditional activities. The OTS may treat the failure of any savings institution to maintain capital at or above such level as an unsafe or unsound practice and may issue a directive requiring any savings institution which fails to maintain capital at or above the minimum level required by the OTS to submit and adhere to a plan for increasing capital.

At September 30, 2009, the Bank exceeded all regulatory minimum capital requirements.

Prompt Corrective Regulatory Action. Under the Federal Deposit Insurance Corporation Improvement Act ("FDICIA"), the federal banking regulators are required to take prompt corrective action if an insured depository institution fails to satisfy certain minimum capital requirements, including a leverage limit, a risk-based capital requirement, and any other measure deemed appropriate by the federal banking regulators for measuring the capital adequacy of an insured depository institution. All institutions, regardless of their capital levels, are restricted from making any capital distribution or paying any management fees if the institution would thereafter fail to satisfy the minimum levels for any of its capital requirements. An institution that fails to meet the minimum level for any relevant capital measure (an "undercapitalized institution") may be: (i) subject to increased monitoring by the appropriate federal banking regulator; (ii) required to submit an acceptable capital restoration plan within 45 days; (iii) subject to asset growth limits; and (iv) required to obtain prior regulatory approval for acquisitions, branching and new lines of businesses. The capital restoration plan must include a guarantee by the institution's holding company that the institution will comply with the plan until it has been adequately capitalized on average for four consecutive quarters, under which the holding company would be liable up to the lesser of 5% of the institution's total assets or the amount necessary to bring the institution into capital compliance as of the date it failed to comply with its capital restoration plan.

A "significantly undercapitalized" institution, as well as any undercapitalized institution that does not submit an acceptable capital restoration plan, may be subject to regulatory demands for recapitalization, broader application of restrictions on transactions with affiliates, limitations on interest rates paid on deposits, asset growth and other activities, possible replacement of directors and officers, and restrictions on capital distributions by any bank holding company controlling the institution. Any company controlling the institution may also be required to divest the institution or the institution could be required to divest subsidiaries. The senior executive officers of a significantly undercapitalized institution may not receive bonuses or increases in compensation without prior approval and the institution is prohibited from making payments of principal or interest on its subordinated debt. In their discretion, the federal banking regulators may also impose the foregoing sanctions on an undercapitalized institution if the regulators determine that such actions are necessary to carry out the purposes of the prompt corrective provisions. If an institution's ratio of tangible capital to total assets falls below the "critical capital level" established by the appropriate federal banking regulator, the institution will be subject to conservatorship or receivership within specified time periods.

Under the implementing regulations, the federal banking regulators, including the OTS, generally measure an institution's capital adequacy on the basis of its total risk-based capital ratio (the ratio of its total capital to risk-weighted assets), Tier 1 risk-based capital ratio (the ratio of its core capital to risk-weighted assets) and leverage ratio (the ratio of its core capital to adjusted total assets). The following table shows the capital ratios required for the various prompt corrective action categories.

	Well Capitalized	Adequately Capitalized	Undercapitalized	Significantly Undercapitalized
Total risk-based capital ratio	10.0% or more	8.0% or more	Less than 8.0%	Less than 6.0%
Tier 1 risk-based capital ratio.................	6.0% or more	4.0% or more	Less than 4.0%	Less than 3.0%
Leverage ratio.................	5.0% or more	4.0% or more *	Less than 4.0% *	Less than 3.0%

* 3.0% if institution has a composite 1 CAMELS rating.

A "critically undercapitalized" savings institution is defined as an institution that has a ratio of "tangible equity" to total assets of less than 2.0%. Tangible equity is defined as core capital plus cumulative perpetual preferred stock (and related surplus) less all intangibles other than qualifying supervisory goodwill and certain purchased mortgage servicing rights. The OTS may reclassify a well capitalized savings institution as adequately capitalized and may require an adequately capitalized or undercapitalized institution to comply with the supervisory actions applicable to institutions in the next lower capital category (but may not reclassify a significantly undercapitalized institution as critically undercapitalized) if the OTS determines, after notice and an opportunity for a hearing, that the savings institution is in unsafe or unsound condition or that the institution has received and not corrected a less-than-satisfactory rating for any CAMELS rating category.

Qualified Thrift Lender Test. The Bank is subject to OTS regulations which use the concept of a qualified thrift lender ("QTL"). A savings institution that does not meet the Qualified Thrift Lender Test ("QTL Test") must either convert to a bank charter or comply with the following restrictions on its operations: (i) the institution may not engage in any new activity or make any new investment, directly or indirectly, unless such activity or investment is permissible for both a national bank and savings association; (ii) the branching powers of the institution shall be restricted to those of a national bank located in the institution's home state; and (iii) payment of dividends by the institution shall be subject to the rules regarding payment of dividends by a national bank. In addition, any company that controls a savings institution that fails to qualify as a QTL will be required to register as, and to be deemed, a bank holding company subject to all of the provisions of the Bank Holding Company Act of 1956 (the "BHCA") and other statutes applicable to bank holding companies. Upon the expiration of three years from the date the institution ceases to be a QTL, it must cease any activity and dispose of any investment not permissible for a national bank.

To comply with the QTL test, a savings institution must either qualify as a "domestic building and loan association" under the Internal Revenue Code or maintain at least 65% of its "portfolio assets" in Qualified Thrift Investments. Portfolio assets are defined as total assets less intangibles, the value of property used by a savings institution in its business and liquidity investments in an amount not exceeding 20% of total assets. Qualified Thrift Investments include loans made to purchase, refinance, construct or improve residential or manufactured housing, home equity loans, mortgage-backed securities, education, credit card and small business loans and other specified investments.

A savings institution must maintain its status as a QTL on a monthly basis in nine out of every 12 months. A savings institution that fails to maintain QTL status will be permitted to requalify once, and if it fails the QTL test a second time, it will become immediately subject to all penalties as if all time limits on such penalties had expired.

At September 30, 2009, the percentage of the Bank's portfolio assets invested in Qualified Thrift Investments was in excess of the percentage required to qualify the Bank under the QTL Test.

Dividend Restrictions. Under OTS regulations, the Bank may not pay dividends on its capital stock if its regulatory capital would thereby be reduced below the amount then required for the liquidation account established for the benefit of certain depositors of the Bank at the time of the Bank's conversion to stock form.

OTS regulations require that savings institutions submit notice to the OTS prior to making a capital distribution if (a) they would not be well capitalized after the distribution, (b) the distribution would result in the retirement of any of the institution's common or preferred stock or debt counted as its regulatory capital, or (c) like the Bank, the institution is a subsidiary of a holding company. A savings institution must apply to the OTS to pay a capital distribution if (x) the institution would not be adequately capitalized following the distribution, (y) the institution's total distributions for the calendar year exceeds the institution's net income for the calendar year to date plus its net income (less distributions) for the preceding two years, or (z) the distribution would otherwise violate applicable law or regulation or an agreement with or condition imposed by the OTS. If neither the savings institution nor the proposed capital distribution meet any of the foregoing criteria, then no notice or application is required to be filed with the OTS before making a capital distribution. The OTS may disapprove or deny a capital distribution if in the view of the OTS, the capital distribution would constitute an unsafe or unsound practice.

During the year ended 2009, the Bank paid a $660,000 cash dividend to Liberty Bancorp, Inc.

Under the OTS' prompt corrective action regulations, the Bank is also prohibited from making any capital distributions if, after making the distribution, the Bank would fail to meet any of the regulatory capital requirements.

In addition to the foregoing, earnings of the Bank appropriated to bad debt reserves and deducted for federal income tax purposes are not available for payment of cash dividends or other distributions to the Company without payment of taxes at the then current tax rate by the Bank on the amount of earnings removed from the reserves for such distributions. See "*Taxation.*"

Safety and Soundness Standards. By statute, each federal banking agency was required to establish safety and soundness standards for institutions under its authority. The federal banking agencies, including the OTS, have released Interagency Guidelines Establishing Standards for Safety and Soundness establishing deadlines for submission and review of safety and soundness compliance plans. The guidelines require savings institutions to maintain internal controls and information systems and internal audit systems that are appropriate for the size, nature and scope of the institution's business. The guidelines also establish certain basic standards for loan documentation, credit underwriting, interest rate risk exposure and asset growth. The guidelines further provide that savings institutions should maintain safeguards to prevent the payment of compensation, fees and benefits that are excessive or that could lead to material financial loss, and should take into account factors such as comparable compensation practices at comparable institutions. Additionally, the federal banking agencies have established standards relating to the asset quality and earnings that the agencies determine to be appropriate. Under these guidelines, a savings institution should maintain systems, commensurate with its size and the nature and scope of its operations, to identify problem assets and prevent deterioration in those assets, as well as to evaluate and monitor earnings and ensure that earnings are sufficient to maintain adequate capital and reserves. The federal banking agencies have also issued guidelines for information security. If the OTS determines that a savings institution is not in compliance with the safety and soundness guidelines, it may require the institution to submit an acceptable compliance plan to the OTS within 30 day of receipt of a request for such a plan. Failure to submit or implement a compliance plan may subject the institution to regulatory sanctions.

Federal banking regulations also require that savings institutions adopt and maintain written policies that establish appropriate limits and standards for extensions of credit that are secured by liens or interests in real estate or are made for the purpose of financing permanent improvements to real estate. These policies must establish loan portfolio diversification standards, prudent underwriting standards, including loan-to-value limits, that are clear and measurable, loan administration procedures and documentation, approval and reporting requirements. A savings institution's real estate lending policy must reflect consideration of the Interagency Guidelines for Real Estate Lending Policies (the "Real Estate Lending Guidelines") that have been adopted by the federal banking regulators. The Real Estate Lending Guidelines, among other item, call upon savings institutions to establish internal loan-to-value limits for real estate loans that are not in excess of the specified loan-to-value limits for the various types of real estate loans. The Real Estate Lending Guidelines state, however, that it may be appropriate in individual cases to originate or purchase loans with loan-to-value ratios in excess of the supervisory loan-to-value limits.

Lending Limits. With certain limited exceptions, the maximum amount that a savings institution may lend to any borrower outstanding at one time may not exceed 15% of the unimpaired capital and surplus of the institution. Loans and extensions of credit fully secured by specified readily marketable collateral (having a market value at least equal to the funds outstanding) may comprise an additional 10% of unimpaired capital and surplus. Savings institutions are additionally authorized to make loans to one borrower, for any purpose: (i) in an amount not to exceed $500,000; or (ii) by order of the Director of OTS, in an amount not to exceed the lesser of $30.0 million or 30% of unimpaired capital and surplus to develop residential housing, provided: (a) the purchase price of each single-family dwelling in the development does not exceed $500,000; (b) the savings institution is and continues to be in compliance with regulatory capital requirements; (c) the loans comply with applicable loan-to-value requirements; and (d) the aggregate amount of loans made under this authority does not exceed 150% of unimpaired capital and surplus; or (iii) loans to finance the sale of real property acquired in satisfaction of debts previously contracted in good faith, not to exceed 50% of unimpaired capital and surplus of the institution.

Transactions with Related Parties. The Bank's authority to engage in transactions with "affiliates" (*e.g.*, any company that controls or is under common control with an institution, including the Company and its non-savings institution subsidiaries) is limited by federal law. The aggregate amount of covered transactions with any individual affiliate is limited to 10% of the capital and surplus of the savings institution. The aggregate amount of covered transactions with all affiliates is limited to 20% of the savings institution's capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type described in federal law. The purchase of low quality assets from affiliates is generally prohibited. The transactions with affiliates must be on terms and under circumstances that are at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. In addition, savings institutions are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no savings institution may purchase the securities of any affiliate other than a subsidiary.

The Bank's authority to extend credit to executive officers, directors and 10% shareholders ("insiders"), as well as entities such persons control, is limited. Federal law limits both the individual and aggregate amount of loans the Bank may make to insiders based, in part, on the Bank's capital position and requires certain board approval procedures to be followed. Such loans are required to be made on terms substantially the same as those offered to unaffiliated individuals and do not involve more than the normal risk of repayment. There is an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders over other employees. Loans to executive officers are further restricted as to types and amounts that are permissible.

OTS Enforcement. The OTS has primary enforcement responsibility over savings institutions and has the authority to bring actions against the institution and all institution-affiliated parties, including stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors to institution of receivership, conservatorship or termination of deposit insurance. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or even $1.0 million per day in especially egregious cases. The FDIC has the authority to recommend to the OTS Director that enforcement action be taken with respect to a particular savings institution. If action is not taken by the Director, the FDIC has authority to take such action under certain circumstances. Federal law also establishes criminal penalties for certain violations.

Assessments. Savings institutions are required to pay assessments to the Office of Thrift Supervision to fund the agency's operations. The general assessments, paid on a semi-annual basis, are computed based upon the savings institution's (including consolidated subsidiaries) total assets, financial condition and complexity of its portfolio. The Office of Thrift Supervision assessments paid by the Bank for the fiscal year ended September 30, 2009 totaled $98,000.

Insurance of Deposit Accounts. The Bank's deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC. The Deposit Insurance Fund is the successor to the Bank Insurance Fund and the Savings Association Insurance Fund, which were merged in 2006. Under the FDIC's risk-based assessment system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors with less risky institutions paying lower assessments. For 2008, assessments ranged from five to forty-three basis points of assessable deposits. Due to losses incurred by the Deposit Insurance Fund in 2008 from failed institutions, and anticipated future losses, the FDIC, pursuant to a Restoration Plan to replenish the fund, adopted an across the board seven basis point increase in the assessment range for the first quarter of 2009. The FDIC adopted further refinements to its risk-based assessment that were effective April 1, 2009 and effectively make the range 7 to 77 1/2 basis points.

In order to replenish the Deposit Insurance Fund, the FDIC imposed on all insured institutions a special emergency assessment of 5 basis points of total assets less Tier 1 capital as of June 30, 2009 (capped at 10 basis points of the institution's deposit assessment base on the same date) in order to cover losses to the Deposit Insurance Fund. The Bank's special assessment amounted to $173,000 and was charged to operations during 2009.

On December 30, 2009 the FDIC will require that insured institutions prepay estimated deposit insurance assessments for the fourth quarter of 2009 and 2010 through 2012 instead of imposing additional special assessments. The FDIC may adjust the assessment scale uniformly from one quarter to the next, except that no adjustment can deviate more than three basis points from the base scale without notice and comment rulemaking. No institution may pay a dividend if in default of the federal deposit insurance assessment.

Due to the recent difficult economic conditions, deposit insurance per account owner has been raised to $250,000 for all types of accounts until January 1, 2014. In addition, the FDIC adopted an optional Temporary Liquidity Guarantee Program by which, for a fee, noninterest-bearing transaction accounts would receive unlimited insurance coverage until December 31, 2009 and certain senior unsecured debt issued by institutions and their holding companies would be temporarily guaranteed by the FDIC. The Bank made the business decision to participate in the unlimited noninterest-bearing transaction account coverage and the Banks and the Company opted to not participate in the unsecured debt guarantee program.

The Reform Act also provided for the possibility that the FDIC may pay dividends to insured institutions once the Deposit Insurance Fund reserve ratio equals or exceeds 1.35% of estimated insured deposits.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize a predecessor deposit insurance fund. This payment is established quarterly and during the four quarters ended September 30, 2009 averaged 1.06 basis points of assessable deposits.

The FDIC has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of the Banks. Management cannot predict what insurance assessment rates will be in the future. However, the recent failure of FDIC-insured institutions may increase the likelihood that insurance assessments will increase in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. Management does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Federal Home Loan Bank System. The Bank is a member of the Federal Home Loan Bank System, which consists of 12 district Federal Home Loan Banks subject to supervision and regulation by the Federal Housing Finance Agency ("FHFA"). The Federal Home Loan Banks provide a central credit facility primarily for member institutions. As a member of the Federal Home Loan Bank of Des Moines, the Bank is required to acquire and hold shares of capital stock in the Federal Home Loan Bank of Des Moines. The Bank was in compliance with this requirement with investment in Federal Home Loan Bank of Des Moines stock at September 30, 2009 of $3.9 million. The Federal Home Loan Bank of Des Moines serves as a reserve or central bank for its member institutions within its assigned district. It offers advances to members in accordance with policies and procedures established by the FHFA and the Board of Directors of the Federal Home Loan Bank of Des Moines. Long-term advances may be used for the purpose of funding loans to residential housing finance, small businesses, small farms and small agri-businesses. At September 30, 2009, the Bank had $69.1 million in advances outstanding from the Federal Home Loan Bank of Des Moines. See "*Business—Deposit Activity and Other Sources of Funds—Borrowings.*"

Federal Reserve System. Pursuant to regulations of the Federal Reserve Board, all FDIC-insured depository institutions must maintain average daily reserves against their transaction accounts. In 2009, the Bank must maintain reserves equal to 3% on transaction accounts of over $10.3 million up to $44.4 million, plus 10% on the remainder. These requirements are subject to adjustment annually by the Federal Reserve Board. Because required reserves must be maintained in the form of vault cash or in a noninterest bearing account at a Federal Reserve Bank, the effect of the reserve requirement is to reduce the amount of the institution's interest-earning assets. As of September 30, 2009, the Bank met its reserve requirements applicable at that time.

Community Reinvestment Act. Under the Community Reinvestment Act (the "CRA"), as implemented by OTS regulations, a bank has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community. The CRA requires the OTS, in connection with its examination of a bank, to assess the institution's record of meeting the credit needs of its community and to take the record into account in its evaluation of certain applications by the institution. The CRA also requires all institutions to make public disclosure of their CRA ratings. The Bank received a "satisfactory" rating as a result of its most recent CRA assessment.

Regulation of the Holding Company

General. Liberty Bancorp is a nondiversified unitary savings and loan holding company. Under prior law, a unitary savings and loan holding company was not generally restricted as to the types of business activities in which it may engage, provided that the Bank continued to be a qualified thrift lender. See "*—Qualified Thrift Lender Test.*" The Gramm-Leach-Bliley Act of 1999 provides that no company may acquire control of a savings institution after May 4, 1999 unless it engages only in the financial activities permitted for financial holding companies under the law or for multiple savings and loan holding companies as described below. Further, the Gramm-Leach-Bliley Act specifies that existing savings and loan holding companies may only engage in such activities. The Gramm-Leach-Bliley Act, however, grandfathered the unrestricted authority for activities with respect to unitary savings and loan holding companies existing prior to May 4, 1999, so long as the holding company's savings institution subsidiary continues to comply with the QTL Test. Liberty Bancorp does not qualify for the grandfathering. Liberty Bancorp is therefore limited to activities permissible for financial holding companies under the Bank Holding Company Act of 1956 and activities permitted for multiple holding companies. These include activities that are financial in nature but exclude commercial activities. Upon any non-supervisory acquisition by Liberty Bancorp of another savings institution or savings bank that meets the qualified thrift lender test and is deemed to be a savings institution by the OTS, Liberty Bancorp would become a multiple savings and loan holding company (if the acquired institution is held as a separate subsidiary) and would generally be limited to activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act, subject to the prior approval of the OTS, and certain activities authorized by OTS regulation. However, the OTS has issued an interpretation concluding that multiple savings and loan holding companies may also engage in activities permitted for financial holding companies.

A savings and loan holding company is prohibited from, directly or indirectly, acquiring more than 5% of the voting stock of another savings institution or savings and loan holding company, without prior written approval of the OTS and from acquiring or retaining control of a depository institution that is not insured by the Federal Deposit Insurance Corporation. In evaluating applications by holding companies to acquire savings institutions, the OTS considers the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the deposit insurance funds, the convenience and needs of the community and competitive factors.

The OTS may not approve any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, subject to two exceptions: (i) the approval of interstate supervisory acquisitions by savings and loan holding companies and (ii) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

Although savings and loan holding companies are not currently subject to specific regulatory capital requirements or specific restrictions on the payment of dividends or other capital distributions, federal regulations do prescribe such restrictions on subsidiary savings institutions. The Bank must notify the OTS 30 days before declaring any dividend to Liberty Bancorp. In addition, the financial impact of a holding company on its subsidiary institution is a matter that is evaluated by the OTS and the agency has authority to order cessation of activities or divestiture of subsidiaries deemed to pose a threat to the safety and soundness of the institution.

Acquisition of the Company. Under the Federal Change in Bank Control Act, a notice must be submitted to the OTS if any person (including a company), or group acting in concert, seeks to acquire "control" of a savings and loan holding company or savings association. Under certain circumstances, a change of control may occur, and prior notice is required, upon the acquisition of 10% or more of Liberty Bancorp's outstanding voting stock, unless the OTS has found that the acquisition will not result in a change of control of Liberty Bancorp. Under the Change in Bank Control Act, the OTS has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that acquires control would then be subject to regulation as a savings and loan holding company.

Federal and State Taxation

General. The Bank and Company file a consolidated tax return and report their taxable income on a fiscal year basis ending September 30, using the accrual method of accounting. The federal income tax laws apply to us in the same manner as other corporations with some exceptions, including particularly our reserve for bad debts discussed below. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to us. Our last federal audit by the Internal Revenue Service (the "IRS") was for the fiscal year ended September 30, 1993 and was audited in 1995. As a result of this audit, the IRS disallowed certain minor deductions.

Bad Debt Reserves. For fiscal years beginning before June 30, 1996, thrift institutions that qualified under certain definitional test and other conditions of the Internal Revenue Code were permitted to use certain favorable provisions to calculate their deductions from taxable income for annual additions to their bad debt reserve. A reserve could be established for bad debts on qualifying real property loans, generally secured by interests in real property improved or to be improved, under the percentage of taxable income method or the experience method. The reserve for nonqualifying loans was computed using the experience method. Federal legislation enacted in 1996 repealed the reserve method of accounting for bad debts and the percentage of taxable income method for tax years beginning after 1995 and require savings institutions to recapture or take into income certain portions of their accumulated bad debt reserves. Approximately $3.6 million of our accumulated bad debt reserves would not be recaptured into taxable income unless BankLiberty makes a "non-dividend distribution" to Liberty Bancorp as described below.

Distributions. If BankLiberty makes "non-dividend distributions" to Liberty Bancorp, such distributions will be considered to have been made from BankLiberty's unrecaptured tax bad debt reserve as of September 30, 1988 (the "base year reserve"), to the extent thereof and then from BankLiberty's supplemental reserve for losses on loans, to the extent of those reserves, and an amount based on the amount distributed, but not more than the amount of those reserves, will be included in BankLiberty's taxable income. Non-dividend distributions include distributions in excess of the Bank's current and accumulated earnings and profits, distributions in redemption of stock and distributions in partial or complete liquidation. Dividends paid out of the Bank's current or accumulated earnings and profits will not be included in the Bank's income.

The amount of additional income created from a non-dividend distribution is equal to the lesser of the base year reserve and supplemental reserve for losses on loans or an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Thus, in some situations, approximately one and one-half times the non-dividend distribution would be includable in gross income for federal income tax purposes, assuming a 34% federal corporate income tax rate. BankLiberty does not intend to pay dividends that would result in the recapture of any portion of the bad debt reserves.

Corporate Alternative Minimum Tax. The Code imposes a tax on alternative minimum taxable income at a rate of 20%. Only 90% of alternative minimum taxable income can be offset by alternative minimum tax net operating loss carryovers of which the Bank currently has none. Alternative minimum taxable income is also adjusted by determining the tax treatment of certain items in a manner that negates the deferral of income resulting from the regular tax treatment of those items. Alternative minimum tax is due when it exceeds the regular income tax. The Bank has not had a liability for a tax on alternative minimum taxable income during the past five years.

Dividends Received Deduction and Other Matters. The Company may exclude from its income 100% of dividends received from the Bank as a member of the same affiliated group of corporations. The corporate dividends received deduction is generally 70% in the case of dividends received from unaffiliated corporations with which the Company and the Bank will not file a consolidated tax return, except that if the Company or the Bank own more than 20% of the stock of a corporation distributing a dividend, then 80% of any dividends received may be deducted.

State Taxation

Missouri Taxation. The Company and Bank file Missouri income tax returns. Missouri-based thrift institutions are subject to a special financial institutions tax, based on net income without regard to net operating loss carryforwards, at the rate of 7.0% of net income. This tax is in lieu of certain other state taxes on thrift institutions, on their property, capital or income, except taxes on tangible personal property owned by the Bank and held for lease or rental to others and on real estate, contributions paid pursuant to the Unemployment Compensation Law of Missouri, social security taxes, sales taxes and use taxes. In addition, the Bank is entitled to credit against this tax all taxes paid to the State of Missouri or any political subdivision except taxes on tangible personal property owned by the Bank and held for lease or rental to others and on real estate, contributions paid pursuant to the Unemployment Compensation Law of Missouri, social security taxes, sales and use taxes and taxes imposed by the Missouri Financial Institutions Tax Law. Missouri thrift institutions are not subject to the regular state corporate income tax. In January 2006, the Bank completed a routine sales/use tax return audit for the year ended June 30, 2005, under which we were found to owe no additional funds. The Company is subject to the regular state corporate income tax at the rate of 6.25% of taxable income derived from Missouri sources.

Item 1A. Risk Factors

Our emphasis on construction, commercial and multi-family real estate lending and commercial business lending may expose us to increased lending risks.

At September 30, 2009, we had $69.2 million in real estate construction loans, $122.6 million in commercial real estate loans, $29.2 million in multi-family loans and $22.5 million in commercial business loans, which represented 22.1%, 39.2%, 9.3% and 7.2%, respectively, of our total loan portfolio. Moreover, we intend to maintain our emphasis on commercial real estate, multi-family, commercial and multi-family real estate construction and commercial business lending. These types of loans generally expose a lender to greater risk of non-payment and loss than single-family residential mortgage loans because repayment of the loans often depends on the successful operation of the property, the income stream of the borrowers and, for construction loans, the accuracy of the estimate of the property's value at completion of construction and the estimated cost of construction. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to single-family residential mortgage loans. Commercial business loans expose us to additional risks since they typically are made on the basis of the borrower's ability to make repayments from the cash flow of the borrower's business and are secured by non-real estate collateral that may depreciate over time. Nonperforming assets totaled $5.5 million, or 1.41% of total assets, at September 30, 2009, which was a decrease of $7.6 million, or 58.02%, from $13.1 million, or 3.91% of total assets, at September 30, 2008. Nonperforming assets at September 30, 2009 consisted of $67,000 in nonaccrual loans, $2.6 million in impaired loans and $2.8 million in foreclosed real estate. At September 30, 2009, nonaccrual loans consisted of $40,000 one to four family loans and consumer loans totaling $27,000. Impaired loans consisted of seven single-family loans.

At September 30, 2009, we had no loans which were not currently classified as nonaccrual, 90 days past due, restructured or impaired but where known information about possible credit problems of borrowers caused management to have serious concerns as to the ability of the borrowers to comply with present loan repayment terms and would result in disclosure as non-accrual, 90 days past due, restructured or impaired.

Our loan portfolio has significant concentrations among a small number of borrowers; as a result, we could be adversely affected by difficulties experienced by a small number of borrowers.

As a result of large loan concentrations among a relatively small number of borrowers, we could incur significant losses if a small number of our borrowers are unable to repay their loans to us. At September 30, 2009, we had 41 borrowers with aggregate loan balances exceeding 5% of our consolidated stockholders' equity at that date. Loans to these borrowers aggregated $222.2 million, which represented 70.97% of our total loan portfolio at that date. These loans primarily are residential real estate development, residential real estate construction or commercial real estate loans. Aggregate loan balances to these customers ranged from $2.2 million to $17.3 million for our largest borrower. While we seek to control our risk and minimize losses on these large loan concentrations, if one or more of our large borrowers were to default on their loans we could incur significant losses.

Severe, adverse and precipitous economic and market conditions have adversely affected us and our industry.

The recent negative events in the housing market, including significant and continuing home price reductions coupled with the upward trends in delinquencies and foreclosures, have resulted and will likely continue to result in poor performance of mortgage and construction loans and with further deterioration, in significant asset writedowns by many financial institutions. Reduced availability of commercial credit and increasing unemployment further contribute to deteriorating credit performance of commercial and consumer credit, resulting in additional writedowns. Financial market and economic instability have caused financial institutions to severely restrict their lending to customers and each other. This market turmoil and credit tightening has exacerbated commercial and consumer deficiencies, the lack of consumer confidence, market volatility and widespread reduction in general business activity. Financial institutions also have experienced decreased access to deposits and borrowings. The resulting economic pressure on consumers and businesses and the lack of confidence in the financial markets has and may continue to adversely affect our business, financial condition, results of operations and stock price.

A continued downturn in the local economy or a further decline in real estate values could hurt our profits.

Nearly all of our real estate loans are secured by real estate in the Kansas City metropolitan area. In addition, through our portfolio of real estate construction loans, which includes loans to acquire land for development of residential property and loans to builders for the construction of residences, we have significant exposure to the residential construction market in the Kansas City metropolitan area. As a result, a continued downturn in the local economy, and, particularly, a continued downturn in the residential construction industry, could cause significant increases in non-performing loans, which would adversely affect our profits. Additionally, a decrease in asset quality could require additions to our allowance for loan losses through increased provisions for loan losses, which would negatively affect our profits. A decline in real estate values could cause some of our mortgage loans to become inadequately collateralized, which would expose us to a greater risk of loss. For a discussion of our market area, see "*Item 1. Business – Market Area.*"

Future FDIC assessments will hurt our earnings.

In May 2009, the FDIC adopted a final rule imposing a special assessment on all insured institutions due to recent bank and savings association failures. The emergency assessment amounts to 5 basis points of total assets minus Tier 1 Capital as of June 30, 2009, and was collected on September 30, 2009. This special assessment of $173,000 was paid on September 30, 2009 and is included in the FDIC premium expense of $550,000 for the year ended September 2009. The Company will be required by the FDIC to prepay their deposit insurance for the next three years on December 30, 2009 as a result of deterioration in the Deposit Insurance Fund reserve ratio due to institution failures. This will be shown on the Company's balance sheet as a prepaid asset and amortized over the next three years. We estimate that the prepayment fee will be approximately $1.47 million and our FDIC premium expense will total $375,000 for the year ended 2010. Any additional emergency special assessment imposed by the FDIC will further hurt the Company's earnings.

Strong competition within our market area could hurt our profits and slow growth.

We face intense competition both in making loans and attracting deposits. This competition has made it more difficult for us to make new loans and has occasionally forced us to offer higher deposit rates. Price competition for loans and deposits might result in our earning less on our loans and paying more on our deposits, which reduces net interest income. Some of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. See "*Item 1. Business – Competition.*"

Proposed regulatory reform may have a material impact on our operations.

On June 17, 2009, President Obama published a comprehensive regulatory reform plan intended to modernize and protect the integrity of the United States financial system. The President's plan contains several elements that would have a direct effect on the Company and the Bank. Under the reform plan, the federal thrift charter and the Office of Thrift Supervision would be eliminated and all companies that control an insured depository institution must register as a bank holding company. Although the reform plan does not specify how existing federal thrifts, such as the Bank, would be treated, we expect that if the federal thrift charter is eliminated the Bank, could become a national bank or adopt a state charter. Registration as a bank holding company would represent a significant change, as there currently exist significant differences between savings and loan holding company and bank holding company supervision and regulation. For example, the Federal Reserve imposes leverage and risk-based capital requirements on bank holding companies whereas the Office of Thrift Supervision does not impose any capital requirements on savings and loan holding companies. Further, a change in the bank regulatory structure could result in a change in the way that mutual holding companies are regulated. The reform plan also proposes the creation of a new federal agency, the Consumer Financial Protection Agency, that would be dedicated to protecting consumers in the financial products and services market. The creation of this agency could result in new regulatory requirements and raise the cost of regulatory compliance. In addition, legislation stemming from the reform plan could require changes in regulatory capital requirements, loan loss provisioning practices, and compensation practices. If implemented, the foregoing regulatory reforms may have a material impact on our operations. However, because the legislation needed to implement the President's reform plan has not been finalized, and because the final legislation may differ significantly from the reform plan proposed by the President, we cannot determine the specific impact of regulatory reform at this time.

Certain interest rate movements could reduce our net interest income and earnings.

Our net interest income is the interest we earn on loans and investments less the interest we pay on our deposits and borrowings. Our net interest margin is the difference between the yield we earn on our assets and the interest rate we pay for deposits and our other sources of funding. Changes in interest rates—up or down—could adversely affect our net interest margin and, as a result, our net interest income. Although the yield we earn on our assets and our funding costs tend to move in the same direction in response to changes in interest rates, one can rise or fall faster than the other, causing our net interest margin to expand or contract. Our liabilities tend to be shorter in duration than our assets, so they may adjust faster in response to changes in interest rates. As a result, when interest rates rise, our funding costs may rise faster than the yield we earn on our assets, causing our net interest margin to contract until the yield catches up. Changes in the slope of the "yield curve"—or the spread between short-term and long-term interest rates—could also reduce our net interest margin. Normally, the yield curve is upward sloping, meaning short-term rates are lower than long-term rates. Because our liabilities tend to be shorter in duration than our assets, when the yield curve flattens or even inverts, we could experience pressure on our net interest margin as our cost of funds increases relative to the yield we can earn on our assets.

The loss of our President and Chief Executive Officer could hurt our operations.

We rely heavily on our President and Chief Executive Officer, Brent M. Giles. The loss of Mr. Giles could have an adverse effect on us because, as a small community bank, Mr. Giles has more responsibility than would be typical at a larger financial institution with more employees. In addition, as a small community bank, we have fewer management-level personnel who are in position to succeed and assume the responsibilities of Mr. Giles. We have entered into a three-year employment contract with Mr. Giles.

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

The Bank is subject to extensive regulation, supervision and examination by the Office of Thrift Supervision, our primary federal regulator, and by the Federal Deposit Insurance Corporation, as insurer of its deposits. Liberty Bancorp will also be subject to regulation and supervision by the Office of Thrift Supervision. Such regulation and supervision govern the activities in which an institution and its holding company may engage, and are intended primarily for the protection of the insurance fund and for the depositors and borrowers of the Bank. The regulation and supervision by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation are not intended to protect the interests of investors in Liberty Bancorp common stock. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The following table sets forth the location and certain additional information regarding the Bank's offices at September 30, 2009, all of which it owns.

	Year Opened	Square Footage	Date of Lease Expiration	Owned/ Leased	Deposits as of September 30, 2009	Net Book Value as of September 30, 2009
					(In thousands)	
Main Office:						
16 West Franklin Liberty, Missouri	1955	6,000	N/A	Owned	$ 94,025 (1)	$ 699
Branch Offices:						
Hwy. 92 & Bello Mondo Drive Platte City, Missouri	1973	1,500	N/A	Owned	24,677	561
1206 West Clay Plattsburg, Missouri	1974	1,650	N/A	Owned	25,861	66
9200 N.E. Barry Road Kansas City, Missouri	2001	6,160	N/A	Owned	42,484	2,682
4315 S. Noland Road Independence, Missouri	2005	3,000	N/A	Owned	31,420	1,207
8740 N. Ambassador Drive Kansas City, Missouri	2006	5,000	11/30/2021	Leased (2)	18,203	1,118
6410 N. Prospect Gladstone, Missouri	2007	4,000	N/A	Owned	12,513	2,224
6309 NW 9 Highway Parkville, Missouri	2008	3,850	N/A	Owned	14,069	1,673
1157 Burlington Street North Kansas City, Missouri	2009	2,520	N/A	Owned	1,401	1,269
91 Main Street Farley, Missouri	2008	3,862	N/A	Owned	11,550	711
420 Branch Street Platte City, Missouri	N/A	2,086	N/A	Owned	— (3)	493
					$276,203	$12,703

(1) Includes $28.7 million in brokered deposits serviced at the Bank's main office.
(2) The lease is on the land only. The branch building is owned by the Bank.
(3) Branch facility was acquired from KLT Bancshares, Inc. and subsequently closed due to existing branch facility operations located in Plattle City, Missouri.

For additional information regarding premises and equipment, see note 6 of the notes to consolidated financial statements.

Item 3. Legal Proceedings

Periodically, there have been various claims and lawsuits against us, such as claims to enforce liens and contracts, condemnation proceedings on properties in which we hold security interest, claims involving the making and servicing of real property loans and other issues incident to our business. We are not a party to any pending legal proceedings that we believe would have a material adverse effect on our financial condition, results of operations or cash flows.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for Common Stock and Related Stockholder Matters

The common stock of Liberty Bancorp, Incis traded on the NASDAQ Capital Market under the symbol "LBCP." As of September 30, 2009, the Company had approximately 374 stockholders of record (excluding the number of persons or entities holding stock in "street" name accounts through various brokerage firms), and 4,761,712 shares issued and 3,621,875 shares outstanding.

The following table sets forth the high and low sales prices for the common stock and dividends per share for the fiscal years ended September 30, 2009 and 2008, as reported by NASDAQ. The prices do not necessarily reflect inter-dealer prices without retail markup, markdown or commissions and may not reflect actual transmissions.

	High	Low	Dividend Paid Per Share
Year Ended September 30, 2009			
Fourth quarter	$8.350	$6.750	$0.025
Third quarter	7.900	6.460	0.025
Second quarter	7.960	5.800	0.025
First quarter	9.000	7.440	0.025
Year Ended September 30, 2008			
Fourth quarter	$ 9.300	$ 7.500	$0.025
Third quarter	10.395	9.010	0.025
Second quarter	10.650	10.000	0.025
First quarter	10.790	10.100	0.025

Liberty Bancorp is subject to Missouri law, which generally permits Liberty Bancorp to pay dividends on its common stock as long as no dividend is declared or paid at a time when the net assets of the corporation are less than its stated capital or when the payment of such dividends would reduce the net assets of the corporation below its stated capital. Dividend payments by the Company depend primarily on dividends received by the Company from the Bank. See note 14 to the notes to the consolidated financial statements for information regarding the dividend restrictions applicable to the Company and the Bank.

Issuer Purchases of Equity Securities

There were no repurchases of the Company's stock during the quarter ended September 30, 2009. At September 30, 2009, 332,037 shares of common stock may still be purchased under the current plan.

Item 6. Selected Financial Data.

This item is not applicable as the Company is a smaller reporting company.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation.

Overview

Income. Our primary source of pre-tax income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and securities, and interest expense, which is the interest that we pay on our deposits and borrowings. Other significant sources of pre-tax income are service charges on deposit accounts, gains on sales of loans and other loan service charges. In addition, we recognize income or losses from the sale of investments in years that we have such sales.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. Provisions for loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. We estimate the allowance balance required using past loan loss experience, the nature and value of the portfolio, information about specific borrower situations, and estimated collateral values, economic conditions and other factors. Allocation of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in our judgment, should be charged off. The loan review process is subjective and relies on various assumptions, therefore actual results may differ from current estimates. The Company and Bank are subject to periodic examination by regulatory agencies, which may require us to record increases in the allowances based on their evaluation.

Expenses. The noninterest expenses we incur in operating our business consist of compensation and employee benefit expenses, occupancy expense, equipment and data processing expenses, advertising expenses, federal deposit insurance premiums and various other miscellaneous expenses.

Compensation and employee benefits consist primarily of salaries and wages paid to our employees, director and committee fees, payroll taxes, expenses for health insurance and other employee benefits.

Occupancy expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of building depreciation charges, maintenance, personal property and real estate taxes and land lease expense. Depreciation of premises and equipment is computed using the straight-line method based on the useful lives of the related assets, which range from three to 40 years.

Equipment and data processing expenses primarily include fees paid to our third party data processing service, equipment depreciation charges, repairs and service agreement expenses.

Advertising expenses include expenses for print, radio and television advertisements, promotions, third-party marketing services and premium items.

Federal deposit insurance premiums are primarily payments we make to the Federal Deposit Insurance Corporation for insurance of our deposit accounts.

Other expenses include correspondent banking charges, operations from foreclosed real estate, professional and regulatory services, the amortization expense of core deposit intangible, expenses for supplies, telephone and postage, contributions and donations, insurance and surety bond premiums, stock administration expense and other fees and expenses.

Critical Accounting Policies

Our accounting and reporting policies were prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") and to general practices within the financial services industry. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Management has identified the accounting policies described below as those that, due to the judgments, estimates and assumptions inherent in those policies, are critical to an understanding of our financial statements and management's discussion and analysis.

Income Recognition. We recognize interest income by methods conforming to US GAAP that include general accounting practices within the financial services industry. Interest income on loans and investment securities is recognized by methods that result in level rates of return on principal amounts outstanding, including yield adjustments resulting from the amortization of loan costs and premiums on investment securities and accretion of loan fees and discounts on investment securities.

In the event management believes collection of all or a portion of contractual interest on a loan has become doubtful, which generally occurs after the loan is 90 days past due, the accrual of interest is discontinued. In addition, previously accrued interest deemed uncollectible that was recognized in income is reversed. Interest received on nonaccrual loans is included in income only if principal recovery is reasonably assured. A non-accrual loan is restored to accrual status when it is brought current or has performed in accordance with contractual terms for a reasonable period of time, and the collectibility of the total contractual principal and interest is no longer doubtful.

Securities Impairment. We periodically perform analyses to determine whether there has been an other-than-temporary decline in the value of one or more of our securities. Our available-for-sale securities portfolio is carried at estimated fair value, with any unrealized gains or losses, net of taxes, reported as accumulated other comprehensive earnings or loss in stockholder's equity. We conduct a quarterly review and evaluation of the securities portfolio to determine if the value of any security has declined below its cost or amortized cost, and whether such decline is other-than-temporary. If such decline is deemed other-than-temporary, we would adjust the cost basis of the security by writing down the security to estimated fair market value through a charge to current period operations. The market values of our securities are affected by changes in interest rates and other factors, such as market liquidity. See Notes 1 and 4 to Consolidated Financial Statements for further discussion regarding securities impairment.

Allowance for Loan Losses. Valuation allowances are established for impaired loans for the difference between the loan amount and the fair value of collateral less estimated selling costs. We consider a loan to be impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement on a timely basis. The types of loans for which impairment is measured include nonaccrual income property loans (excluding those loans included in the homogenous portfolio which are collectively reviewed for impairment), large, non-accrual single-family loans and troubled debt restructurings. Such loans are generally placed on non-accrual status at the point deemed uncollectible. Impairment losses are recognized through an increase in the allowance for loan losses. See note 5 of the notes to consolidated financial statements for information regarding impaired loans at September 30, 2009 and 2008.

Allowances for loan losses are available to absorb losses incurred on loans and represent additions charged to expense, less net charge-offs. The allowances are evaluated on a regular basis by management and are based on management's periodic review of the collectibility of loans, in light of historical experience, fair value of the underlying collateral, changes in the types and mix of loans originated and prevailing economic conditions.

Operating Strategy

Our mission is to operate and further expand a profitable and diversified community banking franchise. We plan to achieve this by executing our strategy of:

- If acceptable economic conditions exist, expanding through de novo branching in the Kansas City metropolitan area; and
- continuing to transform our balance sheet to emphasize assets and liabilities that allow us to increase our net interest margin while reducing our exposure to risk from interest rate fluctuations.

Expansion Through De Novo Branching. In 2004, the Board of Directors, with the assistance of our Chief Executive Officer hired in September 2003, determined to pursue a strategic plan to enhance long-term shareholder value through franchise growth. The strategic plan calls for expansion through de novo branching in the Kansas City metropolitan area to enable us to take advantage of the opportunities afforded by recent and forecasted economic growth in that market. We believe that the increased asset size to be achieved through the planned expansion will enable us to leverage better efficiencies and technology but still attract customers based on personal service and relationships. Our first new branch was opened in Independence, Missouri in May 2005, a second new branch was opened in Kansas City, Missouri in January 2006, a third new branch was opened in Gladstone, Missouri in September 2007 and a fourth new branch was opened in North Kansas City in January 2009. Due to adverse economic conditions, no additional branch offices are currently planned.

While we anticipate that this expansion strategy will enhance long-term shareholder value, we cannot assure you when or if our branch expansion strategy will be accretive to our earnings. New branches generally require a significant initial capital investment and take approximately three years or longer to become profitable. New branches require an upfront investment of between $2.0 million and $3.0 million each for land and building expenses. Accordingly, we anticipate that, in the short term, net income will be negatively affected as we incur significant capital expenditures and noninterest expense in opening and operating new branches before the new branches can produce sufficient net interest income to offset the increased expense. In addition, the need to use capital to fund de novo branching may limit our ability to pay or increase dividends on our common stock. There also is implementation risk associated with new branches. Numerous factors will determine whether our branch expansion strategy will be successful, such as our ability to select suitable branch locations, real estate acquisition costs, competition, interest rates, managerial resources, our ability to hire and retain qualified personnel, the effectiveness of our marketing strategy and our ability to attract deposits.

Continued Transformation of Our Balance Sheet. Our strategic plan also calls for us to transform our balance sheet to emphasize assets and liabilities that allow us to increase our net interest margin while reducing our exposure to risk from interest rate fluctuations.

With respect to our assets, our strategy has been, and continues to be, to increase the percentage of assets invested in commercial business, commercial real estate and multi-family loans, which tend to have higher yields than traditional single-family residential mortgage loans and which have shorter terms to maturity or adjustable interest rates. We will seek to maintain construction loans approximately at current levels so as not to unduly concentrate credit risk in the real estate construction market. At the same time, we have sought to decrease our reliance on single-family residential mortgage loans. Currently, we sell substantially all new, fixed-rate conforming single-family loans in the secondary market.

Commercial real estate, commercial business and multi-family real estate loans provide us with the opportunity to earn more income because they tend to have higher interest rates than residential mortgage loans. In addition, these loans are beneficial for interest rate risk management because they typically have shorter terms and adjustable interest rates.

Our commercial real estate loans have increased from $16.2 million, or 12.18% of total loans, at September 30, 2001 to $122.6 million, or 39.17% of total loans, at September 30, 2009. In addition, commercial business loans have increased from $2.7 million, or 2.04% of total loans, at September 30, 2001 to $22.5 million, or 7.18% of total loans, at September 30, 2009, and multi-family real estate loans have increased from $3.4 million, or 2.56% of total loans, at September 30, 2001 to $29.2 million, or 9.32% of total loans, at September 30, 2009. The percentage of our total loan portfolio comprised of residential mortgage loans has increased in the last year, amounting to 20.71%, 18.48%, 15.64%, 14.62% and 17.44% at September 30, 2005, 2006, 2007, 2008 and 2009, respectively.

With respect to liabilities, our strategy is to emphasize transaction and money market accounts, as well as shorter term certificates of deposit. We value these types of deposits because they represent longer-term customer relationships and a lower cost of funding compared to longer-term certificates of deposit. We aggressively seek transaction and money market deposits through competitive products and pricing and targeted advertising. In addition, we offer business checking accounts for our commercial customers. We also hope to increase core deposits through our de novo branching strategy.

Balance Sheet Analysis

Loans. Our primary lending activity is the origination of loans secured by real estate. We originate construction loans, single-family residential loans and multi-family and commercial real estate loans. To a lesser extent, we also originate commercial business and consumer loans.

At September 30, 2009, construction loans totaled $69.2 million and represented 22.09% of total loans, compared to $90.5 million, or 32.47% of total loans, at September 30, 2008. The size of our real estate construction loan portfolio has decreased $21.3 million over this period due primarily adverse market conditions. Commercial real estate construction loans increased by $3.7 million, or 11.15%, from $33.4 million at September 30, 2008 to $37.1 million at September 30, 2009. Development loans decreased by $23.1 million, or 62.86%, from $36.7 million at September 30, 2008 to $13.6 million at September 30, 2009. Single-family spec loans decreased by $4.1 million, or 31.64%, from $13.2 million at September 30, 2008 to $9.1 million at September 30, 2009. Single-family custom construction loans increased by $419,000, or 6.6%, from $6.3 million at September 30, 2008 to $6.8 million at September 30, 2009.

Single-family residential loans totaled $54.6 million and represented 17.44% of total loans at September 30, 2009, compared to $40.7 million, or 14.62% of total loans, at September 30, 2008. Generally, the Bank has pursued the strategy of selling substantially all new, fixed-rate residential loans we originate because of the relatively low yields that have been attainable on residential loans over the last several years and to decrease the interest rate risk resulting from the retention of longer term fixed-rate loans.

Commercial real estate loans increased by $20.3 million, or 19.80%, to $122.6 million and represented 39.17% of total loans at September 30, 2009, compared to $102.3 million, or 36.73% of total loans, at September 30, 2008. These increases were due to our strategic decision to emphasize lending on income producing property projects. Currently, the Bank offers a variety of commercial real estate products to owner occupants and investors. Our primary commercial real estate lending focus areas are retail, office and industrial uses.

Multi-family loans totaled $29.2 million and represented 9.32% of total loans at September 30, 2009, compared to $17.4 million, or 6.23% of total loans, at September 30, 2008.

We also originate a variety of consumer loans and home equity loans, as well as loans secured by deposit accounts, automobile loans and other miscellaneous loans. Consumer loans totaled $15.0 million and represented 4.80% of total loans at September 30, 2009, compared to $9.9 million, or 3.56% of total loans, at September 30, 2008. The increase in consumer loans was due primarily to an increase in home equity loans.

Commercial business loans increased to $22.5 million or 7.18% of total loans at September 30, 2009 from $17.8 million, or 6.39% of total loans at September 30, 2008.

Set forth below is selected data relating to the composition of our loan portfolio at the dates indicated.

	At September 30,									
	2009		2008		2007		2006		2005	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)									
Type of Loan:										
Real estate loans:										
Single-family, 1-4 units	$ 54,601	17.44%	$ 40,727	14.62%	$ 41,749	15.64%	$ 42,623	18.48%	$ 39,435	20.71%
Multi-family, 5 or more units	29,195	9.32	17,368	6.23	12,198	4.57	10,416	4.52	15,603	8.20
Real estate construction loans	69,173	22.09	90,482	32.47	125,797	47.12	99,759	43.25	79,979	42.01
Commercial real estate loans	122,628	39.17	102,364	36.73	57,241	21.44	53,360	23.13	37,568	19.74
Total real estate loans	275,597	88.02	250,941	90.05	236,985	88.77	206,158	89.38	172,585	90.66
Consumer loans:										
Loans secured by deposit accounts	317	0.10	142	0.05	228	0.09	211	0.09	128	0.07
Automobile loans	999	0.32	446	0.16	477	0.18	608	0.26	867	0.46
Home equity loans	12,796	4.09	8,722	3.13	10,713	4.01	11,662	5.06	10,266	5.39
Other	911	0.29	610	0.22	620	0.23	738	0.32	1,129	0.59
Total consumer loans	15,023	4.80	9,920	3.56	12,038	4.51	3,219	5.73	12,390	6.51
Commercial business loans	22,472	7.18	17,805	6.39	17,951	6.72	11,270	4.89	5,397	2.83
Total gross loans	313,092	100.00%	278,666	100.00%	266,974	100.00%	230,647	100.00%	190,372	100.00%
Loans in process	(7,032)		(19,028)		(31,316)		(27,962)		(24,444)	
Deferred loan fees, net	(264)		(279)		(339)		(314)		(316)	
Unearned discounts, net	(13)		(13)		—		(5)		(7)	
Allowance for loan losses	(3,537)		(2,633)		(3,011)		(2,144)		(1,762)	
Total	$302,246		$256,713		$232,308		$200,222		$163,843	

The following table sets forth certain information at September 30, 2009, regarding the dollar amount of loan principal repayments coming due during the years indicated. The table below does not include any estimate of prepayments, which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less.

	Due during the Year Ended September 30,			Due After 3 through 5 years after 9/30/09	Due After 5 through 10 years after 9/30/09	Due After 10 through 15 years after 9/30/09	Due After 15 years after 9/30/09	Total
	2010	2011	2012					
	(Dollars in thousands)							
Single-family mortgage loans	$ 1,491	$ 1,580	$ 1,666	$ 3,654	$11,212	$14,977	$20,021	$ 54,601
Multi-family mortgage loans	798	845	891	1,953	5,995	8,009	10,705	29,196
Real estate construction loans	54,969	14,204	—	—	—	—	—	69,173
Commercial real estate loans	3,131	3,338	3,536	7,831	24,543	33,765	46,484	122,628
Loans secured by deposit accounts	317	—	—	—	—	—	—	317
Other consumer loans	3,295	3,537	3,796	4,077	—	—	—	14,705
Commercial business loans	3,914	4,185	4,473	9,900	—	—	—	22,472
Total gross loans	$67,915	$27,689	$14,362	$27,415	$41,750	$56,751	$77,210	$313,092

The following table sets forth the dollar amount of all loans at September 30, 2009, that are due after September 30, 2010 which have either fixed interest rates or adjustable interest rates.

	Fixed Rates	Adjustable Rates	Total
	(Dollars in thousands)		
Single-family mortgage loans	$33,870	$19,240	$ 53,110
Multi-family mortgage loans	25,000	3,398	28,398
Real estate construction loans	3,923	10,281	14,204
Commercial real estate loans	103,615	15,882	119,497
Loans secured by deposit accounts	—	—	—
Other consumer loans	2,870	8,540	11,410
Commercial business loans	9,613	8,945	18,558
Total gross loans	$178,891	$66,286	$245,177

The following table shows our loan origination, sale and other activity during the years indicated.

	For the Years Ended September 30,		
	2009	2008	2007
	(In thousands)		
Total net loans at the beginning of year	$256,713	$232,308	$200,222
Loans originated for portfolio:			
Single and multi-family mortgage loans	35,385	22,752	25,703
Real estate construction loans	23,479	50,600	64,541
Commercial real estate loans	17,535	47,339	27,002
Commercial business loans	6,503	4,047	16,657
Loans secured by deposit accounts	268	78	212
Home equity loans	3,382	1,452	3,460
Automobile and other consumer loans	712	300	1,036
Total loans originated	$ 87,264	$126,568	$138,611
Deduct:			
Principal loan repayment and other, net	40,814	99,904	106,790
Loan charge-offs, net of (recoveries)	917	2,259	(265)
Total net loans at end of year	$302,246	$256,713	$232,308
Loans originated for sale	$ 35,483	$ 24,739	$ 20,354
Loans sold in secondary market	$ 35,901	$ 24,581	$ 20,094

Loans Held for Sale. Loans held for sale decreased $418,000 to $459,000 at September 30, 2009.

Securities. Our securities portfolio consists primarily of government agency securities, municipal securities and mortgage-backed securities. Although municipal securities generally have greater credit risk than government agency securities, they generally have higher yields than government securities of similar duration. Securities available for sale decreased from $26.1 million at September 30, 2008 to $20.8 million at September 30, 2009 due to maturities, sales and called securities. Mortgage-backed securities available for sale decreased from $14.0 million at September 30, 2008 to $9.0 million at September 30, 2009 due to principal repayments, maturities and sales, partially offset by the purchase of one security.

The following table sets forth the Bank's mortgage-backed securities purchases and sales for the years indicated.

	Year Ended September 30,		
	2009	2008	2007
	(In thousands)		
Purchases	$ 254,698	$ —	$ —
Sold	1,495,215	—	—

The following table sets forth the carrying values and fair values of our securities and mortgage-backed securities portfolio at the dates indicated.

	At September 30,					
	2009		2008		2007	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)					
Securities available for sale:						
Federal agency obligations	$ 9,950	$10,550	$13,422	$13,903	$34,555	$34,848
State and municipal obligations	9,766	9,915	11,715	11,679	12,839	12,741
Mortgage-backed securities	8,823	8,957	14,007	13,989	19,621	19,277
Equity securities	272	299	544	471	395	394
Total securities available for sale	$28,811	$29,721	$39,688	$40,042	$67,410	$67,260
Weighted-average rate on securities (1)	4.89%		4.69%		4.72%	
Weighted-average rate on mortgage-backed securities	4.17%		4.33%		4.31%	

(1) Weighted-average yields are not presented on a tax-equivalent basis.

At September 30, 2009, we had no investments in a single company or entity (other than U.S. Government-sponsored entity securities) that had an aggregate book value in excess of 10% of our equity.

The following table sets forth the maturities and weighted-average yields of debt securities at September 30, 2009. Weighted-average yields are not presented on a tax-equivalent basis.

	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total	
	Carrying Value	Weighted-Average Yield	Carrying Value	Weighted-Average Yield	Carrying Value	Weighted-Average Yield	Carrying Value	Weighted-Average Yield	Carrying Value	Weighted-Average Yield
	(Dollars in thousands)									
Securities available for sale:										
State and municipal obligations	$ 254	3.75%	$2,263	4.63%	$3,052	4.23%	$4,346	5.56%	$ 9,915	4.91%
Federal agency obligations	2,055	5.11	8,495	4.80	—	—	—	—	10,550	4.86
Mortgage-backed securities	2,077	4.23	2,466	4.29	391	4.00	3,776	4.09	8,710	4.17
Collateralized mortgage obligations	—	—	—	—	—	—	247	3.98	247	3.98
Total securities available for sale	$4,386	4.62%	$13,224	4.67%	$3,443	4.20%	$8,369	4.85%	$29,422	4.62%

Premises and Equipment. Premises and equipment, net, increased from $9.8 million at September 30, 2008 to $12.7 million at September 30, 2009 due primarily to assets acquired through the acquisition of KLT Bancshares, and the renovation and expansion of one branch, partially offset by depreciation expense. The premises and equipment acquired consisted primarily of three bank branch facilities.

Other Assets. The increase in bank-owned life insurance represents the change in cash surrender value of $437,000. Foreclosed real estate, net decreased due to the sale of properties, partially offset by additional properties acquired through foreclosure. Goodwill and core deposit intangible, net is related to the acquisition. Accrued interest receivable decreased primarily due to lower securities balances and timing of interest receipts, partially offset by higher loan balances. Deferred tax assets decreased primarily as a result of the tax effect on the increase in unrealized gains on securities and purchase accounting adjustments related to the acquisition.

Deposits. Our primary source of funds is our deposit accounts, which are comprised of noninterest-bearing NOW accounts, interest-bearing NOW accounts, money market accounts, statement accounts and certificates of deposit. These deposits are provided primarily by individuals within our market areas. Deposits increased $56.4

million, or 25.7%, to $276.2 million at September 30, 2009 from $219.8 million at September 30, 2008. Approximately $33.9 million of the $56.4 million of deposit growth was due to deposits assumed in the acquisition of KLT Bancshares, Inc., the parent company of Farley State Bank. The increase in deposits for the year ended September 30, 2009 was primarily due to an increase in money market accounts, and certificate of deposits accounts twelve months or greater and to a lesser extent, an increase in interest-bearing and non-interest bearing checking accounts, partially offset by a decrease in certificate of deposit accounts less than twelve months. Brokered deposits increased $13.7 million to $28.7 million at September 30, 2009 from $15.0 million at September 30, 2008. The amount of brokered deposits in the future will be contingent upon current market rates as compared to retail deposits and FHLB advances.

The following table sets forth average balances and average rates of our deposit products for the years indicated. For purposes of this table, average balances have been calculated using month-end balances. Management does not believe that the use of month-end balances instead of daily average balances has caused any material differences in the information presented.

	Years Ended September 30,					
	2009		2008		2007	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(Dollars in thousands)					
Noninterest-bearing NOW accounts	$ 19,771	—%	$ 14,873	—%	$ 12,458	—%
Interest-bearing NOW accounts	27,821	0.69	23,884	1.28	24,331	1.88
Money market accounts	74,070	2.02	67,101	3.31	38,052	4.47
Statement accounts	9,332	0.30	6,995	0.30	7,336	0.31
Certificates of deposit	133,293	2.54	118,759	4.02	143,665	4.80
Total	$264,287	1.93	$231,612	3.16	$225,842	4.02

The following table sets forth the balances of our deposit products at the dates indicated.

	At September 30,					
	2009		2008		2007	
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)					
Noninterest-bearing NOW accounts	$ 21,494	7.8 %	$ 14,869	6.8%	$ 13,617	5.4%
Interest-bearing NOW accounts	27,492	10.0	21,695	9.9	21,368	8.5
Money market accounts	80,680	29.2	61,371	27.9	68,482	27.1
Statement accounts	9,745	3.5	7,258	3.3	7,200	2.9
Certificates of deposit	136,792	49.5	114,571	52.1	141,638	56.1
Total	$276,203	100.0%	$219,764	100.0%	$252,305	100.0%

The following table indicates the amount of jumbo certificates of deposit by time remaining until maturity as of September 30, 2009. Jumbo certificates of deposit require minimum deposits of $100,000.

Maturity Period	Certificates of Deposits (In thousands)
Three months or less	$26,316
Over three through six months	22,750
Over six through 12 months	6,069
Over 12 months	8,425
Total	$63,560

The following table sets forth time deposits classified by rates at the dates indicated.

	At September 30,		
	2009	2008	2007
	(In thousands)		
0.75 - 1.49%	$ 46,022	$ —	$ —
1.50 - 1.99	38,242	$ —	$ —
2.00 - 2.99	17,343	60,858	300
3.00 - 3.99	28,548	34,745	9,249
4.00 - 4.99	5,469	15,733	60,152
5.00 - 5.99	1,168	3,235	71,937
	$136,792	$114,571	$141,638

The following table sets forth the amount and maturities of time deposits at September 30, 2009.

	Amount Due						Percent of Total Certificate Accounts
	One Year or Less	1-2 Years	2-3 Years	3-4 Years	4-5 Years	Total	
	(In thousands)						
0.75 – 1.49%	$ 46,022	$ —	$ —	$ —	$ —	$ 46,022	33.6%
1.50 – 1.99	35,753	2,489	—	—	—	38,242	27.9
2.00 - 2.99	10,774	1,448	5,105	16	—	17,343	12.7
3.00 - 3.99	12,505	4,523	2,675	3,800	5,045	28,548	20.9
4.00 - 4.99	3,136	903	1,349	81	—	5,469	4.0
5.00 - 5.99	166	994	8	—	—	1,168	.9
	$108,356	$10,357	$9,137	$3,897	$5,045	$136,792	100.0%

The following table sets forth deposit activity for the years indicated.

	Years Ended September 30,	
	2009	2008
	(In thousands)	
Net deposits (withdrawals) before interest credited (1)	$ 51,917	$(39,459)
Interest credited	4,522	6,917
Net increase (decrease) in deposits	$ 56,439	$(32,542)

(1) Includes $33,964,000 of deposits assumed in connection with the acquisition.

Borrowings. We utilize borrowings from the Federal Home Loan Bank of Des Moines and securities sold under agreement to repurchase to supplement our supply of funds for loans and investments and to meet deposit withdrawal requirements.

The following table sets forth certain information regarding short-term borrowings by the Bank at the end of and during the years indicated:

	At September 30,		
	2009	2008	2007
	(Dollars in thousands)		
Outstanding advances from Federal Home Loan Bank	$34,966	$48,100	$22,056
Weighted-average rate paid on advances from Federal Home Loan Bank	1.46%	2.13%	4.90%
Outstanding securities sold under agreement to repurchase	$ 182	$ 813	$ 681
Weighted-average rate paid on securities sold under agreement to repurchase	2.68%	4.45%	3.41%

	Years Ended September 30,		
	2009	2008	2007
	(Dollars in thousands)		
Maximum outstanding advances from Federal Home Loan Bank at any month end	$54,100	$53,100	$26,083
Weighted-average rate paid on advances from Federal Home Loan Bank (1)	1.73%	3.08%	4.84%
Average advances from Federal Home Loan Bank	$38,797	$44,657	$19,904
Maximum outstanding securities sold under agreement to repurchase at any month end	$ 848	$ 1,683	$5,164
Weighted-average rate paid on securities sold under agreement to repurchase (2)	3.84%	3.96%	3.39%
Average securities sold under agreement to repurchase	$ 493	$1,427	$1,573

(1) The weighted-average rate paid is based on the weighted-average balances determined on a monthly basis.
(2) The weighted-average rate paid is based on the weighted-average balances determined on a daily basis.

Federal Home Loan Bank of Des Moines borrowings decreased $100,000, or .14%, to $69.1 million at September 30, 2009 from $69.2 million at September 30, 2008. The advances outstanding as of September 30, 2009 mature in 2009 through 2014. Securities sold under agreement to repurchase decreased $265,000 for the year ended September 30, 2009 due to lower balances from existing customers, partially offset by one new customer.

Other liabilities.

Accrued interest on deposits increased primarily due to a higher average balance, offset by lower rates on money market accounts and certificates. Other liabilities increased primarily as a result of higher deposit insurance assessments, real estate taxes and vacation pay, partially offset by lower accrued taxes on foreclosed real estate, accounting and retirement plan expense and accrued payroll expense.

Stockholders' Equity.

2009 vs. 2008. Stockholders' equity decreased by $224,000 from $44.0 million at September 30, 2008 to $43.8 million at September 30, 2009 primarily due to the repurchase of common stock totaling $2.5 million and the payment of dividends of $366,000, partially offset primarily by net earnings of $1.8 million, the amortization of ESOP and stock-based compensation expenses of $486,000 and unrealized gains on investments and mortgage backed securities, net of taxes of $360,000.

Results of Operations for the Years Ended September 30, 2009 and 2008

Overview.

	Years Ended September 30,			% Change	% Change
	2009	2008	2007	2009/2008	2008/2007
	(Dollars in thousands)				
Net earnings	$1,776	$1,922	$1,944	(7.6)%	(1.1)%
Return on assets (1)	0.47%	0.57%	0.63%	(17.5)	(9.5)
Return on stockholders' equity (2)	4.07	4.18	3.94	(2.6)	6.1
Stockholders' equity-to-assets ratio (3)	11.65	13.61	16.00	(14.4)	(14.9)
Dividend payout ratio (4)	20.62	20.97	23.86	(1.7)	(12.1)

(1) Net earnings divided by average assets.
(2) Net earnings divided by average stockholders' equity.
(3) Average stockholders' equity divided by average total assets.
(4) Represents dividends paid to shareholders as a percent of net earnings.

2009 vs. 2008. Net earnings decreased $146,000, or 7.59% for the year ended September 30, 2009 compared to the year ended September 30, 2008. The decrease in net earnings was due primarily to a $198,000, or .98%, decrease in interest income, and a $3.19 million, or 38.01%, increase in noninterest expense, partially offset by a $2.8 million, or 29.47% decrease in interest expense, a $312,000, or 16.60%, decrease in provision for loan losses, a $127,000, or 5.98%, increase in noninterest income and a $35,000, or 4.96%, decrease in income tax expense. Net interest income increased primarily as a result of lower deposit costs and a higher interest rate spread. Noninterest income increased due to an increase in loan service charges, an increase in gains on sale of loans, gains on sale of mortgage-backed securities and an increase in deposit account service charges, partially offset by a decrease in gains on sales of securities and an OTTI loss on one equity security. Noninterest expense increased primarily due to an increase in compensation and benefits, occupancy, equipment and data processing, operations from foreclosed real estate, net, and FDIC premium expense and the amortization of core deposit intangible, partially offset by a decrease in correspondent banking expense.

Net Earnings.

2009 vs. 2008. Net earnings decreased by $146,000 to $1.8 million at 2009 compared to $1.9 million for 2008. The decrease was due to lower interest income and higher noninterest expense, partially offset by lower interest expense, a lower provision for loan losses, higher noninterest income and lower income tax expense.

Net Interest Income.

2009 vs. 2008. Net interest income increased by $2.6 million, or 23.83%, from $10.8 million for 2008 to $13.3 million for 2009 as a result of a higher interest rate spread, partially offset by a decrease in net interest-earning assets. The interest rate spread increased from 3.25% for 2008 to 3.84% for 2009. The decrease in net interest-earning assets is due to an increase of $37.7 million, or 13.03%, in average interest-bearing liabilities, partially offset by an increase of $29.6 million, or 9.53%, in average interest-earning assets.

Interest on loans receivable increased as a result of a higher weighted-average balance, partially offset by a lower average yield. The weighted average yield on loans decreased from 7.03% for 2008 to 6.26% for 2009.

Interest on mortgage-backed securities decreased due to a lower average balance.

Interest on securities decreased as a result of a lower average balance and yield. Interest on other interest-earning assets decreased as a result of a lower average yield, partially offset by a higher average balance.

Interest on deposits decreased as a result of a lower weighted-average rate, partially offset by a higher average balance.

Interest on advances decreased due to a lower average rate, partially offset by a higher average balance.

Average Balances and Yields. The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earnings assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting average yields and costs. The yields and costs for the years indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the years presented. For purposes of this table, average balances have been calculated using month-end balances and, to a lesser extent, daily balances, and nonaccrual loans are included in average balances only. Management does not believe that the use of month-end balances instead of daily average balances has caused any material differences in the information presented. No tax equivalent adjustments were made. Nonaccruing loans have been included in the table as loans carrying a zero yield.

	Years Ended September 30,								
	2009			2008			2007		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
				(Dollars in thousands)					
Interest-earning assets:									
Loans receivable	$291,622	$18,255	6.26%	$247,024	$17,356	7.03%	$217,841	$17,233	7.91%
Mortgage-backed securities	11,808	497	4.21	16,814	705	4.19	22,229	933	4.20
Securities	28,969	1,203	4.15	41,564	1,952	4.70	43,988	2,076	4.72
Other interest-earning assets	7,945	4	0.05	5,343	144	2.68	6,484	321	4.95
Total interest-earning assets	340,344	19,959	5.86	310,745	20,157	6.49	290,542	20,563	7.08
Interest-bearing liabilities:									
Deposits	264,287	5,110	1.93	231,612	7,321	3.16	225,842	9,084	4.02
Federal Home Loan Bank advances	62,445	1,484	2.38	56,607	2,005	3.54	27,189	1,333	4.90
Securities sold under agreement to repurchase	659	25	3.77	1,427	58	4.05	2,097	77	3.69
Total interest-bearing liabilities	$327,391	6,619	2.02	$289,646	9,384	3.24	$255,128	10,494	4.11
Net interest income before provision for loan losses		$13,340			$10,773			$10,069	
Net interest-earning assets	$12,953			$21,099			$ 35,414		
Interest rate spread			3.84%			3.25%			2.97%
Net yield on average interest-earning assets			3.92%			3.47%			3.47%
Ratio of average interest-earning assets to average interest-bearing liabilities.	103.96%			107.28%			113.88%		

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The rate/volume column shows the effects attributable to changes in both rate and volume (changes in rate multiplied by changes in volume). The total column represents the sum of the prior columns.

	Year Ended September 30, 2009 vs. 2008				**Year Ended September 30, 2008 vs. 2007**			
	Increase (Decrease) due to:				**Increase (Decrease) due to:**			
	Volume	**Rate**	**Rate/ Volume**	**Total**	**Volume**	**Rate**	**Rate/ Volume**	**Total**
	(Dollars in thousands)							
Interest income:								
Loans receivable	$3,133	$(1,892)	$(342)	$899	$2,310	$(1,929)	$(258)	$123
Mortgage-backed securities	(210)	3	(1)	(208)	(226)	(2)	—	(228)
Securities	(592)	(227)	69	(750)	(115)	(10)	1	(124)
Other interest-earning assets	70	(141)	(68)	(139)	(57)	(147)	26	(178)
Total interest-earning assets	$2,401	$(2,257)	$(342)	$(198)	$1,912	$(2,088)	$(231)	$(407)
Interest expense:								
Deposits	1,033	(2,843)	(402)	(2,212)	232	(1,947)	(49)	(1,764)
Federal Home Loan Bank advances	207	(660)	(68)	(521)	1,441	(369)	(399)	673
Securities sold under agreement to repurchase	(41)	10	(2)	(33)	(31)	26	(14)	(19)
Total interest-bearing liabilities	1,199	(3,493)	(472)	$(2,766)	1,642	(2,290)	(462)	$(1,110)
Change in net interest income	$ 1,202	$1,236	$ 130	$2,568	$ 270	$ 202	$ 231	$ 703

Provision for Loan Losses.

2009 vs. 2008. Provision for loan losses decreased 16.60% from $1.9 million for 2008 to $1.6 million for 2009. At September 30, 2009, the allowance for loan losses was $3.5 million, or 1.13% of the gross loan portfolio, compared to $2.6 million or 0.94% of the loan portfolio at September 30, 2008. At September 30, 2009, loans secured by non-construction single-family properties totaled 17.44% of total loans and 21.23% of the allowance for loan losses was allocated to these loans. All other loans totaled 82.56% of the portfolio and 78.77% of the allowance for loan losses.

The decreased provision is the result of lower net charge-offs, partially offset by an increase in classified assets and growth of the loan portfolio.

Nonperforming loans amounted to $2.7 million and $8.2 million at September 30, 2009 and 2008, respectively. Net loan charge-offs amounted to $917,000 during 2009 compared to net charge-offs of $2.3 million during 2008. The majority of the net loan charge-offs in 2009 were due to losses related to non-construction single family loans, construction single-family loans and one commercial business loan.

Noninterest Income. The following table shows the components of noninterest income and the percentage changes for the years ended September 30, 2009 and 2008.

	Years Ended September 30,		% Change
	2009	2008	2009/2008
	(Dollars in thousands)		
Loan service charges	$ 87	$ 64	35.9%
Gain on sale of securities available for sale	54	135	(60.0)
Gain on sale of MBSs available for sale	52	—	NM
Gain on sale of loans	437	319	37.0
Other-than-temporary impairment ("OTTI") loss on equity security	(113)	—	NM
Change in cash surrender value of BOLI	437	437	0.0
Deposit account service charges	1,297	1,169	10.9
Total	$2,251	$2,124	6.0%

NM = Not meaningful

2009 vs. 2008. Noninterest income increased from $2.1 million for 2008 to $2.3 million for 2009 due to gains on sales of MBSs, an increase in loan service charges, gains on sale of loans and deposit account service charges, partially offset by an OTTI loss and a decrease in gains on sale of securities.

The Bank recognized gains on sale of loans of $437,000 and $319,000 for the years ended September 30, 2009 and 2008, respectively. During 2009 and 2008, we sold loans to secondary market investors totaling $35.9 million and $24.6 million, respectively.

Noninterest Expense. The following table shows the components of noninterest expense and the percentage changes for the years ended September 30, 2009 and 2008.

	Years Ended September 30		% Change
	2009	2008	2009/2008
	(Dollars in thousands)		
Compensation and benefits	$5,102	$4,446	14.8%
Occupancy expense	911	673	35.4
Equipment and data processing expense	1,224	931	31.5
Operations from foreclosed real estate, net	1,540	362	325.4
FDIC premium expense	550	135	307.4
Professional and regulatory services	568	434	30.9
Advertising	313	250	25.2
Correspondent banking charges	126	234	(46.2)
Supplies	183	136	34.6
Amortization of core deposit intangible	191	—	NM
Other	867	786	10.3
Total noninterest expense	$11,575	$8,387	38.0%
Efficiency ratio (1)	74.2%	65.0%	

NM = Not Meaningful
(1) Computed as noninterest expense divided by the sum of net interest income and noninterest income.

2009 vs. 2008. Noninterest expense increased from $8.4 million for 2008 to $11.6 million for 2009. Compensation and benefit expense increased primarily due to higher salary levels and health insurance expense, partially offset by an increase in deferred loan origination costs, lower ESOP expense and stock option expense. ESOP expense is based on the fair value of the shares committed to be released, which the fair value on average was lower for the year ended September 30, 2009 compared to the year ended September 30, 2008. Stock option expense decreased since certain options became fully vested.

During 2009, the Company recognized stock option expense and restricted stock award expense of $47,000 and $250,000, respectively. During 2008, the Company recognized stock option expense and restricted stock award expense of $75,000 and $247,000, respectively. At September 30, 2009, total unrecognized stock option expense was approximately $104,000 and is expected to be recognized over the weighted-average period of 2.86 years. At September 30, 2009, total unrecognized restricted stock award expense was $626,000 and is expected to be recognized over the next 2.5 years.

Occupancy expense increased due primarily to higher building depreciation expense, higher real estate and personal property tax expense due to new branch offices and higher utility expense. Equipment and data processing expense increased due primarily to higher service agreement expense, repairs, internet bill pay expense and data processing expense. FDIC premium expense increased due to a higher assessment as a result of a risk-based assessment system which considers the supervisory rating and certain financial ratios of each financial institution and related expiring credits, the increase in deposits and the special assessment of $173,000. Expenses from operations from foreclosed real estate, net increased due primarily to higher losses on sale of foreclosed real estate and higher maintenance expenses, partially offset by an increase in rental income. Losses on foreclosed real estate were $1.3 million for the year ended September 30, 2009 as compared to $311,000 for the year ended September 30, 2008 as a result of adverse economic conditions which caused real estate values to decrease. Professional and regulatory services increased due primarily to higher legal and mortgage lending consulting expenses. Legal expenses have increased due to costs associated with nonperforming loans. Advertising expense increased due to an increase in radio and television costs and mortgage lending marketing costs. Correspondent banking expense decreased due to performing certain check processing and statement rendering service operations in-house which reduced outside vendor expense. Supplies expense increased due to the addition of new branches and the acquisition. Amortization of core deposit intangible expense was related to the acquisition. Other expenses increased due primarily to an increase in telephone and data line expense, non-origination loan expense and retail operations expense, partially offset primarily by lower mortgage lending website expense, deferred consumer loan origination costs and lower miscellaneous expense.

Income Taxes.

2009 vs. 2008. Income tax expense for the year ended September 30, 2009 was $671,000 compared to $706,000 for the year ended September 30, 2008. Income taxes decreased due to lower pretax earnings.

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of net interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available for sale securities that are accounted for on a mark-to-market basis. Other risks that we face are operational risks, liquidity risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Credit Risk Management. Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans.

When a borrower fails to make a required loan payment, we take a number of steps to attempt to have the borrower cure the delinquency and restore the loan to current status. When the loan becomes 15 days past due, a 5% penalty is assessed, and a written notification of the late payment is sent. If payment is not received by the 30th day of delinquency, the borrower is contacted by telephone, payment is requested and efforts are made to formulate an affirmative plan to cure the delinquency. After a loan becomes past due 60 days, we generally provide a final notice that we will initiate legal proceedings in 30 days, after which foreclosure procedures commence to obtain the real property securing the loan. Generally, when a loan becomes 90 days past due, the loan is placed on non-accrual status. We may consider loan workout arrangements with certain borrowers under certain circumstances.

Management reports to the Board of Directors monthly regarding the amount of loans delinquent more than 30 days, all loans in foreclosure and all foreclosed and repossessed property that we own.

Real estate acquired by the Bank as a result of foreclosure is classified as foreclosed real estate until such time as it is sold. When such property is acquired, a new appraisal is obtained and it is recorded at the lower of its unpaid principal or fair value, less estimated selling costs. Any required write-down of the loan to its fair value upon foreclosure is charged against the allowance for losses.

Analysis of Nonperforming Assets. We consider repossessed assets and loans that are 90 days or more past due to be non-performing assets. Loans are generally placed on nonaccrual status when they become 90 days delinquent, at which time the accrual of interest ceases and the allowance for any uncollectible accrued interest is established and charged against operations. Typically, payments received on a nonaccrual loan are applied to the outstanding principal and interest as determined at the time of collection of the loan.

Real estate that we acquire as a result of foreclosure or deed-in-lieu of foreclosure is classified as foreclosed assets until it is sold. When property is acquired, it is initially recorded at the lower of its cost, or market, less estimated selling expenses. Holding costs and declines in fair value after acquisition of the property result in charges against income.

The following table sets forth information with respect to our nonperforming assets at the dates indicated.

	At September 30,				
	2009	2008	2007	2006	2005
	(Dollars in thousands)				
Loans accounted for on a nonaccrual basis: (1)					
Commercial real estate loans	$ —	$ 3,233	$ —	$ —	$ —
Single and multi-family loans	40	—	104	828	351
Real estate construction spec loans	—	3,193	1,932	304	556
Land development loans	—	1,784	1,386	—	—
Consumer	27	9	—	349	—
Total nonaccrual loans	67	8,219	3,422	1,481	907
Accruing loans which are contractually past due 90 days or more – single-family loans (1)	—	—	—	58	—
Total nonaccrual and 90 days or more past due loans	67	8,219	3,422	1,539	907
Impaired loans	2,648	—	—	2,682	403
Foreclosed real estate held for sale	2,822	4,936	1,676	1,580	1,530
Total nonperforming assets	5,537	13,155	5,098	5,801	2,840
Allowance for losses on nonperforming loans	316	437	370	258	199
Nonperforming loans with no related allowance for loan losses	$ —	$ —	$ —	$ 58	$ 116
Nonperforming loans as a percentage of total loans, net	0.90%	3.20%	1.47%	2.11%	0.55%
Nonperforming loans as a percentage of total assets	0.69%	2.44%	1.03%	1.47%	0.38%
Nonperforming assets as a percentage of total assets	1.41%	3.91%	1.53%	2.02%	1.20%

(1) Interest on delinquent loans is accrued to income to the extent considered collectible.

Nonperforming assets totaled $5.5 million, or 1.41% of total assets, at September 30, 2009, which was a decrease of $7.6 million, or 58.02%, from $13.1 million, or 3.91% of total assets, at September 30, 2008. Nonperforming assets at September 30, 2009 consisted of $67,000 in nonaccrual loans, $2.6 million in impaired loans and $2.8 million in foreclosed real estate. At September 30, 2009, nonaccrual loans consisted of $40,000 in single family loans and consumer loans totaling $27,000. Impaired loans consisted of seven single-family loans.

Interest income that would have been recorded for the year ended September 30, 2009 had nonaccrual loans been current according to their original terms amounted to $18,861. There was interest income of $3,166 recognized on such loans during the period the loans were classified as nonperforming in 2009.

Foreclosed real estate owned by the Bank at September 30, 2009 totaled $2.8 million compared to $4.9 million at September 30, 2008. Foreclosed real estate at September 30, 2009 included six one-to-four family properties, one one-to-four family construction property, one multi-family property, one residential land development property, one commercial retail property, three residential lots and two commercial lots.

Classified Assets. Federal regulations require us to review and classify our assets on a regular basis. In addition, the Office of Thrift Supervision has the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. "Substandard assets" must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. "Doubtful assets" have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified as "loss" is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a "special mention" category, described as assets that do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. When we classify an asset as special mention, substandard or doubtful we establish an allowance for loan losses. If we classify an asset as loss, we allocate an amount equal to 100% of the portion of the asset classified loss.

The following table shows the aggregate amounts of our classified assets at the dates indicated.

	At September 30,		
	2009	2008	2007
		(In thousands)	
Special mention assets	$ 6,423	$ 2,919	$1,386
Substandard assets (1)	14,780	14,212	5,435
Doubtful assets	—	—	105
Loss assets	—	—	—
Total classified assets	$ 21,203	$17,131	$6,926

(1) Includes foreclosed real estate of $2,822,423, $4,936,355 and $1,675,871 at September 30, 2009, 2008 and 2007, respectively.

The increase in our substandard assets at September 30, 2009 compared to September 30, 2008 was primarily due to the classification of two land development properties, several one-to-four family properties, two multi-family properties, two commercial office buildings, one commercial retail property, one residential lot and one church. Substandard assets increased from $14.2 million at September 30, 2008 to $14.8 million at September 30, 2009. Our substandard loans at September 30, 2009 consisted of two land development loans to one borrower totaling $5.6 million, thirteen one-to-four family properties to six borrowers totaling $3.9 million, one multi-family property totaling $1.0 million, two commercial office buildings totaling $1.0 million and one church totaling $310,000.

Special mention assets at September 30, 2009 consisted of six loans totaling $6.4 million. Three were secured by car hauling equipment totaling $3.5 million, two loans for single-family development totaling $2.9 million and one residential lot loan.

Delinquencies. The following table provides information about delinquencies in our loan portfolio at the dates indicated.

	At September 30,					
	2009		2008		2007	
	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due
			(In thousands)			
Real estate – mortgage loans	$170	$320	$ —	$ 153	$ 155	$ 31
Land loans	—	—	—	59	—	—
Construction loans	—	—	—	2,371	—	2,233
Commercial loans	—	310	27	—	906	95
Consumer loans	11	19	136	—	97	10
Total	$181	$ 649	$163	$2,583	$1,158	$2,369

Analysis and Determination of the Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a monthly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

We establish an allowance on certain identified problem loans based on such factors as (1) the strength of the customer's personal or business cash flows; (2) the availability of other sources of repayment; (3) the amount due or past due; (4) the type and value of collateral; (5) the strength of our collateral position; (6) the estimated cost to sell the collateral; and (7) the borrower's effort to cure the delinquency.

In addition, we establish an allowance for loans that are not delinquent to recognize the losses associated with lending activities. This valuation allowance is determined by segregating the loans by loan category and assigning percentages to each category. Loan categories were specified by collateral type. Historical loss data generally provides a reasonable starting point for our analysis of probable losses on each loan category. Generally, we have relied upon historical loss data for the last ten years as a starting point. However, the increase in our aggregate net charge-offs on loans and losses on foreclosed real estate in 2009 and 2008 have caused us to rely more heavily on the actual loss data for the year ended September 30, 2009 as a reasonable starting point. The increase in our net losses on foreclosed real estate in 2009 was due to declining real estate values. The actual aggregate experience loss ratio for loans and foreclosed real estate for 2009 was adjusted for significant qualitative factors that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date. These significant factors may include changes in loan policies and procedures, changes in existing general economic and business conditions affecting our primary lending areas and the national economy and staff lending experience. The applied loss factors are reevaluated quarterly to ensure their relevance in the current economic environment. Further, we consider trends in the level of classified assets and delinquencies in deriving the allowance for loan losses at September 30, 2009.

We identify loans that may need to be charged off as a loss by reviewing all delinquent loans, classified loans and other loans that management may have concerns about collectibility. For individually reviewed loans, the borrower's inability to make payments under the terms of the loan or a shortfall in collateral value would result in our allocating a portion of the allowance to the loan that was impaired.

The ratio of net charge-offs to average loans outstanding was .31% and .91% for the years ended September 30, 2009 and 2008, respectively. Had such ratios considered net losses on foreclosed real estate, the ratio of the aggregate net charge-offs on loans and net losses on foreclosed real estate to average loans outstanding would have been .77% and 1.04%, respectively. The aggregate loss ratio was higher in 2008 due to net charge-offs and losses incurred on certain home builders. Our construction loan portfolio has declined 23.5%, to $69.2 million at September 30, 2009, compared to $90.5 million at September 30, 2008. Foreclosed real estate is recorded at fair value as of the date of foreclosure less estimated selling costs. Loss on foreclosed real estate is the resulting declining real estate values.

The Bank originates single-family loans with high loan to value ratios exceeding 90 percent. At September 30, 2009 and 2008 these loans amounted to $4.9 million and $6.3 million, respectively. These loans are reviewed quarterly by management to determine whether any probable losses exist, if any, is the result of declines in collateral value.

There were no changes in our nonaccrual or charge-off policies during 2009. Loans are generally placed on nonaccrual status when they become 90 days delinquent, at which time the accrual of interest ceases and the allowance for any uncollectible accrued interest is established and charged against operations. Typically, payments received on a nonaccrual loan are applied to the outstanding principal and interest as determined at the time of collection of the loan. Accrual of interest is resumed on previously classified nonaccrual loans, when there is no longer any reasonable doubt as to the timely collection of interest. We do not presently originate any loans with terms that allow for minimum payments less than the interest accrued on the loan.

The Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. The OTS may require us to make additional provisions for loan losses based on judgments different from ours.

At September 30, 2009, our allowance for loan losses represented 1.13% of total gross loans and 130.28% of nonperforming loans. Nonperforming loans totaled $2.7 million at September 30, 2009 as compared to $8.2 million at September 30, 2008. The allowance for loan losses increased $904,000 from September 30, 2008 to September 30, 2009 due to a provision for loan losses of $1.6 million, an allowance acquired by acquisition of $252,000 and recoveries totaling $18,000, partially offset by charge-offs of loans totaling $935,000. There was no material change in our loss factors used to calculate the allowance from September 30, 2008 to September 30, 2009.

At September 30, 2008, our allowance for loan losses represented 0.94% of total gross loans and 32.04% of nonperforming loans. The allowance for loan losses decreased $378,000 from September 30, 2007 to September 30, 2008 due to a provision for loan losses of $1.9 million and recoveries totaling $137,000, partially offset by charge-offs of loans totaling $2.4 million. There was no material change in our loss factors used to calculate the allowance from September 30, 2007 to September 30, 2008.

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated. Management believes that the allowance can be allocated by category only on an approximate basis. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.

	At September 30,			
	2009		2008	
	Amount	Percent of Loans in Each Category to Total Gross Loans	Amount	Percent of Loans in Each Category to Total Gross Loans
	(Dollars in thousands)			
Real estate – mortgage:				
Single-family, 1-4 units	$ 751	17.44%	$ 143	14.62%
Multi-family, 5 or more units	199	9.32	84	6.23
Real estate construction loans	338	22.09	1,185	32.47
Commercial real estate loans	1,954	39.17	992	36.73
Commercial business loans	273	7.18	218	6.39
Consumer loans	22	4.80	11	3.56
Total allowance for loan losses	$ 3,537	100.00%	$2,633	100.00%

	At September 30,					
	2007		2006		2005	
	Amount	Percent of Loans in Each Category to Total Gross Loans	Amount	Percent of Loans in Each Category to Total Gross Loans	Amount	Percent of Loans in Each Category to Total Gross Loans
	(Dollars in thousands)					
Real estate – mortgage:						
Single-family, 1-4 units	$ 210	15.64%	$ 200	18.48%	$ 268	20.71%
Multi-family, 5 or more units	75	4.57	61	4.52	102	8.20
Real estate construction loans	1,941	47.12	787	43.25	565	42.01
Commercial real estate loans	562	21.44	781	23.13	672	19.74
Commercial business loans	211	6.72	126	4.89	65	2.83
Consumer loans	12	4.51	189	5.73	90	6.51
Total allowance for loan losses	$3,011	100.00%	$2,144	100.00%	$1,762	100.00%

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and our results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with U.S. generally accepted accounting principles, there can be no assurance that regulators, in reviewing our loan portfolio, will not request us to increase our allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

Analysis of Loan Loss Experience. The following table sets forth an analysis of the Bank's allowance for loan losses for the years indicated. Where specific loan loss allowances have been established, any difference between the loss allowance and the amount of loss realized has been charged or credited to income.

	Years Ended September 30,				
	2009	2008	2007	2006	2005
	(Dollars in thousands)				
Balance at beginning of year	$2,633	$3,011	$2,144	$1,762	$2,024
Loans charged-off:					
Single-family 1-4 units	(524)	(438)	(82)	(261)	(482)
Multi-family 5 or more units	—	(24)	—	(113)	—
Real estate construction loans	(333)	(1,365)	(140)	(78)	(19))
Commercial real estate	—	(258)	—	—	—
Commercial business loans	(69)	(307)	(35)	—	—
Consumer loans	(9)	(4)	(10)	(20)	(16)
Total charge-offs	(93)	(2,396)	(267)	(472)	(695)
Recoveries:					
Commercial business loans	—	12	—	—	—
Single-family 1-4 units	11	104	511	—	1
Multi-family 5 or more units	1	—	18	—	—
Real estate construction	4	21	—	1	—
Commercial real estate	1	—	—	—	—
Consumer loans	1	—	3	1	2
Total recoveries	18	137	532	2	3
Net loans charged-off	$ (91)	$(2,259)	$ 265	$ (470)	$ (692)
Allowance acquired by acquisition	252	—	—	—	—
Provision for loan losses	1,569	1,881	602	852	430
Balance at end of year	$3,537	$2,633	$3,011	$2,144	$1,762
Ratio of allowance for losses to gross loans receivable	1.13%	0.94%	1.13%	0.93%	0.93%
Ratio of net loan charge-offs (recoveries) to average loans outstanding during the year	0.31%	0.91%	(0.12)%	0.25%	0.40%

Interest Rate Risk Management. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings. To reduce the potential volatility of our earnings, we have sought to provide a better match between the interest rate sensitivity of our assets and liabilities. In particular, the strategies utilized by the Bank are intended to stabilize net interest income for the long term by protecting its interest rate spread against increases in interest rates. Such strategies include the origination for portfolio of one-year, adjustable-rate mortgage loans secured by one- to four-family residential real estate and the origination of other loans with greater interest rate sensitivities than long-term, fixed-rate residential mortgage loans. Asset/liability management in the form of structuring the maturity or repricing of cash instruments provides greater flexibility to adjust exposure to interest rates. During periods of high interest rates, management believes it is prudent to offer competitive rates on short-term deposits and less competitive rates for long-term liabilities. This posture allows the Bank to benefit quickly from declines in interest rates. Likewise, offering more competitive rates on long-term deposits during the low interest rate periods allows the Bank to extend the repricing and/or maturity of its liabilities thus reducing its exposure to rising interest rates. We currently do not participate in hedging programs, interest rate swaps or other activities involving the use of derivative financial instruments.

We have an Asset/Liability Management ("ALCO") Committee, which includes members of management, to communicate, coordinate and control all aspects involving asset/liability management. The committee establishes and monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.

Net Portfolio Value Simulation Analysis. We use an interest rate sensitivity analysis prepared by the OTS to review our level of interest rate risk. This analysis measures interest rate risk by computing changes in net portfolio value of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 50 to 300 basis point increase or 50 to 100 basis point decrease in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement. We measure interest rate risk by modeling the changes in net portfolio value over a variety of interest rate scenarios. The following table, which is based on information that we provide to the OTS, presents the change in our net portfolio value at September 30, 2009 that would occur in the event of an immediate change in interest rates based on OTS assumptions, with no effect given to any steps that we might take to counteract that change.

Change in Interest Rates (In Basis Points)	Estimated Net Portfolio Value			Net Portfolio Value as a Percentage of Portfolio Value of Assets	
	Amount	Change	% Change	NPV Ratio	BP Change
	(Dollars in thousands)				
+300	$52,561	$(3,171)	(6)%	13.07%	(54)%
+200	53,926	(1,806)	(3)	13.32	(29)
+100	54,987	(745)	(1)	13.50	(11)
+50	55,342	(390)	(1)	13.55	(6)
0	55,732	—	—	13.61	—
(50)	55,912	180	—	13.62	1
(100)	55,925	193	—	13.60	(1)

The OTS uses certain assumptions in assessing the interest rate risk of savings associations. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments, maturities and sales of securities and borrowings from the Federal Home Loan Bank of Des Moines. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.

We regularly adjust our investments in liquid assets based upon our assessment of expected loan demand, expected deposit flows, yields available on interest-earning deposits and securities and the objectives of our asset/liability management policy.

Our most liquid assets are cash and cash equivalents. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. At September 30, 2009, cash and cash equivalents amounted to $26.5 million. Securities classified as available for sale, which provide additional sources of liquidity, totaled $20.8 million at September 30, 2009. In addition, at September 30, 2009, we had the ability to borrow an additional amount of approximately $13.2 million from the Federal Home Loan Bank of Des Moines, in the form of available overnight lines of credit. On that date, we had $8.0 million in overnight advances outstanding.

At September 30, 2009, we had $27.3 million in loan commitments outstanding, which included $7.0 million in undisbursed loans and $12.3 million in unused lines of credit. Certificates of deposit due within one year of September 30, 2009 totaled $108.4 million, or 79.2% of certificates of deposit. We believe the large percentage of certificates of deposit that mature within one year reflects customers' hesitancy to invest their funds for long periods in the current interest rate environment. If these maturing deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before September 30, 2010. We believe, however, based on past experience that a significant portion of our certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

Our primary investing activities are the origination and purchase of loans and the purchase of securities. Our primary financing activities consist of activity in deposit accounts and Federal Home Loan Bank advances. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive and to increase core deposit relationships. We offer promotional rates on certain deposit products to attract deposits.

The following table presents our primary cash flows from investing and financing activities during the years indicated.

	Years Ended September 30,		
	2009	2008	2007
		(In thousands)	
Investing activities:			
Net change in loans receivable	$(30,729)	$(32,978)	$(35,402)
Purchases of securities (1)	(255)	(448)	(16,946)
Proceeds from calls, maturities and principal repayments of securities (1)	9,555	10,583	10,579
Proceeds from sales of securities (1)	11,284	17,743	—
Financing activities:			
Increase (decrease) in deposits	22,475	(32,542)	53,835
Increase (decrease) in Federal Home Loan Bank advances	(100)	42,810	(7,633)
Repurchase of common stock	(2,468)	(8,633)	(1,400)

(1) Includes mortgage-backed securities.

Capital Management. We are subject to various regulatory capital requirements administered by the OTS, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At September 30, 2009, the Bank exceeded all of its regulatory capital requirements. The Bank is considered "well capitalized" under regulatory guidelines.

Off-Balance Sheet Arrangements. In the normal course of operations, we engage in a variety of financial transactions that, in accordance with U.S. generally accepted accounting principles, are not recorded in our consolidated financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments and lines of credit. For information about our loan commitments and unused lines of credit, see note 15 of the notes to consolidated financial statements. We currently have no plans to engage in hedging activities in the future.

For the year ended September 30, 2009, we engaged in no off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Impact of Recent Accounting Pronouncements

The impact of recent accounting pronouncements is discussed in note 1 of the notes to consolidated financial statements included herewith.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

This item is not applicable as the Company is a smaller reporting company.

Item 8. Financial Statements and Supplementary Data

The information required by this item is included herein beginning on page F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A(T). Controls and Procedures

(a) Disclosure Controls and Procedures

The Company's management, including the Company's principal executive officer and principal financial officer, have evaluated the effectiveness of the Company's "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"). Based upon their evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that the Company files or submits under the Exchange Act with the Securities and Exchange Commission (the "SEC") (1) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Internal Control Over Financial Reporting

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Liberty Bancorp, Inc. (the "Company") is responsible for the preparation, integrity, and fair presentation of the consolidated financial statements included in this annual report. The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, as such, include some amounts that are based on the best estimates and judgments of management.

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. This internal control system is designed to provide reasonable assurance to management and the Board of Directors regarding the reliability of the Company's financial reporting and the preparation and presentation of financial statements for external reporting purposes in conformity with accounting principles generally accepted in the United States of America, as well as to safeguard assets from unauthorized use or disposition. The system of internal control over financial reporting is evaluated for effectiveness by management and tested for reliability through a program of internal audit with actions taken to correct potential deficiencies as they are identified. Because of inherent limitations in any internal control system, no matter how well designed, misstatements due to error or fraud may occur and not be detected, including the possibility of the circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, internal control effectiveness may vary over time.

Management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2009 based upon criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment and on the forgoing criteria, management has concluded that, as of September 30, 2009, the Company's internal control over financial reporting is effective.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

/s/ Brent M. Giles
Brent M. Giles
President and Chief Executive Officer

/s/ Marc J. Weishaar
Marc J. Weishaar
Chief Financial Officer

(c) Changes to Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the three months ended September 30, 2009 that have materially affected, or are reasonable likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Directors

The information relating to the directors of the Company is incorporated herein by reference to the section captioned *"Proposal I — Election of Directors"* in the Proxy Statement for the Company's 2010 Annual Meeting of Stockholders (the "Proxy Statement").

Executive Officers

The information regarding the Company's executive officers is incorporated herein by reference to Part I, Item 1, *"Business — Executive Officers"* of this Annual Report on Form 10-K.

Corporate Governance

Information regarding the Company's Audit Committee and Audit Committee financial expert is incorporated herein by reference to the section captioned *"Corporate Governance—Committees of the Board of Directors"* in the Proxy Statement.

Compliance with Section 16(a) of the Exchange Act

Information regarding compliance with Section 16(a) of the Exchange Act, the cover page to this Annual Report on Form 10-K and the section captioned *"Other Information Relating to Directors and Executive Officers—Section 16(a) Beneficial Ownership Reporting Compliance"* in the Proxy Statement are incorporated herein by reference.

Code of Ethics

The Company has adopted a Code of Ethics and Business Conduct that is designed to ensure that the Company's directors, executive officers and employees meet the highest standards of ethical conduct. See Exhibit 14.0 to this Annual Report on Form 10-K.

Item 11. Executive Compensation

The information contained under the sections captioned *"Executive Compensation"* and *"Director Compensation"* in the Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

(a) Security Ownership of Certain Beneficial Owners

The information required by this item is incorporated herein by reference to the section captioned *"Stock Ownership"* in the Proxy Statement.

(b) Security Ownership of Management

The information required by this item is incorporated herein by reference to the section captioned *"Stock Ownership"* in the Proxy Statement.

(c) Changes In Control

Management of the Company is not aware of any arrangements, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the Company.

(d) Equity Compensation Plan Information

The following table sets forth information as of September 30, 2009 about Company common stock that may be issued under the Liberty Bancorp, Inc. 2007 Equity Incentive Plan.

Plan Category	(a) Number of securities to be issued upon the exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	208,550	$11.05	16,290
Equity compensation plans not approved by security holders	—		—
Total	208,550	$11.05	16,290

Item 13. Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions

The information relating to certain relationships and related transactions is incorporated herein by reference to the section captioned *"Other Information Relating to Directors and Executive Officers—Transactions with Related Persons"* in the Proxy Statement.

Corporate Governance

The information regarding director independence is incorporated herein by reference to the section captioned *"Proposal 1—Election of Directors"* in the Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated herein by reference to the section captioned *"Independent Registered Public Accounting Firm—Fees Paid to Independent Registered Public Accounting Firm"* in the Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) The financial statements filed as a part of this report are as follows:

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of September 30, 2009 and 2008
Consolidated Statements of Earnings for the Years Ended September 30, 2009 and 2008
Consolidated Statements of Comprehensive Earnings for the Years Ended September 30, 2009 and 2008
Consolidated Statements of Stockholders' Equity for the Years Ended September 30, 2009 and 2008
Consolidated Statements of Cash Flows for the Years Ended September 30, 2009 and 2008
Notes to Consolidated Financial Statements

(2) All schedules are omitted as the required information either is not applicable or is included in the financial statements or related notes.

(3)

Exhibits	Description
3.1	Articles of Incorporation of Liberty Bancorp, Inc. (1)
3.2	Amended and Restated Bylaws of Liberty Bancorp, Inc. (2)
4	Specimen Stock Certificate of Liberty Bancorp, Inc. (1)
10.1*	Amended and Restated Liberty Bancorp, Inc./BankLiberty Three-Year Employment Agreement with Brent Giles, dated December 17, 2008 (3)
10.2*	Amended and Restated BankLiberty Two-Year Change in Control Agreement with Mark E. Hecker, dated December 17, 2008 (3)
10.3*	Amended and Restated BankLiberty Two-Year Change in Control Agreement with Marc J. Weishaar, dated December 17, 2008 (3)
10.4*	BankLiberty Directors' Retirement Plan (1)
10.5*	Liberty Bancorp, Inc. 2003 Incentive Equity and Deferred Compensation Plan, as Amended and Restated (4)
10.6*	Liberty Bancorp, Inc. 2007 Equity Incentive Plan (5)
14	Code of Ethics (6)
21	Subsidiaries
23	Consent of Michael Trokey & Company, P.C.
31.1	Rule 13a-14 Certification of Chief Executive Officer
31.2	Rule 13a-14 Certification of Chief Financial Officer
32	Section 1350 Certifications

* Management contract or compensatory plan, contract or arrangement.
(1) Incorporated by reference to Company's Registration Statement on Form S-1, as amended (File No. 333-133849), initially filed on May 5, 2006.
(2) Incorporated by reference to the Company's Form 8-K filed on November 28, 2007.
(3) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2008, filed on February 17, 2009.
(4) Incorporated by reference to the Company's Form S-8 filed on August 14, 2006.
(5) Incorporated by reference to the Company's Form S-8 filed on February 8, 2007.
(6) Incorporated by reference to the Company's 2006 Annual Report on Form 10-K, as amended, initially filed on December 26, 2006.

MICHAEL TROKEY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
10411 CLAYTON ROAD
ST. LOUIS, MISSOURI 63131

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
Liberty Bancorp, Inc.
Liberty, Missouri

We have audited the accompanying consolidated balance sheets of Liberty Bancorp, Inc. and subsidiary ("the Company") as of September 30, 2009 and 2008 and the related consolidated statements of earnings, comprehensive earnings, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Liberty Bancorp, Inc. and subsidiary as of September 30, 2009 and 2008, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management's assertion about the effectiveness of the Company's internal control over financial reporting as of September 30, 2009, included in the accompanying management's annual report on internal control over financial reporting and, accordingly, we do not express an opinion thereon.

Michael Trokey + Company, P.C.

St. Louis, Missouri
December 21, 2009

LIBERTY BANCORP, INC.

Consolidated Balance Sheets

September 30, 2009 and 2008

Assets		2009		2008
Cash and due from banks	$	26,512,327	$	5,274,603
Federal funds sold		–		2,810,000
Total cash and cash equivalents		26,512,327		8,084,603
Securities available for sale - at market value (amortized cost of $19,988,207 and $25,681,057, respectively)		20,764,176		26,053,420
Mortgage-backed securities – available for sale, at market value (amortized cost of $8,822,806 and $14,007,011, respectively)		8,956,810		13,989,151
Stock in Federal Home Loan Bank ("FHLB") of Des Moines		3,910,100		3,576,300
Loans receivable, net of allowance for loan losses of $3,536,837 and $2,633,298, respectively		302,246,097		256,713,257
Loans held for sale		459,270		877,246
Premises and equipment, net		12,702,627		9,790,337
Bank-owned life insurance ("BOLI")		8,975,562		8,538,528
Foreclosed real estate, net		2,822,423		4,936,355
Accrued interest receivable		1,557,970		1,640,478
Goodwill		1,191,603		–
Core deposit intangible, net		865,333		–
Deferred tax asset		738,360		1,279,570
Other assets		695,180		705,649
Total assets	$	392,397,838	$	336,184,894
Liabilities and Stockholders' Equity				
Deposits	$	276,203,274	$	219,763,837
Accrued interest payable on deposits		307,911		297,656
Advances from FHLB of Des Moines		69,140,862		69,240,870
Securities sold under agreement to repurchase		547,019		812,500
Advances from borrowers for taxes and insurance		1,079,264		864,268
Other liabilities		1,334,817		1,196,659
Total liabilities		348,613,147		292,175,790
Commitments and contingencies				
Stockholders' equity:				
Preferred stock, $0.01 par value; 1,000,000 shares authorized; shares issued and outstanding – none		–		–
Common stock, $0.01 par value; 20,000,000 shares authorized; 4,761,712 shares issued		47,617		47,617
Treasury stock, at cost, 1,139,837 and 825,002 shares at September 30, 2009 and 2008, respectively		(11,100,506)		(8,632,753)
Additional paid-in capital		32,600,040		32,320,258
Common stock acquired by ESOP		(268,805)		(474,634)
Accumulated other comprehensive earnings, net		640,636		292,484
Retained earnings - substantially restricted		21,865,709		20,456,132
Total stockholders' equity		43,784,691		44,009,104
Total liabilities and stockholders' equity	$	392,397,838	$	336,184,894

See accompanying notes to consolidated financial statements.

LIBERTY BANCORP, INC.

Consolidated Statements of Earnings

Years Ended September 30, 2009 and 2008

	2009	2008
Interest income:		
Loans receivable	$ 18,255,137	$ 17,355,934
Mortgage-backed securities	497,239	705,131
Securities - taxable	687,244	1,416,150
Securities - non-taxable	515,185	536,110
Other interest - earning assets	3,871	143,261
Total interest income	19,958,676	20,156,586
Interest expense:		
Deposits	5,109,490	7,321,062
Securities sold under agreement to repurchase	24,868	57,834
Advances from FHLB of Des Moines	1,484,145	2,005,534
Total interest expense	6,618,503	9,384,430
Net interest income	13,340,173	10,772,156
Provision for loan losses	1,568,912	1,881,175
Net interest income after provision for loan losses	11,771,261	8,890,981
Noninterest income:		
Loan service charges	87,358	63,632
Gain on sale of loans	437,059	318,634
Gain on sale of securities available for sale	54,293	135,303
Gain on sale of MBSs available for sale	51,620	—
Other-than-temporary impairment ("OTTI") loss on equity security	(113,126)	—
Change in cash surrender value of BOLI	437,034	437,336
Deposit account service charges	1,296,688	1,168,913
Total noninterest income	2,250,926	2,123,818
Noninterest expense:		
Compensation and benefits	5,101,735	4,445,981
Occupancy expense	910,844	673,323
Equipment and data processing expense	1,223,851	930,917
Operations from foreclosed real estate, net	1,540,466	361,994
FDIC premium expense	550,000	134,795
Professional and regulatory services	568,112	434,083
Advertising	313,555	250,486
Correspondent banking charges	125,640	233,664
Supplies	183,323	136,320
Amortization of core deposit intangible	190,667	—
Other	867,297	785,708
Total noninterest expense	11,575,490	8,387,271
Earnings before income taxes	2,446,697	2,627,528
Income taxes:		
Current	741,000	639,000
Deferred	(70,000)	67,000
Total income taxes	671,000	706,000
Net earnings	$ 1,775,697	$ 1,921,528
Basic earnings per share	$ 0.50	$ 0.48
Diluted earnings per share	$ 0.49	$ 0.47

See accompanying notes to consolidated financial statements.

LIBERTY BANCORP, INC.

Consolidated Statements of Comprehensive Earnings

Years Ended September 30, 2009 and 2008

	2009	2008
Net earnings	$ 1,775,697	$ 1,921,528
Other comprehensive earnings:		
Unrealized gains on securities and mortgage-backed securities available for sale, net:		
Reclassification adjustment for gains included in earnings, net of tax of $(62,423) and $(47,356), respectively	(43,490)	(87,947)
Reclassification adjustment of OTTI loss, net of tax of $0	113,126	—
Unrealized gains arising during the year, net of tax of $160,902 and $218,673, respectively	290,374	406,107
Decrease in unrealized gain on benefit plans, net of tax of $6,385 and $7,031, respectively	(11,858)	(13,057)
Comprehensive earnings	$ 2,123,849	$ 2,226,631

See accompanying notes to consolidated financial statements.

LIBERTY BANCORP, INC.

Consolidated Statements of Stockholders' Equity

Years Ended September 30, 2009 and 2008

	Common Stock	Treasury Stock	Additional Paid-In Capital	Common Stock Acquired by ESOP	Retained Earnings	Accumulated Other Comprehensive Earnings, Net	Total Stockholders' Equity
Balance at September 30, 2007	$ 47,612	$ -	$ 31,923,289	$ (701,309)	$ 18,937,560	$ (12,619)	$ 50,194,533
Shares issued under stock-based incentive plan, 525 shares	5	-	4,342	-	-	-	4,347
Treasury stock, 825,002 shares	-	(8,632,753)	-	-	-	-	(8,632,753)
Amortization of ESOP award	-	-	69,703	226,675	-	-	296,378
Amortization of stock awards	-	-	246,588	-	-	-	246,588
Amortization of stock option grants	-	-	75,347	-	-	-	75,347
Unrealized gain on securities available for sale, net	-	-	-	-	-	318,160	318,160
Decrease in unrealized gain on benefit plans, net	-	-	-	-	-	(13,057)	(13,057)
Other contributed capital	-	-	989	-	-	-	989
Cash dividends of $.10 per share	-	-	-	-	(402,956)	-	(402,956)
Net earnings	-	-	-	-	1,921,528	-	1,921,528
Balance at September 30, 2008	$ 47,617	(8,632,753)	32,320,258	(474,634)	20,456,132	292,484	44,009,104
Treasury stock, 314,835 shares	-	(2,467,753)	-	-	-	-	(2,467,753)
Amortization of ESOP award	-	-	(16,790)	205,829	-	-	189,039
Amortization of stock awards	-	-	249,977	-	-	-	249,977
Amortization of stock option grants	-	-	46,595	-	-	-	46,595
Unrealized gain on securities available for sale, net	-	-	-	-	-	360,010	360,010
Decrease in unrealized gain on benefit plans, net	-	-	-	-	-	(11,858)	(11,858)
Cash dividends of $.10 per share	-	-	-	-	(366,120)	-	(366,120)
Net earnings	-	-	-	-	1,775,697	-	1,775,697
Balance at September 30, 2009	$ 47,617	$ (11,100,506)	$ 32,600,040	$ (268,805)	$ 21,865,709	$ 640,636	$ 43,784,691

See accompanying notes to consolidated financial statements.

LIBERTY BANCORP, INC.

Consolidated Statements of Cash Flows

Years Ended September 30, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net earnings	$ 1,775,697	$ 1,921,528
Adjustments to reconcile net earnings to net cash provided by (used for) operating activities:		
Depreciation expense	684,417	570,422
Amortization of core deposit intangible	190,667	–
ESOP expense	189,039	296,378
Incentive Plan expense	296,572	321,935
Amortization of premiums (discounts) on investments, net	(55,810)	(21,141)
Amortization of premiums on loans	65,333	–
Amortization of deferred loan fees, net	(91,555)	(279,263)
Provision for loan losses	1,568,912	1,881,175
Loans held for sale - originated	(35,482,786)	(24,739,010)
Loans held for sale - proceeds from sale	36,337,821	24,899,484
Loss on foreclosed real estate, net	1,341,181	310,572
Gain on sale of securities available for sale	(54,293)	(135,303)
Gain on sale of mortgage-backed securities available for sale	(51,620)	–
Other-than-temporary impairment loss on equity security	113,126	–
Gain on sale of loans	(437,059)	(318,634)
Change in cash surrender value of BOLI	(437,034)	(437,336)
Decrease (increase) in:		
Accrued interest receivable	293,371	415,336
Other assets	400,415	(490,826)
Deferred tax assets	(292,718)	67,000
Decrease in:		
Accrued interest on deposits and other liabilities	(120,139)	(559,222)
Accrued income taxes	–	(88,308)
Net cash provided by (used for) operating activities	6,233,537	3,614,787
Cash flows from investing activities:		
Net change in loans receivable	(30,729,060)	(32,977,909)
Securities available for sale:		
Purchased	(254,698)	(448,061)
Proceeds from sales	11,283,720	17,743,207
Proceeds from maturity or call	4,105,000	4,935,000
Principal collections	5,449,916	5,648,258
Purchase of stock in FHLB of Des Moines	(678,000)	(2,513,071)
Redemption of stock in FHLB of Des Moines	412,500	467,971
Proceeds from the sale of foreclosed real estate, net	5,169,454	3,399,609
Purchase of premises and equipment	(821,580)	(1,615,913)
Cash paid in acquisition of KLT Bancshares, Inc., net	(1,164,119)	–
Net cash provided by (used for) investing activities	$ (7,226,867)	(5,360,909)

(Continued)

LIBERTY BANCORP, INC.

Consolidated Statements of Cash Flows

Years Ended September 30, 2009 and 2008

(Continued)

	2009	2008
Cash flows from financing activities:		
Net increase (decrease) in deposits	$ 22,475,316	(32,541,645)
Increase (decrease) in advances from borrowers for taxes and insurance	145,100	(41,338)
Proceeds from advances from the FHLB	597,766,000	1,156,350,000
Repayment of advances from the FHLB	(597,866,008)	(1,113,539,524)
Securities sold under agreement to repurchase:		
Proceeds	10,145,371	10,662,300
Repayments	(10,410,852)	(11,070,984)
Proceeds from exercise of stock options	—	4,347
Repurchase of common stock	(2,467,753)	(8,632,753)
Other contributed capital	—	989
Cash dividends	(366,120)	(402,956)
Net cash provided by (used for) financing activities	19,421,054	788,436
Net increase (decrease) in cash and cash equivalents	18,427,724	(957,686)
Cash and cash equivalents at beginning of year	8,084,603	9,042,289
Cash and cash equivalents at end of year	$ 26,512,327	$ 8,084,603
Supplemental disclosures of cash flow information:		
Cash paid (received) during the year for:		
Interest on deposits	$ 5,315,069	$ 7,624,587
Interest on advances from FHLB of Des Moines	1,489,088	2,016,978
Interest on securities sold under agreement to repurchase	24,868	57,939
Income taxes	864,615	920,655
Real estate acquired in settlement of loans	5,964,750	6,970,665
Loans originated to finance the sale of foreclosed real estate	1,568,047	—
Net cash paid in acquisition of KLT Bancshares, Inc.:		
Cash paid to Farley State Bank shareholders	$ (4,500,000)	$ —
Acquisition costs paid	(251,256)	—
Total cash payments	(4,751,256)	—
Cash and cash equivalents acquired	3,587,137	—
Net cash paid in acquisition	$ (1,164,119)	$ —

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

Liberty Bancorp, Inc. (the "Company" or "Liberty Bancorp") was organized as a Missouri corporation at the direction of BankLiberty, formerly "Liberty Savings Bank, F.S.B." (the "Bank" or "BankLiberty"), in February 2006 to become the holding company for the Bank upon the completion of the "second-step" mutual-to-stock conversion (the "Conversion") of Liberty Savings Mutual Holding Company (the "MHC"). The Conversion was completed on July 21, 2006. As part of the Conversion, the MHC merged into the Bank, thereby ceasing to exist, and Liberty Savings Bank, F.S.B. changed its name to "BankLiberty." A total of 2,807,383 shares of common stock were sold in the stock offering at the price of $10.00 per share. In addition, a total of 1,952,754 shares of common stock were issued to the minority shareholders of the former Liberty Savings Bank, F.S.B. representing an exchange ratio of 3.5004 shares of Company common stock for each share of Liberty Savings Bank, F.S.B. common stock. Fractional shares in the aggregate, or 36 shares, were redeemed for cash. Total shares outstanding after the stock offering and the exchange totaled 4,760,137 shares. Net proceeds of $25.6 million were raised in the stock offering, excluding $1.2 million which was loaned by the Company to a trust for the Employee Stock Ownership Plan (the "ESOP"), enabling it to finance 153,263 shares of common stock in the offering and exchange. Direct offering costs totaled approximately $1.3 million. In addition, as part of the Conversion and dissolution of Liberty Savings Mutual Holding Company, the Bank received approximately $694,000 of cash previously held by the MHC.

Effective for all interim and annual periods ending after September 15, 2009, the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") became the source of authoritative U.S. generally accepted accounting principles ("GAAP") recognized by FASB to be applied to nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants.

Subsequent events have been evaluated through December 21, 2009, which is the date we filed this Form 10-K with the Securities and Exchange Commission.

The following comprise the significant accounting policies, which the Company and Bank follow in preparing and presenting their consolidated financial statements:

a. The consolidated financial statements include the accounts of the Company and its wholly- owned subsidiary, BankLiberty. The Company's principal business is the business of the Bank. All significant intercompany accounts and transactions have been eliminated.

b. For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing funds in other banks with original maturities of three months or less. The Company maintains cash in bank accounts which may exceed federally insured limits. The Company does not believe it is exposed to any significant credit risk. Interest-bearing funds in other banks were $16,820,427 and $1,129,990 at September 30, 2009 and 2008, respectively. A restricted cash account of $560,510 related to clearing of checks was held in a correspondent bank at September 30, 2009 and 2008.

c. Securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity securities and reported at cost, adjusted for amortization of premiums and accretion of discounts over the life of the security using the interest method. Securities not classified as held to maturity securities are classified as available for sale securities and are reported at fair value, with unrealized gains and losses excluded from net earnings and reported as a separate component of stockholders' equity. Unrealized gains on securities net of tax of $326,626 amounted to $583,347 at September 30, 2009. Unrealized gains on securities, net of tax of $131,166, amounted to $223,337 at September 30, 2008. The Company does not purchase securities for trading purposes.

The cost of securities sold is determined by specific identification. Declines in fair value of securities available for sale that are deemed to be other-than-temporary are charged to earnings as a realized loss. In estimating other-than-temporary impairment losses, management of the Company considers the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the Company's intent to sell the security or whether it is more likely than not that it will be required to sell the security before the anticipated recovery of its remaining amortized cost basis and adverse changes to expected cash flows. Stock in the Federal Home Loan Bank of Des Moines ("FHLBDM") is recorded at cost, which represents redemption value. Dividends received on such stock are reported as income. The Bank is a member of the Federal Home Loan Bank system. The required investment in the common stock is based upon a certain percentage of the Bank's assets and FHLB advances.

FHLBDM stock is evaluated for impairment in accordance with FASB ASC 942-325-35, "Financial Services - Depository and Lending – Investments - Other." Determination of whether the FHLBDM stock is impaired is based on the assessment of the ultimate recoverability of cost rather than by recognizing declines in value. The determination of whether a decline affects the ultimate recoverability of costs is influenced by the significance of the decline in net assets compared to the capital of the FHLBDM and the length of time this situation has persisted; the ability of the FHLBDM to make payments required by law or regulation and operating performance; the impact of legislative and regulatory changes on member institutions and customer base and the liquidity position of the FHLBDM.

Management believes that no impairment charge on FHLBDM stock is necessary at September 30, 2009.

Collateralized mortgage obligations ("CMOs") included in mortgage-backed securities are mortgage derivatives and the type owned by the Bank is classified as "low risk" under regulatory guidelines. CMOs are subject to the effects of interest rate risk. The Bank does not purchase CMOs at any significant premium over par value to limit certain prepayment risks.

d. Loans receivable, net are carried at unpaid principal balances, less loans in process, net deferred loan fees, unearned discount and allowance for losses.

Loans originated and held for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. Gain on sale of loans is recognized once title has passed to the purchaser, substantially all risks and rewards of ownership have irrevocably passed to the purchaser and recourse obligations, if any, are minor and can be reasonably estimated.

Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized to interest income over the contractual life of the loan using the interest method.

e. Valuation allowances are established for impaired loans for the difference between the loan amount and the fair value of collateral less estimated selling costs. The Bank considers a loan to be impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement on a timely basis. The types of loans for which impairment is measured include nonaccrual income property loans (excluding those loans included in the homogenous portfolio which are collectively reviewed for impairment), large, nonaccrual single-family loans and troubled debt restructurings. Such loans are generally placed on nonaccrual status at the point deemed uncollectible. Impairment losses are recognized through an increase in the allowance for loan losses. A loan is considered delinquent when a payment has not been made by the contractual due date.

f. Allowances for losses are available to absorb losses incurred on loans and foreclosed real estate held for sale and represent additions charged to expense, less net charge-offs. Loans are charged-off in the period deemed uncollectible. Recoveries of loans previously charged-off are recorded when received. The allowances are evaluated on a regular basis by management and are based on management's periodic review of the collectibility of loans, in light of historical experience, fair value of the underlying collateral, changes in the types and mix of loans originated and prevailing economic conditions.

g. Premises and equipment are carried at cost, less accumulated depreciation. Depreciation of premises and equipment is computed using the straight-line method based on the estimated useful lives of the related assets. Estimated lives are five to forty years for buildings and improvements, and three to ten years for furniture and equipment.

h. Foreclosed real estate is carried at the lower of cost or fair value less estimated selling costs based upon an appraisal or internal valuation of the property. Costs related to improvement of real estate are capitalized. Foreclosed assets also include properties for which the Bank has taken physical possession, even though formal foreclosure proceedings have not taken place.

i. Interest on securities and loans receivable is accrued as earned. Interest on loans receivable contractually delinquent is excluded from income when deemed uncollectible. When a loan is classified as nonaccrual, accrued interest is reversed against current income. Subsequent collection of interest on nonaccrual loans is recorded as income when received or applied to reduce the loan balance. Accrual of interest is resumed on previously classified nonaccrual loans, when there is no longer any reasonable doubt as to the timely collection of interest. Accrued interest receivable as of September 30, 2009 and 2008 is summarized as follows:

	2009	2008
Securities	$ 290,893	$ 426,150
Loans receivable	1,267,077	1,214,328
	$ 1,557,970	$ 1,640,478

j. Bank owned life insurance is carried at the cash surrender value. Changes in the cash surrender value, including interest income, increases and decreases in value and policy expenses, are recognized as a component of noninterest income.

k. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities which will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that will more likely than not be realized. Income tax expense is the tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

We adopted the provisions of FASB ASC 740-10-25, "Income Taxes," effective October 1, 2007. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. No adjustments were recognized for uncertain tax positions at September 30, 2009 or 2008. The Company is subject to U.S. Federal income taxes as well Missouri income taxes and special financial institution taxes. Tax years ending September 30, 2007 through 2009 remain open to examination by these jurisdictions. The Company recognizes interest and penalties related to tax positions in income tax expense. At September 30, 2009, there was no accrual for uncertain tax positions or related interest.

l. Under the measurement provisions of FASB ASC 718-10-30 and FASB ASC 718-10-35, "Compensation – Stock Compensation," compensation expense is recognized based on the fair value of unvested stock awards at the implementation date and new awards granted thereafter, which includes restricted stock and stock options, at the grant date and is recognized on a straight–line basis over the requisite service period. The fair value of stock options is estimated at the date of grant using the Black–Scholes pricing model and related assumptions. The risk–free rate is based on the U.S. Treasury zero–coupon issue with a remaining term equal to the expected term used as an assumption in the model. The expected term is based upon the average of the original contractual term and the vesting term. The expected volatility is based on historical volatility of the Company's stock.

m. For ESOP shares committed to be released, the Bank recognizes compensation expense equal to the average fair value of the shares committed to be released during the period in accordance with the provisions of FASB ASC 718-40-30, "Compensation – Stock Compensation – Employee Stock Ownership Plans."

n. Earnings per share are based upon the weighted-average shares outstanding. ESOP shares, which have been committed to be released, are considered outstanding and stock options to the extent dilutive.

Under the treasury stock method, stock options are dilutive when the average market price of the Company's common stock and effect of any unamortized compensation expense exceeds the option price during the year. In addition, proceeds from the assumed exercise of dilutive stock options and related tax benefit are assumed to be used to repurchase common stock at the average market price during the year.

Following is a summary of basic and diluted earnings per common share for the years ended September 30, 2009 and 2008:

	2009	2008
Net earnings	$ 1,775,697	$ 1,921,528
Weighted-average shares - Basic EPS	3,563,876	4,007,591
Stock options - treasury stock method	40,562	39,468
Weighted-average shares - Diluted EPS	3,604,438	4,047,059
Basic earnings per common share	$ 0.50	$ 0.48
Diluted earnings per common share	$ 0.49	$ 0.47
Anti-dilutive shares	37,184	94,185

o. The following paragraphs summarize recent accounting guidance and references to the FASB ASC :

FASB ASC 810-10-65, "Consolidation," improves the relevance, comparability, and transparency of the financial information that an entity provides in its consolidated financial statements by establishing accounting and reporting standards for a noncontrolling interest or minority interest, the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent.

FASB ASC 805-10-10, "Business Combinations," improves the relevance, representational faithfulness, and comparability of the financial information that an entity provides in its financial reports regarding business combinations and its effects.

The recent accounting guidance in FASB ASC 805 and FASB ASC 810 was adopted October 1, 2009 and did not have a material impact on the Company's financial position or results of operation. At September 30, 2009, the Company did not have a noncontrolling interest.

FASB ASC 815-10-65, "Derivatives and Hedging," requires enhanced disclosures about an entity's derivative and hedging activities and improves the transparency of financial reporting. The recent disclosure guidance in FASB ASC 815 was adopted January 1, 2009 and did not have a material impact on the Company's financial position or results of operation.

The Company adopted recent accounting guidance in FASB ASC 820-10, "Fair Value Measurements and Disclosures," for non-financial assets and liabilities that are not recognized or disclosed at fair value in the financial statements, effective October 1, 2009. The guidance did not have a material impact on the Company's financial condition or results of operation.

Recent accounting guidance in FASB ASC 820-10 provides factors to determine whether there has been a significant decrease in the volume and level of activity for the asset or liability and circumstances that may indicate that a transaction is not orderly. In those instances, adjustments to the transactions or quoted prices may be necessary to estimate fair value with FASB ASC 820-10. This ASC does not apply to Level 1 inputs. The guidance also requires additional disclosures, including inputs and valuation techniques used, and changes thereof, to measure the fair value. The recent guidance included in FASB ASC 820-10 was adopted, effective June 30, 2009, and did not have a material impact on the Company's financial position or results of operation.

Recent accounting guidance in FASB ASC 320-10, "Investments-Debt and Equity Securities," applies to debt securities classified as available-for-sale and held-to-maturity and makes other-than-temporary impairment guidance more operational and improves related presentation and disclosure requirements. This ASC requires that impairment losses related to credit losses will be included in earnings. Impairments related to other factors will be included in other comprehensive earnings, when management asserts it does not have the intent to sell the security and it is not more likely than not that it will have to sell the security before its recovery. The recent accounting guidance in FASB ASC 320-10 was adopted, effective June 30, 2009 and did not have a material impact on the Company's financial position or results of operation.

FASB ASC 805-20, "Identifiable Assets and Liabilities, and Any Noncontrolling Interest," amends and clarifies application issues regarding the initial recognition, measurement, accounting and disclosure of assets and liabilities arising from contingencies in a business combination. FASB ASC 805-20 is effective for business combinations that occur during the first annual reporting period beginning after December 15, 2008. The recent accounting guidance in this ASC was adopted October 1, 2009 and did not have a material impact on the Company's financial position or results of operation.

FASB ASC 855-10, Subsequent Events," establishes principles for accounting for and disclosures for events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The recent accounting guidance in this ASC was adopted June 30, 2009 and did not have a material impact on the Company's financial position or results of operation.

The Company adopted recent guidance in FASB ASC 260-10, "Earnings Per Share," which requires that unvested restricted stock awards that contain non-forfeitable rights to dividends are participating securities and are to be included in the EPS computation using the two-class method, effective October 1, 2009. Prior period EPS data is adjusted retrospectively. The recent guidance is not expected to have a material impact on the Company's basic or diluted earnings per share.

In June 2009, the FASB issued accounting guidance not yet incorporated in the FASB ASC which improves the relevance, representational faithfulness, and comparability of the financial information that an entity provides in its financial reports regarding a transfer of financial assets and its effects. In addition, guidance was issued which improves financial reporting for companies involved with variable interest entities. The Company is currently reviewing the related accounting guidance, which is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2009.

In June 2009, the FASB issued exposure draft of Proposed ASU No. 1700-100, "Credit Quality of Financing Receivables and Allowance for Credit Losses." This proposed ASU would require enhanced disclosures about the allowance for credit losses and the credit quality of financing receivables, disaggregated by portfolio segment or class. The Company is currently reviewing these disclosures, which would be effective beginning with the first interim or annual reporting period ending after December 15, 2009.

In August 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-05, "Fair Value Measurements and Disclosures (Topic 820) – Measuring Liabilities at Fair Value." When a quoted price in an active market for the identical liability is not available, fair value should be measured using the quoted price of an identical liability when traded as an asset; quoted prices for similar liabilities or similar liabilities when traded as assets; or another valuation technique such as the income or market approach. If a restriction exists that presents the transfer of a liability, a separate adjustment related to the restriction is not required when estimating fair value. ASU No. 2009-05 is effective for the first reporting period (including interim periods) beginning after issuance or fourth quarter 2009. The ASC was adopted, effective October 1, 2009, and did not have any material impact on the Company's financial position or results of operation.

In August 2009, the FASB issued exposure draft of Proposed ASU No. 1710-100, "Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements." This proposed ASU provides amendments that would require disclosure of the effect of reasonable possible alternative Level 3 inputs on fair value measurements; transfers in or out of level 1 and 2 inputs; and activity in Level 3 fair value measurements on a gross basis rather than net. In addition, the proposed ASU would clarify existing disclosures related to the level of disaggregation and inputs and valuation techniques. The Company is currently reviewing these disclosures. The level 3 sensitivity disclosures would be effective for interim and annual reporting periods ending after March 15, 2010. All other disclosures would be effective for interim and annual periods ending after December 15, 2009.

(2) Risks and Uncertainties

The Bank is a community oriented financial institution, which provides traditional financial services within the areas it serves. The Bank is engaged primarily in the business of attracting deposits from the general public and using these funds to originate residential real estate loans, commercial business, commercial real estate and consumer loans primarily to customers located in Clay, Clinton, Jackson and Platte Counties of Missouri. Senior management of the Bank monitors the level of net interest income and noninterest income from various products and services. Further, operations of the Bank are managed and financial performance is evaluated on an institution-wide basis. As a result, all of the Bank's operations are considered by management to be aggregated in one reportable operating segment.

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions, which affect the reported amounts of assets and liabilities as of the balance sheet dates and income and expenses for the years covered. Actual results could differ significantly from these estimates and assumptions. Material estimates that are particularly susceptible to significant change in the near term relate to determination of the allowance for loan losses, impairment of securities and the fair value of financial instruments.

The Bank's operations are affected by interest rate risk, credit risk, market risk and regulations by the Office of Thrift Supervision ("OTS"). The Bank is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice more rapidly, or on a different basis, than its interest-earning assets. To better control the impact of changes in interest rates, the Bank has sought to improve the match between asset and liability maturities or repricing periods and rates by emphasizing the origination of adjustable-rate mortgage loans, other loans with greater interest rate sensitivities than long-term, fixed rate loans and maintaining securities and advances from FHLB portfolio primarily with maturities of less than ten years. The Bank is also emphasizing transaction accounts, which are core deposits and are treated favorably in measurement of interest rate risk.

The Bank uses a net market value methodology provided by the OTS to measure its interest rate risk exposure. This exposure is a measure of the potential decline in the net portfolio value of the Bank based upon the effect of an assumed increase or decrease in interest rates in primarily 100 basis point increments. Net portfolio value is the expected net cash flows from the institution's assets, liabilities and off-balance sheet contracts. Credit risk is the risk of default on the Bank's loan portfolio that results from the borrowers' inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Bank. The Bank is subject to periodic examination by regulatory agencies, which may require the Bank to record increases in the allowance based on their evaluation of available information. There can be no assurance that the Bank's regulators will not require further increases to the allowances.

(3) Business Combination

On November 7, 2008, the Company acquired KLT Bancshares, Inc., the parent company of Farley State Bank. Shareholders of Farley State Bank received total merger consideration of $4.5 million, consisting of entirely cash. The Company incurred acquisition costs of approximately $251,000. Fair value adjustments on the assets acquired and liabilities assumed are depreciated or amortized as applicable, over the estimated useful lives of the related assets and liabilities. The core deposit intangible of $1.1 million are amortized over 10.2 years using the double declining balance method. The Company recorded fair value accounting adjustments of $422,000, net of income taxes of $247,000 and core deposit intangibles of $665,000, net of income taxes of $391,000. Based upon Farley State Bank's stockholders' equity of $2.5 million, goodwill amounted to approximately $1.2 million at November 7, 2008. The excess purchase price has been allocated to goodwill and identifiable intangible assets in accordance with current accounting literature. As a result of the acquisition, the Bank will operate two additional full-service offices and expand its market area.

The following table summarizes the assets acquired and liabilities assumed at November 7, 2008, the date of acquisition:

Cash and due from banks	$ 1,353,137
Federal funds sold	2,234,000
Securities available for sale	9,658,286
Federal Home Loan Bank stock	68,300
Loans, net	20,743,173
Premises and equipment, net	2,775,127
Accrued interest receivable	210,863
Goodwill	1,191,603
Core deposit intangible	1,056,000
Other assets	389,946
Total assets acquired	39,680,435
Deposits	33,964,121
Accrued interest payable	215,834
Advances from borrowers for taxes and insurance	69,896
Other liabilities	40,860
Deferred tax liability	638,468
Total liabilities assumed	34,929,179
Purchase price, including acquisition costs	$ 4,751,256

The consolidated statements of earnings for the year ended September 30, 2009 include the results of KLT Bancshares, Inc. from November 8, 2008 through September 30, 2009.

The following pro forma information, including the effects of the purchase accounting adjustments, summarizes the results of operations for the years ended September 30, 2009 and 2008 as though the acquisition had been completed as of the beginning of each year.

	Years Ended September 30, 2009	Years Ended September 30, 2008
Total interest income	$ 20,165,648	$ 22,374,586
Total interest expense	(6,682,118)	(10,226,430)
Net interest income	13,483,530	12,148,156
Provision for loan losses	(1,992,840)	(2,723,175)
Total noninterest income	2,265,315	2,426,818
Total noninterest expense	(11,800,603)	(9,823,271)
Earnings before income taxes	1,955,402	2,028,528
Income taxes	(584,158)	(451,000)
Net earnings	$ 1,371,244	$ 1,577,528
Pro forma basic and diluted earnings per share	$ 0.38	$ 0.39

The pro forma results of operations do not purport to be indicative of the results that would actually have been obtained had the acquisition occurred on the date indicated or which my be obtained in the future.

(4) Securities

Securities are summarized as follows:

	2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Available for sale - debt securities:				
Federal agency obligations	$ 9,950,308	$ 600,055	$ –	$ 10,550,363
State and municipal obligations	9,765,909	348,672	(199,957)	9,914,624
Agency mortgage-backed securities	8,822,806	134,812	(808)	8,956,810
	28,539,023	1,083,539	(200,765)	29,421,797
Available for sale - equity securities	271,990	27,199	–	299,189
	$ 28,811,013	$ 1,110,738	$ (200,765)	$ 29,720,986
Weighted-average rate	4.62%			

	2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Available for sale - debt securities:				
Federal agency obligations	$ 13,422,143	$ 480,901	$ –	13,903,044
State and municipal obligations	11,714,464	46,438	(82,041)	11,678,861
Agency mortgage-backed securities	14,007,011	35,110	(52,970)	13,989,151
	39,143,618	562,449	(135,011)	39,571,056
Available for sale - equity securities	544,450	–	(72,935)	471,515
	$ 39,688,068	$ 562,449	$ (207,946)	$ 40,042,571
Weighted-average rate	4.56 %			

During 2009, the Company sold a portion of one equity security, recognizing a loss of $72,440, which is included in gain on sale of securities available for sale. In addition, the Company determined that an other-than–temporary impairment loss was required on the remaining investment in accordance with FASB ASC 320-10, "Investments – Debt and Equity Securities." The Company's assessment considered the duration and severity of the unrealized losses, the financial condition and near term prospects of the issuer, the ability to recover its initial cost basis within a reasonable period of time and adverse changes to expected cash flows.

Based on these factors, the Company recorded an other-than-temporary impairment loss on the equity security of $113,126. At September 30, 2009, the carrying value of the equity security was $299,189.

Weighted-average rates are based on the coupon rate at the balance sheet dates. Actual yields are expected to be lower and is affected by prepayments and related premium amortization. At September 30, 2009 and 2008, mortgage-backed securities included adjustable-rate mortgage loans of $3,775,929 and $4,815,649, respectively. Mortgage-backed securities pledged to secure certain deposits were $4,264,967 at September 30, 2009.

Securities having a continuous unrealized loss position for less than twelve months or twelve months or longer are as follows:

	Less than 12 Months		12 Months or Longer		Total	
September 30, 2009	Market Value	Unrealized Loss	Market Value	Unrealized Loss	Market Value	Unrealized Loss
Available for sale - debt securities:						
State and municipal obligations	$ —	$ —	$ 3,117,032	$ (199,957)	$ 3,117,032	$ (199,957)
Agency mortgage-backed securities	—	—	874,259	(808)	874,259	(808)
	$ —	$ —	$ 3,991,291	$ (200,765)	$ 3,991,291	$ (200,765)
September 30, 2008						
Available for sale- debt securities:						
State and municipal obligations	$ —	$ —	$ 4,773,162	$ (82,041)	$ 4,773,162	$ (82,041)
Agency mortgage-backed securities	—	—	9,125,713	(52,970)	9,125,713	(52,970)
Available for sale- equity securities	130,279	(19,548)	341,236	(53,387)	471,515	(72,935)
	$ 130,279	$ (19,548)	$ 14,240,111	$ (188,398)	$ 14,370,390	$ (207,946)

The Company believes unrealized losses are related to changes in market interest rates and not the credit quality of the issuers.

State and Municipal Obligations (5 issues). The unrealized losses on the Company's state and municipal obligations were caused primarily by changes in interest rates and not credit quality. One state and municipal obligation had an unrealized loss of $193,000 and represented approximately 97% of the total unrealized loss on such securities. Management of the Company does not intend to sell the securities and it is not more likely than not that the Company will be required to sell the securities before recovery of their amortized cost basis, which may be upon maturity. Accordingly, the Company did not consider the unrealized losses on those securities to be other-than-temporary impaired credit related losses at September 30, 2009.

Four state and municipal obligations amounting to $560,000 had a credit rating of A or better. One state and municipal obligation of $2.6 million was not rated.

Mortgage-backed Securities (3 issues). The unrealized losses on the Company's mortgage-backed securities and agency collateralized mortgage obligation were caused primarily by changes in interest rates and not credit quality. Management of the Company does not intend to sell the securities and it is not more likely than not that the Company will be required to sell the securities before recovery of their amortized cost basis, which may be upon maturity. Accordingly, the Company did not consider the unrealized losses on those securities to be other-than-temporary impaired credit related losses at September 30, 2009.

Maturities of debt securities at September 30, 2009 are summarized as follows:

	Available for Sale	
	Amortized Cost	Market Value
Due within one year	$ 2,250,669	$ 2,309,230
Due after one through five years	10,084,748	10,757,411
Due after five through ten years	2,903,310	3,052,066
Due after ten years	4,477,490	4,346,280
	19,716,217	20,464,987
Agency mortgage-backed securities	8,822,806	8,956,810
	$ 28,539,023	$ 29,421,797

At September 30, 2009, securities with a carrying value of approximately $5,137,802 are callable at the discretion of the issuer prior to the maturity date. Securities in the amount of $15,228,408 were pledged to secure certain deposits at September 30, 2009.

Gross proceeds, gross realized gains and gross realized losses from sales of available for sale securities were $11,283,720, $255,163 and $149,250, respectively for the year ended September 30, 2009. Gross proceeds, gross realized gains and gross realized losses from sales of available for sale securities were $17,743,207, $135,303 and $0, respectively, for the year ended September 30, 2008.

(5) Loans Receivable, Net

Loans receivable, net are summarized as follows:

	2009	2008
Real estate loans:		
Single-family, 1-4 units	$ 54,600,743	$ 40,727,01
Multi-family, 5 or more units	29,195,176	17,368,03
Construction	69,173,527	90,482,09
Commercial	122,627,930	102,363,96
Commercial business loans	22,471,956	17,805,11
Consumer loans	15,022,844	9,919,97
	313,092,176	278,666,20
Allowance for losses	(3,536,837)	(2,633,298
Loans in process	(7,032,403)	(19,027,587
Unearned discounts	(13,068)	(13,068
Deferred loan fees, net	(263,771)	(278,996
	$ 302,246,097	$ 256,713,25
Weighted-average rate	6.33%	6.46%

Adjustable-rate loans included in the loan portfolio amounted to $106,670,009 and $96,031,839 at September 30, 2009 and 2008, respectively. Loans serviced for the benefits of others amounted to $14,050,318 and $10,742,912 at September 30, 2009 and 2008, respectively.

Real estate construction loans are secured by the following:

	2009	2008
Single-family, spec	$ 9,055,528	$ 13,247,325
Single-family, custom built	6,764,889	6,346,275
Multi-family, 5 or more units	2,610,000	821,090
Development	13,620,379	36,669,828
Commercial	37,122,731	33,397,581
	$ 69,173,527	$ 90,482,099

Following is a summary of activity in allowance for loan losses:

	2009	2008
Balance, beginning of year	$ 2,633,298	$ 3,010,904
Loan charge-offs	(935,777)	(2,395,909)
Loan recoveries	18,275	137,128
Allowance acquired by acquisition	252,129	–
Provision charged to expense	1,568,912	1,881,175
Balance, end of year	$ 3,536,837	$ 2,633,298

A summary of nonperforming loans follows:

	2009	2008
Nonaccrual loans	$ 67,123	$ 8,218,713
Accruing loans past due 90 days or more	–	–
Impaired loans	2,648,065	–
Total nonperforming loans	$ 2,715,188	$ 8,218,713
Allowance for losses on nonperforming loans	$ 315,858	$ 437,523
Nonperforming loans with no allowance for loan losses	$ –	$ –
Average balance of nonperforming loans	$ 2,859,948	$ 4,598,203
Interest income that would have been recognized	$ 18,861	$ 150,281
Interest income recognized	$ 3,166	$ 8,831

The Bank originates single-family loans with high loan to value ratios exceeding 90 percent. At September 30, 2009 and 2008 these loans amounted to $4,914,038 and $6,263,049, respectively.

Following is a summary of loans to directors, executive officers and associates of such persons in excess of $60,000 in the aggregate for the year ended September 30, 2009:

Balance, beginning of year	$	575,409
Additions		—
Repayments		(490,378)
Balance, end of year	$	85,031

These loans were made on substantially the same terms as those prevailing at the time for comparable transactions with unaffiliated persons.

(6) Premises and Equipment, Net

Premises and equipment, net are summarized as follows:

		2009		2008
Land	$	3,717,466	$	2,430,041
Land for future branch location		—		600,000
Office buildings		8,964,933		6,665,992
Furniture and equipment		4,754,255		3,563,844
Building-in-progress		—		580,070
		17,436,654		13,839,947
Less accumulated depreciation		4,734,027		4,049,610
	$	12,702,627	$	9,790,337

Depreciation expense for 2009 and 2008 was $684,417 and $570,422, respectively.

The Bank leases the land for one branch office located in Kansas City. The lease expires in November 2021. The Bank has four successive options to extend the lease term for five years each and a fifth option for a three year period. Rent expense for both 2009 and 2008 amounted to $91,622. Future minimum lease payments are summarized as follows:

October 1, 2009 to September 30, 2010	$ 91,622
October 1, 2010 to September 30, 2011	92,386
October 1, 2011 to September 30, 2012	100,784
October 1, 2012 to September 30, 2013	100,784
October 1, 2013 to September 30, 2014	100,784
After September 30, 2014	722,287
	$ 1,208,647

(7) Foreclosed Real Estate, Net

Foreclosed real estate, net is summarized as follows:

	2009	2008
Foreclosed real estate	$ 2,822,423	$ 4,936,355
Allowance for losses	–	–
	$ 2,822,423	$ 4,936,355

Foreclosed real estate at September 30, 2009 included six one-to-four family properties, one one-to-four family construction property, one multi-family property, one land development property, one commercial retail property, three residential lots and two commercial lots.

Following is a summary of activity in allowance for losses:

	2009	2008
Balance, beginning of year	$ –	$ –
Gain on sale	23,932	53,183
Charge-offs	(1,365,113)	(363,755)
Provision charged to expense	1,341,181	310,572
Balance, end of year	$ –	$ –

(8) Goodwill and Core Deposit Intangible, Net

Goodwill was recognized in connection with the acquisition of KLT Bancshares, Inc., the parent company of Farley State Bank, in November 2008. Under FASB ASC 350, "Intangibles - Goodwill and Other," goodwill is tested for impairment annually or more frequently, if necessary, utilizing a two-step methodology.

The first step requires that the Company compare the fair value of a reporting unit with its carrying amount. If the fair value of the reporting unit exceeds the carrying value, goodwill is not impaired. If the carrying value exceeds the fair value of the reporting unit, the second step is performed to determine the amount of impairment, if any. The second step compares the implied value of the reporting unit's goodwill with the carrying amount of such goodwill. The implied value of goodwill is the excess of the fair value of the reporting unit over the aggregate fair values of the individual assets, liabilities and identifiable assets as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit.

Management determined that the Bank is the reporting unit for purposes of evaluating goodwill. Under the first step, the fair value of the reporting unit was determined using recent deal metrics obtained from comparable banks from an independent third party, including deal value to total assets, deal value to tangible book value, deal value to last twelve months net earnings and a control premium.

After weighting each valuation approach, the fair value of the Bank was determined to exceed the carrying amount. As a result, goodwill was not impaired at September 30, 2009.

The gross carrying value and accumulated amortization of the core deposit intangible is presented below:

		September 30, 2009
Core deposit intangible	$	1,056,000
Accumulated amortization		(190,667)
	$	865,333

The core deposit intangible is tested for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable.

Amortization expense on core deposit intangible for the years ended September 30, 2009 and 2008 was $190,667 and $0, respectively.

Estimated amortization expense on core deposit intangible for the next five years is as follows:

Year ended September 30, 2010	$	170,000
Year ended September 30, 2011		137,000
Year ended September 30, 2012		110,000
Year ended September 30, 2013		89,000
Year ended September 30, 2014		71,000

(9) Deposits

Deposits are summarized as follows:

Description and interest rate	**2009**	**2008**
Non-interest bearing NOW accounts	$ 21,494,001	$ 14,869,181
NOW accounts, .50% and .85%, respectively	27,491,640	21,694,726
Statement accounts, .30% and .30%, respectively	9,745,346	7,257,784
Money market accounts, 1.48% and 2.72%, respectively	80,679,977	61,370,844
Total transaction accounts	139,410,964	105,192,535
Certificates:		
0.75 - 1.49%	46,021,988	–
1.50 - 1.99%	38,241,719	–
2.00 - 2.99%	17,342,663	60,858,183
3.00 - 3.99%	28,548,107	34,745,328
4.00 - 4.99%	5,469,010	15,732,752
5.00 - 5.99%	1,168,823	3,235,039
Total certificates, 2.00% and 3.08%, respectively	136,792,310	114,571,302
Total deposits, 1.49% and 2.47%, respectively	$ 276,203,274	$ 219,763,837

At September 30, 2009 and 2008, deposits included brokered certificates of $28,710,000 and $15,000,000, respectively. Approximately $26.0 million of brokered deposits mature within one year, $710,000 in 2012 and $2.0 million in 2014.

Certificate maturities are summarized as follows:

	2009	**2008**
First year	$ 108,355,733	$ 89,574,562
Second year	10,356,733	14,843,151
Third year	9,137,490	6,192,967
Fourth year	3,897,198	1,735,327
Fifth year	5,045,156	2,225,295
	$ 136,792,310	$ 114,571,302

Transaction accounts and certificates in denominations of $100,000 or more amounted to $61,335,542 and $63,560,324 at September 30, 2009, respectively, and $40,069,184 and $44,204,202 at September 30, 2008, respectively. Generally, deposits in excess of $250,000 are not Federally insured. Substantially all certificates of $100,000 or more mature within one year.

Interest on deposits is summarized as follows:

	2009	2008
NOW accounts	$ 190,936	$ 305,856
Passbook accounts	28,365	21,198
Money market accounts	1,498,587	2,223,297
Certificates	3,391,602	4,770,711
	$ 5,109,490	$ 7,321,062

Deposits from directors, executive officers and other affiliates were not material to total deposits at September 30, 2009 and 2008.

(10) Advances from Federal Home Loan Bank of Des Moines and MIB Line of Credit

Fixed-rate advances from FHLB of Des Moines are summarized as follows:

Final Maturity Date	Average Interest Rate at September 30, 2009	2009	2008
Within one year	1.45%	$ 34,866,000	$ 48,000,000
After one through three years	3.04	26,274,862	19,866,000
After three through five years	2.83	8,000,000	1,374,870
		$ 69,140,862	$ 69,240,870
Weighted-average rate		2.21%	2.58%

Principal maturities at September 30, 2009 are summarized as follows:

October 1, 2009 to September 30, 2010	$ 34,966,008
October 1, 2010 to September 30, 2011	11,100,008
October 1, 2011 to September 30, 2012	15,074,846
October 1, 2012 to September 30, 2013	3,000,000
October 1, 2013 to September 30, 2014	5,000,000
	$ 69,140,862

At September 30, 2009, advances from FHLB of Des Moines are secured by FHLB stock and one-to-four family, home equity, multi-family, commercial real estate and non-real estate loans amounting to $82,308,345. The Bank had remaining credit available under the FHLB advance program of $13.2 million at September 30, 2009.

The Bank currently has $5.0 million in available credit at MIB with no amount borrowed as of September 30, 2009.

(11) Securities Sold Under Agreement to Repurchase

Securities sold under agreement to repurchase, which are classified as borrowings, are reflected at the amount of cash received in connection with transaction, plus interest credited. The Bank may be required to provide additional collateral based on the fair value of the underlying securities. The securities sold under agreement to repurchase are under the Bank's control. These agreements to repurchase are summarized as follows:

Maturity Date	Rate at September 30, 2009		2009		2008
June 26, 2012	3.34%	$	365,052	$	569,102
Open line	2.68%		181,967		243,398
Total, 3.12% and 4.45%		$	547,019	$	812,500
Market value of securities		$	1,524,646	$	3,991,155
Average balance of borrowings		$	658,994	$	1,426,793
Maximum balance at any month end		$	855,407	$	2,197,390

The Bank currently has $5.0 million in available credit at MIB with no amount borrowed as of September 30, 2009.

(12) Income Taxes

The Company and Bank file consolidated income tax returns. The Bank is permitted to make additions to the tax bad debt reserve using the experience method.

The components of the net deferred tax asset are summarized as follows:

	2009	2008
Deferred tax liabilities:		
FHLB stock dividends	$ (140,625)	$ (140,625)
Unrealized gain on securities available for sale	(326,626)	(131,166)
Purchase accounting adjustments	(548,205)	–
Other	(9,426)	–
	(1,024,882)	(271,791)
Deferred tax assets:		
Accrued income and expense and deferred loan fees	216,819	270,493
Allowance for losses on loans	1,229,002	987,486
Book over tax depreciation	141,412	118,874
Book over tax benefit plan expense	176,009	164,749
Other	–	9,759
Total deferred tax assets	1,763,242	1,551,361
Net deferred tax asset	$ 738,360	$ 1,279,570

The provisions of FASB ASC 942-740-35, "Financial Services – Depository and Lending – Income Taxes," require the Bank to establish a deferred tax liability for the effect of the tax bad debt reserves over the amounts at September 30, 1988. The Bank's tax bad debt reserves were $3,588,000 at September 30, 1988. The estimated deferred tax liability on such amount is approximately $1,220,000, which has not been recorded in the accompanying financial statements. If these tax bad debt reserves are used for other than loan losses, the amount used will be subject to Federal income taxes at the then prevailing corporate rate.

Income taxes are summarized as follows:

	2009	2008
Current:		
Federal	$ 625,000	$ 575,000
State	116,000	64,000
	741,000	639,000
Deferred:		
Federal	(25,000)	59,000
State	(45,000)	8,000
	(70,000)	67,000
	$ 671,000	$ 706,000

The provision for income taxes differs from the Federal statutory corporate tax rate as follows:

	Percentage of Earnings Before Income Taxes	
	2009	2008
Federal statutory income tax rate	34.0%	34.0%
Increases (decreases) in tax rate:		
Tax exempt income	(6.6)	(6.0)
Change in cash surrender value of BOLI	(6.1)	(5.7)
Nondeductible capital loss	2.6	—
Nondeductible stock option expense	0.5	0.8
State taxes, net of Federal tax benefit	1.9	1.8
Average fair value versus cost of ESOP shares	0.1	0.9
Other, net	1.0	1.3
Tax rate	27.4%	27.1%

(13) Employee Benefits

Defined Contribution Pension Plan (401(k) Plan)

The Bank maintains a defined contribution pension plan, which covers substantially all employees. Participants can contribute from 2% to 15% of their salary of which the Bank will match 50% of the employee contribution, up to a maximum of 5% of the employee's salary. Participants are fully vested after five years of service. Pension plan expense was $71,944 and $62,717 for 2009 and 2008, respectively.

Directors' Benefit Plans

The Bank has adopted a retirement plan for directors elected before 1994. The plan provides that each non-employee director (participant) shall receive upon retirement a benefit in equal annual installments over a ten-year period. The annual benefit will be based upon the product of the participant's vesting percentage and $8,000 for currently retired directors and surviving spouses. For three directors covered under the plan, the annual benefit was amended and will be based upon the product of the participant's vesting percentage and $15,000.

The vesting percentage shall be determined based upon the participant's years of service on the Board, whether before or after the reorganization date, according to the following schedule:

Full Years of Service on the Board	Non-Employee Director's Vested Percentage
Less than 10	0%
10 to 14	25%
15 to 19	50%
20 to 24	75%
25 or more	100%

If an active director covered under the plan terminates service of the Board due to disability, the director's annual benefit for ten years will be $15,000. In the event that the participant dies before collecting any or all of the benefits, the Bank shall pay the participant's surviving spouse. No benefits shall be payable to anyone other than the surviving spouse, and shall terminate on the death of the surviving spouse.

The Bank also provides postretirement medical benefits to directors, elected before 1994, and their spouses. The liability for such benefits is unfunded. The accumulated postretirement benefit obligation, which represents the present value of the estimated future benefits payable to plan participants attributed to service rendered to date, will be recognized on a delayed basis as a component of net periodic cost for postretirement medical benefits.

Postretirement medical benefits for three directors and their spouses have been amended from the current plan of lifetime health insurance coverage to benefits of $500 per month for each of the directors and spouses, not to exceed twenty years.

The following table sets forth each plan's funded status and amounts recognized in other liabilities in the financial statements:

	Retirement Plan		Postretirement Medical Benefits	
	2009	2008	2009	2008
Accumulated benefit obligation	$ (194,317)	$ (205,310)	$ (221,623)	$ (240,160)
Under (over) accrual	(7,580)	(7,580)	10,732	10,732
Accrued benefit cost	$ (201,897)	$ (212,890)	$ (210,891)	$ (229,428)

A reconciliation of the accumulated retirement and postretirement benefit obligations are summarized as follows:

	Retirement Plan		Postretirement Medical Benefits	
	2009	2008	2009	2008
Balance, beginning of year	$ (205,310)	$ (222,934)	$ (240,160)	$ (257,426)
Service cost	(2,597)	(2,597)	(6,685)	(6,685)
Interest cost	(11,292)	(13,376)	(11,967)	(14,712)
Benefits paid	31,000	31,000	45,149	38,163
Actuarial (loss) gain	(6,118)	2,597	(7,960)	500
Balance, end of year	$ (194,317)	$ (205,310)	$ (221,623)	$ (240,160)

The weighted-average annual assumed rate of increase in the per capita cost of covered benefits for the medical plan is 14% for 2009 and thereafter. The effect of increasing the assumed health care trend rates by one percentage point on the accumulated postretirement benefit obligation and the components of the net periodic cost for postretirement medical benefits at or for the years ended September 30, 2009 and 2008 was considered immaterial.

Notes to Consolidated Financial Statements

The weighted-average discount rates used in determining the accumulated benefit obligations were 5.50% at September 30, 2009 and 6.00% at September 30, 2008 and for the years ended September 30, 2009 and 2008, respectively.

The components of the net periodic cost for the retirement and postretirement medical benefits are summarized as follows:

	Retirement Plan		Postretirement Medical Benefits	
	2009	2008	2009	2008
Service cost	$ 2,597	$ 2,597	$ 6,685	$ 6,685
Interest cost	11,292	13,376	11,967	14,712
Amortization of transition obligation	–	–	12,538	12,538
Amortization of prior service cost	7,526	7,526	(9,665)	(9,665)
Amortization of actuarial gain	(2,976)	(2,101)	(21,813)	(21,368)
Net periodic cost	$ 18,439	$ 21,398	$ (288)	$ 2,902

Benefits expected to be paid in each of the next five years and in the aggregate for the five years thereafter are summarized as follows:

	Retirement Plan	Postretirement Medical Benefits
October 1, 2009 to September 30, 2010	$ 23,000	$ 41,955
October 1, 2010 to September 30, 2011	15,000	46,149
October 1, 2011 to September 30, 2012	15,000	50,930
October 1, 2012 to September 30, 2013	15,000	12,000
October 1, 2013 to September 30, 2014	15,000	12,000
October 1, 2014 to September 30, 2019	75,000	60,000
	$ 158,000	$ 223,034

Amounts recognized in accumulated other comprehensive earnings, net are summarized as follows:

	Retirement Plan		Postretirement Medical Benefits	
	2009	2008	2009	2008
Unrecognized transition obligation	$ –	$ –	$ 50,138	$ 62,676
Unrecognized prior service cost	30,103	37,629	(38,658)	(48,323)
Unrecognized actuarial gain	(26,316)	(35,741)	(103,307)	(122,621)
	3,787	1,888	(91,827)	(108,268)
Tax effect	(1,325)	(661)	32,076	37,894
Unrecognized loss (gain), net of taxes	$ 2,462	$ 1,227	$ (59,751)	$ (70,374)

The estimated amounts that will be amortized from accumulated other comprehensive earnings into net periodic cost for 2010 are as follows:

	Retirement Plan	Postretirement Medical Benefits
Unrecognized transition obligation	$ —	$ 12,538
Unrecognized prior service cost	7,526	(9,665)
Unrecognized actuarial gain	(1,721)	(20,286)
	$ 5,805	$ (17,413)

Employee Stock Ownership Plan (ESOP)

The Bank has established an ESOP for the benefit of participating employees. Participating employees are employees who are normally scheduled to work at least twenty hours a week. After participants complete plan eligibility requirements they become 20% vested after one year of service, and 20% for each additional year of service until benefits are 100% vested after 5 years. The Bank makes annual contributions to the ESOP equal to the ESOP's debt service less dividends on unallocated ESOP shares used to repay the ESOP loan. Dividends on allocated ESOP shares are paid to participants of the ESOP and charged to retained earnings. The ESOP shares are pledged as collateral on the ESOP loan. As the loan is repaid, shares are released from collateral and allocated to participating employees, based on the proportion of loan repaid and compensation of the participants. The Plan permits offsetting forfeitures against employer contributions. Benefits become payable upon a participant's retirement, death, disability or separation from service.

Additional ESOP disclosures are summarized as follows:

	2009	2008
Shares allocated at year end	173,524	153,614
Shares released for allocation at year end	25,350	29,369
Unreleased shares at year end	36,134	61,484
ESOP expense for the year	$189,039	$296,378
Fair value of unreleased ESOP shares at year end	271,366	553,356

ESOP shares prior to the July 11, 2006 conversion date have been adjusted by the exchange ratio of 3.5004. The ESOP loan from the Company is secured solely by the common stock at an interest rate of 8.25%.

Stock Options

As authorized by the 2003 Incentive Equity and Deferred Compensation Plan (the "2003 Plan"), the Board of Directors granted 78,760 options to non-employee directors and 96,260 to certain officers and employees during fiscal year 2004. The Plan authorizes the award of up to 258,063 shares of common stock, subject to restrictions, to be issued to directors, officers and employees of the Bank. The Plan provides for the grant of stock options, stock appreciation rights, restricted stock and unrestricted stock. Options expire ten years from the date of the grant. Stock options to directors are fully vested on the grant date of June 16, 2004. Options granted to the Bank's CEO are vested over three years and three months and options granted to certain other officers and employees are vested over a five-year period. On January 27, 2005 the Board of Directors granted an additional 38,504 options to certain officers and employees. Options granted to the CEO are vested over a period of three years and eight months and options granted to certain officers and employees are vested over a five-year period. On November 23, 2005 the Board of Directors granted an additional 42,440 options to directors and officers. Options granted to the board, CEO, and certain officers, were vested over a ten-month period.

In connection with the completion of the Conversion in July 2006, the Company assumed the Plan and all outstanding options and shares were adjusted based on the 3.5004 exchange ratio. The exercise prices were adjusted to reflect the proportional change in values that resulted from the exchange.

As authorized by the Liberty Bancorp, Inc. 2007 Equity Incentive Plan (the "2007 Plan"), the Board of Directors granted 25,150 options to non-employee directors and 65,500 options to certain officers and employees on February 27, 2007. The 2007 Plan authorizes the award of up to 100,691 options to purchase shares of common stock, subject to restrictions, to be issued to directors, officers and employees of the Bank. The Plan provides for the grant of stock options, stock appreciation rights, restricted stock and unrestricted stock. Options expire ten years from the date of the grant. All 90,650 options granted are vested over a five-year period.

The Company has estimated the fair value of awards granted for the year ended September 30, 2009 under its stock option plan utilizing the Black-Scholes pricing model to be $1.82. The assumptions used in the Black-Scholes model were as follows:

	2009	2008
Expected dividend yield	1.30%	—
Risk-free interest rate	2.77%	—
Expected life of options	7.50 years	—
Expected volatility	23.00%	—

The expected dividend yield is based on the current quarterly dividend in effect at the time of the grant. The risk-free interest rate is based on the 7-year U.S. Treasury Constant. The expected life of options is based on the average of the option life of ten years and vesting period of five years. The expected volatility is based on historical volatility of the Company's stock.

Stock option compensation expense is as follows:

	2009	2008
Pretax	$46,595	$75,347
After tax	43,550	71,639
Basic and diluted earnings per share	$ 0.01	$ 0.02

At September 30, 2009, the total unrecognized compensation expense related to nonvested stock options was $103,991 and is expected to be recognized over the weighted-average period of 2.86 years.

Stock options, granted, exercised or forfeited are as follows:

	Number of Shares		Weighted-Average Exercise Price	Weighted-Average Contractual Term in Years		Aggregate Intrinsic Value
Outstanding at September 30, 2007	323,063	$	8.42	7.75	$	797,568
Granted	-		-	-		-
Exercised	(525)		8.28	-		-
Expired	-		-	-		-
Forfeited	(1,050)		8.28	-		-
Outstanding at September 30, 2008	321,488	$	8.40	6.72		396,443
Granted	5,000		6.78	-		-
Exercised	-		-	-		-
Expired	-		-	-		-
Forfeited	-		-	-		-
Outstanding at September 30, 2009	326,488	$	8.37	5.78	$	105,303
Exercisable at September 30, 2009	264,321	$	7.82	5.38	$	101,653
Vested and expected to vest at September 30, 2009	264,321	$	7.82	5.38	$	101,653

A summary of the total value of options exercised, the amount of cash received from the exercise of stock options and the fair value of shares vested is as follows for the years indicated:

		2009		2008
Intrinsic value of options exercised	$	—	$	1,076
Cash received from the exercise of options		—		4,347
Fair value of shares vested		189,033		415,793

Shares exercisable and weighted-average exercise prices were 264,321 and $7.82 at September 30, 2009, respectively and 236,162 and $7.58 at September 30, 2008, respectively.

Restricted Stock Awards

During fiscal year 2004, as authorized by the 2003 Plan, two directors each received a restricted stock award of 6,125 shares as adjusted by the exchange ratio of 3.5004, which vests over three years. On February 27, 2007, as authorized by the 2007 Plan, the Board of Directors granted 31,400 restricted stock awards to non-employee directors and 78,000 awards to certain officers and employees. The 2007 Plan authorizes the award of up to 125,649 shares of common stock, subject to restrictions, to be issued to directors, officers and employees of the Bank. Subsequently, 125,649 shares were repurchased by a trust to fund the restricted stock awards. All awards are vested over a five-year period. A summary of the Company's restricted stock compensation expense is as follows:

	2009	2008
Pretax	$ 249,977	$ 246,588
After tax	$ 162,485	$ 160,282

At September 30, 2009, the total unrecognized expense was $626,430 and is expected to be recognized over the next 2.5 years.

A summary of the Company's nonvested stock award activity for 2009 is as follows:

	Number of Nonvested Shares	Weighted-Average Grant Date Fair Value
Nonvested at October 1, 2008	87,520	$ 11.27
Granted	5,000	6.78
Vested	(21,880)	11.27
Forfeited	—	—
Nonvested at September 30, 2009	70,640	$ 11.03

(14) Stockholders' Equity and Minimum Regulatory Capital Requirements

On August 23, 1993 the Bank completed its reorganization from a state-chartered mutual savings bank into a Federal mutual holding company. The reorganization was accomplished through a purchase and assumption of assets and liabilities whereby the Bank (i) incorporated a Missouri-chartered stock savings bank; (ii) converted the Bank's charter to a Federally-chartered mutual holding company; (iii) transferred substantially all of the Bank's assets and liabilities to the newly formed stock savings bank in exchange for 800,000 shares of common stock; and (iv) adopted a new charter issued by the Office of Thrift Supervision ("OTS") changing its form to that of a federally chartered mutual holding company known as Liberty Savings Mutual Holding Company ("MHC").

Concurrent with the reorganization, 500,000 shares of the Bank's common stock were issued in an offering to the Bank's ESOP and MRPs established for the benefit of officers and employees of the Bank, certain members of the Bank and members of the general public. Each share of common stock was sold at a price of $10.00 per share. The MHC owned 800,000 of the Bank's outstanding common stock. Subsequent to the offering an additional 14,276 shares of the Bank's common stock were issued to the MRPs.

On July 21, 2006 our organization converted from the partially public mutual holding company form to the fully public stock holding company structure. In the stock holding company structure, all of the Bank's stock is owned by Liberty Bancorp, Inc., and all of Liberty Bancorp's stock is owned by the public and our employee stock ownership plan. Liberty Savings Mutual Holding Company no longer exists and the name of the bank, Liberty Savings Bank, F.S.B., was changed to BankLiberty. Depositors and borrowers do not have voting rights in the Bank. Voting rights were vested exclusively with stockholders of the Company. A liquidation account was established at the time of Conversion in an amount equal to $21.1 million, the capital of the Bank as of the date of the latest balance sheet contained in the final prospectus. Each eligible account holder or supplemental account holder is entitled to a proportionate share of this account in the event of a complete liquidation of the Bank, and only in such event. This share will be reduced if the account holder's or supplemental account holder's deposit balance falls below the amount on the date of record and will cease to exist if the account is closed. The liquidation account will never be increased despite any increase in the related deposit balance.

As part of the conversion, Liberty Bancorp sold 2,807,383 shares of common stock at a price of $10.00 per share representing the majority ownership of Liberty Savings Bank that was held by Liberty Savings Mutual Holding Company. At the conclusion of the conversion, existing public stockholders of Liberty Savings Bank were issued 3.5004 shares of Liberty Bancorp, Inc. in exchange for each share of Liberty Savings Bank common stock, or 1,952,754 shares. Fractional shares in the aggregate, or 36 shares, were redeemed for cash. Total shares outstanding after the offering and the exchange totaled 4,760,137 shares. Net proceeds from the sale of common stock in the offering were $25,647,944, after deduction of conversion costs of $1,257,890, and unearned compensation related to shares issued to the ESOP of $1,167,996. In addition, as part of the Conversion and dissolution of Liberty Savings Mutual Holding Company, the Bank received $694,397 of cash previously held by the MHC. The Company retained 50% of the net conversion proceeds less funds to originate a loan to a trust for the ESOP, and used the balance of the net proceeds to purchase all of the stock in the Bank in the Conversion.

On May 21, 2009 a fourth stock repurchase program was approved to acquire up to 365,537, or 10%, of the Company's common stock. Repurchases will be conducted through open market purchases or privately negotiated transactions, from time to time depending on market conditions and other factors. There is no guarantee as to the exact number of shares to be repurchased by the Company. The Company has repurchased 40,808 shares under this program.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators, which, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines, the Bank must meet specific guidelines, which involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to judgments by the regulators about components, risk-weightings and other factors. At September 30, 2009, the Bank met all capital adequacy requirements.

The Bank is also subject to the regulatory framework for prompt corrective action. At September 30, 2009 and 2008, the most recent notification from the regulatory agencies categorized the Bank as well capitalized. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the dates of the aforementioned notifications which management believes have changed the Bank's category.

The Bank's actual and required capital amounts and ratios at September 30, 2009 are as follows:

	Actual		Minimum for Capital Adequacy		Required to be "Well Capitalized"	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in Thousands)			
Stockholders' equity	$ 41,027					
Computer software costs	(191)					
Goodwill and core deposit intangible	(2,057)					
Unrealized gain, net – benefit plans	(57)					
Unrealized gain on securities AFS, net	(556)					
Tangible capital	$ 38,166	9.8%	$ 5,835	1.5%		
General valuation allowance	3,519					
Total capital to risk-weighted assets	$ 41,685	12.7%	$ 26,302	8.0%	$ 32,877	10.0%
Tier 1 capital to risk-weighted assets	$ 38,166	11.6%	$ 13,151	4.0%	$ 19,726	6.0%
Tier 1 capital to total assets	$ 38,166	9.8%	$ 15,559	4.0%	$ 19,449	5.0%

The Bank's actual and required capital amounts and ratios at September 30, 2008 are as follows:

	Actual		Minimum for Capital Adequacy		Required to be "Well Capitalized"	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in Thousands)			
Stockholders' equity	$ 38,863					
Computer software costs	(192)					
Unrealized gain, net – benefit plans	(69)					
Unrealized gain on securities AFS, net	(269)					
Tangible capital	$ 38,333	11.5%	$ 4,983	1.5%		
General valuation allowance	2,633					
Total capital to risk-weighted assets	$ 40,966	14.4%	$ 22,741	8.0%	$ 28,426	10.0%
Tier 1 capital to risk-weighted assets	$ 38,333	13.5%	$ 11,371	4.0%	$ 17,056	6.0%
Tier 1 capital to total assets	$ 38,333	11.5%	$ 13,288	4.0%	$ 16,610	5.0%

An OTS regulation restricts the Bank's ability to make capital distributions, including paying dividends. The regulations do not permit cash dividend payments if the Bank's capital would be reduced below the amount of the minimum capital requirements or the liquidation account. The OTS may impose other restrictions. During the year ended 2009, the Bank paid a $660,000 dividend to Liberty Bancorp, Inc.

During the years ended September 30, 2009 and 2008, the Company paid cash dividends of $366,120 and $402,956, respectively.

(15) Off-Balance Sheet Risk, Commitments and Contingencies

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans and unused lines of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The Company's maximum exposure to credit loss in the event of nonperformance by the borrower is represented by the contractual amount and related accrued interest receivable of those instruments. The Company minimizes this risk by evaluating each borrower's creditworthiness on a case-by-case basis. Collateral held by the Company generally consists of a first or second mortgage on the borrower's property. The amount of collateral obtained is based upon an appraisal of the property.

Commitments to originate loans are legally binding agreements to lend to the Company's customers. Letters of credit are unconditional commitments issued by the Company to guarantee the performance of the borrower to a third party.

The following table sets forth information regarding off-balance sheet financial instruments as of September 30, 2009:

		Fixed-Rate	Adjustable-Rate
Off-balance sheet financial instruments:			
Commitments to originate loans	$	3,562,841	4,209,636
Commitments for unused lines of credit	$	302,016	11,970,663
Commitments for undisbursed loans	$	2,286,855	4,745,548
Commitments for letters of credit	$	219,253	—

Interest rates on these fixed-rate loans generally ranged from 4.91% to 8.50%.

At September 30, 2009, there was no known pending litigation or other claims that management believes will be material to the Company's financial position.

(16) Fair Value Measurements and Financial Instruments

Fair Value Measurements

Effective October 1, 2008, the Company adopted the provisions included in FASB ASC 820-10, "Fair Value Measurements," for financial assets and liabilities. In accordance with FASB 820-10-65, the Company will delay application of the transition content in FASB ASC 820 for non-financial assets and liabilities that are not recognized or disclosed at fair value in the financial statements, until October 1, 2009.

FASB ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes the assumptions that market participants would use in pricing the assets or liabilities (the "inputs") into three broad levels.

The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets for identical assets and liabilities and the lowest priority (Level 3) to unobservable inputs in which little, if any, market activity exists, requiring entities to develop their own assumptions and data.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in market areas that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks and default rates) or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Valuation Techniques

Available for sale securities are carried at fair value utilizing Level 1, Level 2 and Level 3 inputs. For equity securities, the Company obtains market quotes for its investment in common stock.

For Level 2 debt securities, the Company obtains fair value measurements from an independent pricing service. Level 2 debt securities include Federal agency obligations, state and municipal obligations, mortgage-backed securities and collateralized mortgage obligations. The fair value measurements consider observable data that may include dealer quotes, live trading levels, trade execution data, cash flows, market consensus prepayment speeds, market spreads, credit information and the U.S. Treasury yield curve.

The fair value of Level 3 debt securities are determined by the appraisal of the underlying collateral, discounted cash flow analysis, or other internally developed estimates that incorporate market-based assumptions.

Impaired loans are carried at fair value utilizing Level 3 inputs, consisting of appraisals of underlying collateral or discounted cash flow analysis. The Company considers a loan to be impaired under FASB ASC 310-10-15 when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement on a timely basis. Impairment losses are recognized through an increase in the allowance for loan losses and provision for loan losses, included in earnings for the period. The types of loans for which impairment under FASB ASC 310-10-15 is measured include nonaccrual income property loans (excluding those loans included in the homogenous portfolio which are collectively reviewed for impairment), large, nonaccrual single-family loans and troubled debt restructurings. Valuation allowances are established for impaired loans under FASB ASC 310-10-15 for the difference between the loan amount and the fair value of collateral and estimated selling costs.

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate, utilizing Level 2 inputs as determined based on expected proceeds from outstanding commitments from investors.

Assets Measured at Fair Value on a Recurring Basis

The following table summarizes financial assets measured at fair value on a recurring basis at September 30, 2009, segregated by the level of the inputs within the hierarchy used to measure fair value:

	Fair Value Measurements at Reporting Date Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Available for sale securities:				
Debt securities:				
Federal agency obligations	$ —	$ 10,550,363	$ —	$ 10,550,363
State and municipal obligations	—	6,933,639	2,980,985	9,914,624
Mortgage-backed securities	—	8,709,731	—	8,709,731
Collateralized mortgage obligations	—	247,079	—	247,079
Equity securities	299,189	—	—	299,189
	$ 299,189	$ 26,440,812	$ 2,980,985	$ 29,720,986

Level 3 Assets Measured at Fair Value on a Recurring Basis Using Significant Unobservable Inputs:

	State and Municipal Obligations
Balance at October 1, 2008	$ 3,205,908
Total unrealized losses included in other comprehensive earnings	(203,462)
Purchases	4,512
Principal collections	(25,973)
Balance at September 30, 2009	$ 2,980,985

Assets Measured at Fair Value on a Non-Recurring Basis

Assets measured at fair value on a non-recurring basis at September 30, 2009 include nonperforming loans of $2,715,188, which are collateral dependent utilizing Level 3 inputs and loans held for sale of $459,270, utilizing Level 2 inputs.

Following is a summary of activity in the allowance for losses on nonperforming loans:

		2009
Balance at beginning of year	$	437,523
Charge-offs		(646,957)
Recoveries		–
Provision charged to expense		525,292
Balance at end of year	$	315,858

Financial Instruments

The carrying amounts and estimated fair values of the Company's financial instruments under FASB ASC 825-10 "Financial Instruments," are summarized as follows:

	2009				2008			
		Carrying Amount		Fair Value		Carrying Amount		Fair Value
Non-trading instruments and nonderivatives:								
Cash and cash equivalents	$	26,512,327	$	26,512,327	$	8,084,603	$	8,084,603
Securities available for sale		20,764,176		20,764,176		26,053,420		26,053,420
Stock in FHLB of Des Moines		3,910,100		3,910,100		3,576,300		3,576,300
Mortgage-backed securities - available for sale		8,956,810		8,956,810		13,989,151		13,989,151
Loans receivable, net		302,246,097		314,679,761		256,713,257		262,427,542
Loans held for sale		459,270		459,270		877,246		877,246
Accrued interest receivable		1,557,970		1,557,970		1,640,478		1,640,478
Deposits		276,203,274		278,379,493		219,763,837		220,125,700
Accrued interest on deposits		307,911		307,911		297,656		297,656
Advances from FHLB of Des Moines		69,140,862		69,784,806		69,240,870		68,890,734
Securities sold under agreement to repurchase	$	547,019	$	542,643	$	812,500	$	806,000

The following methods and assumptions were used in estimating the fair values of financial instruments, exclusive of securities which are discussed under "Valuation Techniques."

Cash and cash equivalents are valued at their carrying amounts due to the relatively short period to maturity of the instruments.

The carrying amounts of accrued interest receivable and payable approximate fair value. Stock in FHLB of Des Moines is valued at cost, which represents redemption value and approximates fair value.

Fair values are computed for each loan category using market spreads to treasury securities for similar existing loans in the portfolio and management's estimates of prepayments.

Deposits with no defined maturities, such as NOW accounts, passbook accounts and money market deposit accounts, are valued at the amount payable on demand at the reporting date. The fair value of certificates of deposit, advances from FHLB of Des Moines and securities sold under agreement to repurchase is computed at fixed spreads to treasury securities with similar maturities.

Off-balance sheet assets include commitments to extend credit and unused lines of credit for which fair values were estimated based on interest rates and fees currently charged to enter into similar transactions and commitments to sell loans for which fair values were estimated based on current secondary market prices for commitments with similar terms. As a result of the short-term nature of the outstanding commitments, the fair values of fees on such commitments are considered immaterial to the Company's financial condition.

(17) Parent Company Only Financial Statements

The following balance sheets and statements of earnings and cash flows for Liberty Bancorp, Inc. should be read in conjunction with the consolidated financial statements and the notes thereto.

Balance Sheets

September 30, 2009 and 2008

Assets	2009	2008
Cash and cash equivalents	$ 1,659,607	$ 1,084,524
Investment in subsidiary	41,027,794	38,863,988
Securities available for sale ("AFS")	299,189	471,515
ESOP note receivable	283,147	490,439
Loans receivable, net of allowance for loan losses of $0	470,510	3,085,454
Accrued interest receivable – loans	1,663	7,420
Other assets	61,603	41,710
Total assets	$ 43,803,513	$ 44,045,050
Liabilities and Stockholders' Equity		
Other liabilities	$ 18,822	28,307
Accrued income taxes	–	7,639
Total liabilities	18,822	35,946
Stockholders' equity:		
Common stock	47,617	47,617
Treasury stock, at cost	(11,100,506)	(8,632,753)
Additional paid-in capital	32,600,040	32,320,258
Common stock acquired by ESOP	(268,805)	(474,634)
Accumulated other comprehensive earnings, net	640,636	292,484
Retained earnings - substantially restricted	21,865,709	20,456,132
Total stockholders' equity	43,784,691	$ 44,009,104
Total liabilities and stockholders' equity	$ 43,803,513	44,045,050

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

Statements of Earnings

Years Ended September 30, 2009 and 2008

Interest and dividend income:	2009	2008
Loans receivable	$ 90,689	$ 103,301
ESOP note receivable	40,461	58,322
Other interest-earning assets	15,501	135,327
Total interest income	146,651	296,950
Dividend income - BankLiberty	660,000	–
Total interest and dividend income	806,651	296,950
Loss on sale of equity securities – AFS	(72,440)	–
OTTI loss on equity security	(113,126)	–
Noninterest expense	(308,579)	(305,080)
Earnings (loss) before income taxes and equity in undistributed earnings of the Bank	312,506	(8,130)
Income tax benefit	60,000	3,000
Net earnings (loss) before equity in earnings of Bank	372,506	(5,130)
Earnings of subsidiary in excess of dividends received	1,403,191	1,926,658
Net earnings	$ 1,775,697	$ 1,921,528

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

Statements of Cash Flows

Years Ended September 30, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net earnings	$ 1,775,697	$ 1,921,528
Adjustments to reconcile net earnings to net cash provided by (used for) operating activities:		
Equity in undistributed net earnings of BankLiberty	(2,063,191)	(1,926,658)
OTTI loss on equity security	113,126	—
Decrease (increase) in:		
Accrued interest receivable	5,757	2,520
Other assets	(46,878)	(2,959)
Increase (decrease) in;		
Other liabilities	(9,485)	14,807
Accrued income taxes	(7,639)	(32,519)
Net cash provided by (used for) operating activities	(232,613)	(23,281)
Cash flows from investing activities:		
Net change in loans receivable	2,614,944	(1,485,454)
Proceeds from sale of equity securities	159,333	—
Dividend from subsidiary	660,000	—
Purchase of securities available for sale	—	(149,826)
Repayment of ESOP loan	207,292	216,496
Net cash provided by (used for) investing activities	3,641,569	(1,418,784)
Cash flows from financing activities:		
Proceeds from exercise of stock options	—	4,347
Cash dividends	(366,120)	(402,956)
Repurchase of common stock	(2,467,753)	(8,632,753)
Other	—	989
Net cash provided by (used for) financing activities	(2,833,873)	(9,030,373)
Net increase (decrease) in cash and cash equivalents	575,083	(10,472,438)
Cash and cash equivalents at beginning of year	1,084,524	11,556,962
Cash and cash equivalents at end of year	$ 1,659,607	$ 1,084,524

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIBERTY BANCORP, INC.

Date: December 21, 2009

By: /s/ Brent M. Giles
Brent M. Giles
Chief Executive Officer
(Duly Authorized Representative)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ Brent M. Giles
Brent M. Giles
Chief Executive Officer and Director
(Principal Executive Officer)

Date: December 21, 2009

By: /s/ Marc J. Weishaar
Marc J. Weishaar
Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: December 21, 2009

By: /s/ Daniel G. O'Dell
Daniel G. O'Dell
Chairman of the Board

Date: December 21, 2009

By: /s/ Ralph W. Brant, Jr.
Ralph W. Brant, Jr.
Director

Date: December 21, 2009

By: /s/ Robert T. Sevier
Robert T. Sevier
Director

Date: December 21, 2009

By:/s/ Steven K. Havens
Steven K. Havens
Director

Date: December 21, 2009

LIBERTY BANCORP, INC.

Board of Directors of Liberty Bancorp, Inc. and BankLiberty

Daniel G. O'Dell
Chairman of the Board
President, O'Dell Publishing, Inc.

Steven K. Havens
Director
President, Havens Construction Company, Inc.

Ralph W. Brant, Jr.
Director
President, Brant's Clothing

Robert T. Sevier
Director
Recorder of Deeds
Clay County, Missouri

Brent M. Giles
Director, President and Chief Executive Officer of Liberty Bancorp, Inc. and BankLiberty

Officers of Liberty Bancorp, Inc.

Brent M. Giles
President and
Chief Executive Officer

Marc J. Weishaar
Treasurer, Senior Vice President and
Chief Financial Officer

Mark E. Hecker
Senior Vice President and
Chief Lending Officer

Cathy Trusler
Corporate Secretary

Martin J. Weishaar
Senior Vice President, Chief Administrative Officer and General Counsel

Officers of BankLiberty

Brent M. Giles
President and
Chief Executive Officer

Marc J. Weishaar
Senior Vice President and
Chief Financial Officer

Mark E. Hecker
Senior Vice President and
Chief Lending Officer

Martin J. Weishaar
Senior Vice President, Chief Administrative Officer and General Counsel

Kenneth M. Honeck
Senior Vice President,
Chief Deposit Officer

Monica Bolin
Senior Vice President,
Credit Administration

BankLiberty Offices

Headquarters
16 W. Franklin
Liberty, MO 64068
(816) 781-4822

Platte City Branch
92 Highway & Bellmondo Drive
Platte City, MO 64079
(816) 858-5200

Plattsburg Branch
1206 Clay
Plattsburg, MO 64477
(816) 930-2513

Shoal Creek Branch
9200 N.E. Barry Road
Kansas City, MO 64157
(816) 407-9200

Independence Branch
4315 South Noland Road
Independence, MO 64055
(816) 350-4477

Boardwalk Branch
8740 N. Ambassador Drive
Kansas City, MO 64154
(816) 741-7979

Gladstone Branch
6410 N. Prospect
Gladstone, MO 64119
(816) 452-7300

Parkville Branch
6309 NW Highway 9
Parkville, MO 64152
(816) 587-7700

North Kansas City Branch
1157 Burlington
North Kansas City, MO 64116
(816) 221-5577

Farley Branch
91 Main
Farley, MO 64028
(816) 330-3322

LIBERTY BANCORP, INC.

Investor Information

ANNUAL MEETING OF STOCKHOLDERS

The Annual Meeting of Stockholders will be held on Monday, February 17, 2010 at 5:30 p.m., local time, at 9200 NE Barry Road, Kansas City, Missouri.

LEGAL COUNSEL

Kilpatrick Stockton, LLP
607 14th St NW
Washington, DC 20005

STOCK TRANSFER AGENT AND REGISTRAR

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

AUDITORS

Michael Trokey & Company, P.C.
Certified Public Accountants
10411 Clayton Road
St. Louis, Missouri 63131

FORM 10-K

A COPY OF LIBERTY BANCORP, INC.'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2009, INCLUDING FINANCIAL STATEMENTS, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WILL BE FURNISHED WITHOUT CHARGE TO STOCKHOLDERS AS OF THE RECORD DATE FOR THE 2010 ANNUAL MEETING UPON WRITTEN REQUEST TO THE CORPORATE SECRETARY, LIBERTY BANCORP, INC., 16 W. FRANKLIN, LIBERTY, MISSOURI 64068.



LIBERTY BANCORP, INC.

16 W. Franklin • Liberty, MO 64068-1637